UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

February 29, 2024

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ CRISTIAN RESTREPO HERNANDEZ
Name:	Cristian Restrepo Hernandez
Title:	VP of Corporate Finance
Date:	February 29, 2024

AENZA S.A.A. AND SUBSIDIARIES

Consolidated Financial Statements

As of December 31, 2022 and 2023

(Including Independent Auditors’ Report)

Independent Auditors’ Report

To the Shareholders and Board of Directors of AENZA S.A.A.

Opinion

We have audited the consolidated financial statements of AENZA S.A.A. and its subsidiaries (the Company), which comprise the consolidated statements of financial position as of December 31, 2023 and 2022, the consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising material accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023 and 2022, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

Basis for Opinion

We conducted our audits in accordance with International Standards on Auditing (ISAs) approved for their application in Peru by the Dean’s Council of the Peruvian Professional Association of Public Accountants. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audits of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the International Ethics Standards Board for Accountants Code of Ethics for Professional Accountants of the (IESBA Code) together with the ethical requirements that are relevant to our audit of the consolidated financial statements in Peru, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter

We draw attention to the following matter. Our opinion is not modified in respect of this matter. As described in notes 5(a)(v), 11(b) and 14(a)(i) of the consolidated financial statements, as of December 31, 2023 the Company maintains an account receivable, net of impairment from Gasoducto Sur Peruano S.A. (GSP) for S/ 527.7 million. In December 2017, GSP started bankruptcy proceedings for its liquidation before the Instituto Nacional de Defensa del Consumidor y Propiedad Intelectual (INDECOPI). In addition, during January 2024 the Liquidator was appointed and the Liquidation agreement of GSP was approved by the Board of Creditors after INDECOPI ordered the ex officio liquidation, in order to continue the actions permitted by law and the corresponding legal mechanisms, by which GSP believes it can recover the net book value (NBV) of the concession assets from the Peruvian Government. The recoverability of this account receivable from GSP will depend on the successful of the liquidation process to be executed by the Liquidator appointed by the Board of Creditors.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Valuation of the account receivable from Gaseoducto Sur Peruano S.A. (GSP)

As of December 31, 2023, the consolidated financial statements includes an account receivable, net of impairment from GSP for S/ 527.7 million. See notes 5(a)( v), 11(b) and 14(a)(i) to the consolidated financial statements. The Company has a 21.49% investment in GSP, which entered into a concession agreement with the Peruvian Government in 2014. In January 2017, the Peruvian Ministry of Energy and Mines early terminated the concession agreement due to the fact that GSP did not accredit the financial closure within the contractual term. In December 2017, GSP started bankruptcy proceedings, in which the Company was part of the GSP’s creditors. In addition, in January 2024, the Liquidator was appointed and the Liquidation agreement of GSP was approved by the Board of Creditors after INDECOPI ordered the ex officio liquidation, in order to continue the actions permitted by law and the corresponding legal mechanisms, by which GSP believes it can recover the net book value (NBV) of the concession assets from the Peruvian Government and, as a consequence, the Company expects to recover this account receivable from GSP.

We identified the valuation of the trade account receivable from GSP as a key audit matter due to the significant carrying amount in the consolidated financial statements and the subjective auditor judgment required to evaluate the Company’s assessment of the recoverable amount of this account receivable due to approval of the Liquidation agreement to be executed by the Liquidator appointed. In addition, the assessment of the discount rate used in the determination of the account receivable from GSP required specialized skills and knowledge. In this type of complex and long-term proceedings, the Company´s key assumptions, such as, the recoverability of the NBV of the concession assets and the term of recovery, may vary in the future.

Our audit procedures in this area included, among others: Evaluating the Company’s and its external legal advisors’ assessment of the early termination of the concession agreement, and the corresponding conclusions that impacted the assessed recoverable amount of the trade account receivable. Evaluating the report from the Company’s external legal advisors with respect to the recovery process executed by the Board of Creditors. Involving legal professionals with specialized skills and knowledge, who assisted in the evaluation of the expected term of recovery used by the Company. Involving valuation professionals with specialized skills and knowledge, who assisted in the assessment of the discount rate used by the Company as of December 31, 2023 by developing an independent range of discount rates and comparing those to the discount rate used by the Company. Evaluating the adequacy of the consolidated financial statement disclosures.

Revenue recognition from construction contracts with customers

The Company recorded S/ 2,443.9 million of revenue from construction activities for the year ended December 31, 2023. As discussed in Note 2.W.i to the consolidated financial statements, the Company recognizes revenue from engineering and construction contracts with customers over time using the output method to measure the physical percentage-of-completion, which is based on surveys of performance by the Company’s specialists.

We identified the revenue recognition for these engineering and construction contracts with customers as a key audit matter due to the amount of revenue for the year ended December 31, 2023 and the high degree of subjective auditor judgment required to evaluate the Company’s determination of the physical percentage-of-completion based on surveys of performance by the Company’s specialist. Specialized skills and knowledge were also required to evaluate the Company’s determination of the physical percentage of completion.

Our audit procedures in this area included, among others: Evaluating the professional qualifications and the knowledge, skills, and ability of the Company’s specialists involved in measuring the contract’s physical percentage-of-completion. For a sample of construction revenue (i) inspecting contracts signed between the Company and customers to evaluate the effects on revenue recognition of the relevant contractual conditions, (ii) assessing the underlying supporting documentation for the revenue recognized, (iii) interviewing and inspecting documentation prepared by project personnel and (iv) involving professionals with specialized skills and knowledge in engineering, who assisted in the evaluation of the physical percentage-of-completion of the sample of construction revenue based on information provided by the Company.

Other Information

Management is responsible for the other information. The other information comprises the 2023 Integrated Report but does not include the consolidated financial statements and our auditors’ report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audits of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs approved for their application in Peru by the Dean’s Council of the Peruvian Professional Association of Public Accountants will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISA approved for their application in Peru by the Dean’s Council of the Peruvian Professional Association of Public Accountants, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Company audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Lima, Peru

February 29, 2024

Countersigned by:

Ronald J. Villalobos (Partner)
Peruvian Certified Public Accountant
Registration No. 60262

AENZA S.A.A. and Subsidiaries

Consolidated Financial Statements

S/	=	Sol
US$	=	US dollar

i

AENZA S.A.A. and Subsidiaries
Consolidated Statements of Financial Position
As of December 31, 2022 and 2023

In thousands of soles	Note	2022	2023
Assets
Current assets
Cash and cash equivalents	9	917,554	1,003,888
Trade accounts receivable, net	10	1,078,582	1,061,801
Accounts receivable from related parties	11	27,745	15,443
Other accounts receivable, net	12	393,195	348,072
Inventories, net	13	346,783	360,497
Prepaid expenses		28,098	29,098
Total current assets		2,791,957	2,818,799

Non-current assets
Trade accounts receivable, net	10	723,869	768,971
Accounts receivable from related parties	11	542,392	528,285
Prepaid expenses		17,293	14,081
Other accounts receivable, net	12	285,730	311,404
Inventories, net	13	65,553	70,282
Investments in associates and joint ventures	14	14,916	12,747
Investment property, net	15.A	61,924	58,260
Property, plant and equipment, net	15.B	284,465	307,165
Intangible assets and goodwill, net	16	787,336	752,456
Right-of-use assets, net	15.C	50,207	36,295
Deferred tax asset	23	295,638	255,763
Total non-current assets		3,129,323	3,115,709
Total assets		5,921,280	5,934,508

Liabilities
Current liabilities
Borrowings	17	574,262	516,029
Bonds	18	77,100	81,538
Trade accounts payable	19	1,027,256	1,164,266
Accounts payable to related parties	11	53,488	44,372
Current income tax		69,652	38,398
Other accounts payable	20	705,442	608,828
Other provisions	21	132,926	117,086
Total current liabilities		2,640,126	2,570,517

Non-current liabilities
Borrowings	17	305,631	306,678
Bonds	18	792,813	741,387
Trade accounts payable	19	9,757	4,001
Other accounts payable	20	102,319	509,311
Accounts payable to related parties	11	27,293	28,564
Other provisions	21	569,027	98,067
Deferred tax liability	23	128,308	188,694
Total non-current liabilities		1,935,148	1,876,702
Total liabilities		4,575,274	4,447,219

Equity	22
Capital		1,196,980	1,371,965
Legal reserve		132,011	-
Voluntary reserve		29,974	-
Share Premium		1,142,092	-
Other reserves		(97,191)	(68,440)
Accumulated results		(1,342,362)	(41,148)
Equity attributable to owners of the Company		1,061,504	1,262,377
Non-controlling interest	31	284,502	224,912
Total equity		1,346,006	1,487,289
Total liabilities and equity		5,921,280	5,934,508

The accompanying notes are part of the consolidated financial statements.

AENZA S.A.A. and Subsidiaries
Consolidated Statements of Profit or Loss
For the years ended December 31, 2022 and 2023

In thousands of soles	Note	2022	2023
Revenue
Revenue from construction activities		2,451,067	2,443,984
Revenue from services provided		1,104,900	1,103,323
Revenue from real estate and sale of goods		849,157	754,168
Total revenue from ordinary activities arising from contracts with customers	24	4,405,124	4,301,475
Cost
Cost of construction activities		(2,465,279)	(2,176,767)
Cost of services provided		(874,187)	(842,531)
Cost of real estate and sale of goods		(566,138)	(586,609)
Cost of sales and services	25	(3,905,604)	(3,605,907)
Gross profit		499,520	695,568
Administrative expenses	25	(214,487)	(219,370)
Other income and expenses	27	(290,614)	13,705
Operating profit (loss)		(5,581)	489,903
Financial expenses	26.A	(156,474)	(190,044)
Financial income	26.A	15,454	31,300
Interest for present value of financial asset or liability	26.B	(86,014)	2,576
Share of the profit or loss of associates and joint ventures accounted for using the equity method	14	1,907	3,011
(Loss) profit before income tax		(230,708)	336,746
Income tax expense	28	(131,346)	(195,625)
(Loss) profit for the year		(362,054)	141,121
(Loss) profit attributable to:
Owners of the Company		(451,151)	84,599
Non-controlling interest		89,097	56,522
		(362,054)	141,121
(Loss) profit per share attributable to owners of the Company during the year	33	(0.403)	0.071
Diluted (loss) profit per share attributable to owners of the Company during the year	33	(0.377)	0.062

The accompanying notes are part of the consolidated financial statements.

AENZA S.A.A. and Subsidiaries
Consolidated Statements of Other Comprehensive Income
For the years ended December 31, 2022 and 2023

In thousands of soles	Note	2022	2023
(Loss) profit for the year		(362,054)	141,121
Other comprehensive income
Items that may be subsequently reclassified to profit or loss
Reclassification from other comprehensive income to profit and loss		(7,461)	-
Foreign currency translation adjustment, net of tax		(20,911)	29,056
Exchange difference from net investment in a foreign operation, net of tax		(289)	(168)
Other comprehensive income for the year, net of tax	29	(28,661)	28,888
Total comprehensive income for the year		(390,715)	170,009
Comprehensive income attributable to:
Owners of the Company		(479,713)	113,350
Non-controlling interest		88,998	56,659
		(390,715)	170,009

The accompanying notes are part of the consolidated financial statements.

AENZA S.A.A. and Subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2022 and 2023

In thousands of soles	Note	Number of shares in thousands	Capital	Legal reserve	Voluntary reserve	Share premium	Other reserves	Accumulated results	Total	Non-controlling interest	Total
Balances as of January 1, 2022		871,918	871,918	132,011	29,974	1,131,574	(68,629)	(893,803)	1,203,045	252,965	1,456,010
(Loss) profit for the year		-	-	-	-	-	-	(451,151)	(451,151)	89,097	(362,054)
Foreign currency translation adjustment		-	-	-	-	-	(20,814)	-	(20,814)	(97)	(20,911)
Reclassification from other comprehensive income to profit and loss		-	-	-	-	-	(7,461)	-	(7,461)	-	(7,461)
Exchange difference from net investment in a foreign operation		-	-	-	-	-	(287)	-	(287)	(2)	(289)
Comprehensive income of the year		-	-	-	-	-	(28,562)	(451,151)	(479,713)	88,998	(390,715)

Transactions with shareholders:
Dividend distribution	32	-	-	-	-	-	-	-	-	(19,847)	(19,847)
Acquisition of (profit distribution to) non-controlling interests, net		-	-	-	-	-	-	-	-	(36,879)	(36,879)
Capital increase for bond’s conversion		325,062	325,062	-	-	10,518	-	-	335,580	-	335,580
Dilution of non-controlling shareholders		-	-	-	-	-	-	2,592	2,592	(735)	1,857
Total transactions with shareholders		325,062	325,062	-	-	10,518	-	2,592	338,172	(57,461)	280,711
Balances as of December 31, 2022		1,196,980	1,196,980	132,011	29,974	1,142,092	(97,191)	(1,342,362)	1,061,504	284,502	1,346,006
Balances as of January 1, 2023		1,196,980	1,196,980	132,011	29,974	1,142,092	(97,191)	(1,342,362)	1,061,504	284,502	1,346,006
Profit for the year		-	-	-	-	-	-	84,599	84,599	56,522	141,121
Foreign currency translation adjustment		-	-	-	-	-	28,918	-	28,918	138	29,056
Exchange difference from net investment in a foreign operation		-	-	-	-	-	(167)	-	(167)	(1)	(168)
Comprehensive income of the year		-	-	-	-	-	28,751	84,599	113,350	56,659	170,009
Transactions with shareholders:
Dividend distribution	32	-	-	-	-	-	-	-	-	(102,033)	(102,033)
Acquisition of (profit distribution to) non- controlling interests, net		-	-	-	-	-	-	-	-	(13,678)	(13,678)
Capital increase	22.A	174,985	174,985	-	-	(88,000)	-	-	86,985	-	86,985
Reserve reclassification	22.B,C	-	-	(132,011)	(29,974)	(1,054,092)	-	1,216,077	-	-	-
Dilution of non-controlling shareholders		-	-	-	-	-	-	538	538	(538)	-
Total transactions with shareholders		174,985	174,985	(132,011)	(29,974)	(1,142,092)	-	1,216,615	87,523	(116,249)	(28,726)
Balances as of December 31, 2023		1,371,965	1,371,965	-	-	-	(68,440)	(41,148)	1,262,377	224,912	1,487,289

The accompanying notes are part of the consolidated financial statements.

AENZA S.A.A. and Subsidiaries
Consolidated Statements of Cash Flow
For the years ended December 31, 2022 and 2023

In thousands of soles	Note	2022	2023
Operating activities
(Loss) profit before income tax		(230,708)	336,746
Adjustments to profit not affecting cash flows from operating activities:
Depreciation	15	74,988	76,026
Amortization of intangible assets	16.iii	102,035	160,879
Impairment (reversal) of inventories	13.f	(1,972)	-
Impairment of accounts receivable and other accounts receivable	25(iv) y 27.C	182,114	-
Reduction of trade payables	27	(5,244)	(407)
Impairment of property, plant and equipment	25	10,187	-
Impairment of intangible assets	16	2,530	-
Reclassification from other comprehensive income to profit and loss		(7,461)	-
Other provisions	21	294,337	32,997
Renegotiation of liability for acquisition of non-controlling Morelco	27.a	(3,706)	-
Financial expense, net		159,774	154,095
Impairment of investment	27.c	14,804	-
Insurance recovery		-	(7,183)
Share of the profit and loss of associates and joint ventures accounted for using the equity method	14 (a) and (b)	(1,907)	(3,011)
Reversal of provisions	21	(11,930)	(17,966)
Disposal (reversal) of assets		137	(5,980)
Profit on sale of property, plant and equipment		(3,889)	(4,991)
Loss (profit) on remeasurement of accounts receivable and accounts payable, net		87,477	(2,576)
Net variations in assets and liabilities:
Trade accounts receivable		(336,106)	(28,640)
Other accounts receivable		(133,349)	55,517
Other accounts receivable from related parties		22,572	26,410
Inventories		78,899	(15,979)
Prepaid expenses and other assets		16,545	9,802
Trade accounts payable		130,929	131,664
Other accounts payable		(86,194)	(188,223)
Other accounts payable to related parties		(4,737)	(23,120)
Other provisions		(41,000)	(9,291)
Interest paid		(145,773)	(161,473)
Payments for purchases of intangible assets - Concessions		(5,645)	(5,900)
Income tax paid		(124,047)	(150,628)
Net cash provided by operating activities		33,660	358,768
Investing activities
Proceeds from sale of property, plant and equipment		11,274	9,816
Interest received		12,894	31,225
Dividends received	14 (a) and (b)	380	5,175
Acquisition of investment property		(53)	(193)
Acquisition of intangible assets		(159,512)	(117,856)
Acquisition of property, plant and equipment		(63,155)	(71,277)
Net cash applied to investing activities		(198,172)	(143,110)

AENZA S.A.A. and Subsidiaries
Consolidated Statements of Cash Flow
For the years ended December 31, 2022 and 2023

In thousands of soles	Note	2022	2023
Financing activities
Borrowing received		493,031	281,653
Payment of borrowings received	17.i	(216,195)	(314,335)
Payment of leases	17.i	(8,536)	(819)
Payment of bonds issued		(56,745)	(69,694)
Payment of debt transaction costs		(13,736)	(9,959)
Dividends paid to non-controlling interest	32	(34,477)	(86,926)
Cash received (return of contributions) from non-controlling shareholders		(36,879)	(13,678)
Capital increase		-	86,985
Net cash provided (applied to) by financing activities		126,463	(126,773)
(Net decrease) net increase in cash		(38,049)	88,885
Exchange difference		(1,575)	(2,551)
Cash and cash equivalents at the beginning of the year		957,178	917,554
Cash and cash equivalents at the end of the year	9	917,554	1,003,888
Non-cash transactions:
Capitalization of interests		937	832
Acquisition of right-of-use assets		21,567	3,792
Dividends declared to non-controlling interest	32	1,995	15,107
Capitalization of convertible bonds	22	335,580	-

The accompanying notes are part of the consolidated financial statements.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

1.	General Information

A.	Incorporation and Operations

AENZA S.A.A., (hereinafter the “Company” or “AENZA”) is the parent of the AENZA Corporation that includes the Company and its subsidiaries (hereinafter, the “Corporation”) and is mainly engaged in its investments in the different companies of the Corporation. In addition, the Company provides specialized management consulting services and operational leasing of offices to the companies of the Corporation. The Company registered office is at Av. Petit Thouars No 4957, Miraflores, Lima.

The Corporation is a conglomerate of companies whose operations encompass different business such as engineering and construction, energy, infrastructure (public concession ownership and operation) and real estate business. See details of the Corporation’s operating segments in note 7.

B.	Authorization for the Financial Statements Issuance

The consolidated financial statements for the year ended December 31, 2023 have been prepared and issued with authorization of Management and the Board of Directors on February 29, 2024 and will be presented for consideration and approval to the General Shareholders’ Meeting that will be held within the terms established by Law. In Management’s opinion, the financial statements as of December 31, 2023, will be approved without any modifications.

The consolidated financial statements for the year ended December 31, 2022 were prepared and issued with the authorization of Management and the Board of Directors on May 15, 2023 and were approved by the General Shareholders’ Meeting on June 12, 2023.

C.	Compliance with laws and regulations

As a result of the investigations into the cases known as Club de la Construccion and Lava Jato, AENZA has entered into an effective collaboration process. On September 15, 2022, the Plea Agreement (hereinafter “the Agreement”) was entered into between the Public Prosecutor’s Office, the Attorney General’s Office and the Company, whereby AENZA accepted they were utilized by certain former executives to commit illicit acts in a series of periods until 2016 and committed to pay a civil penalty to the Peruvian Government of approximately S/ 488.9 million (approximately S/ 333.3 million and US$ 40.7 million). Agreement was homologated by judgment dated August 11, 2023 and entered into force with its consent, which was notified to AENZA on December 11, 2023.

According to the Agreement, payment shall be made within twelve (12) years at a legal interest rate in soles and dollars (3.55% and 1.90% annual interest as of December 31, 2023, respectively). The Company also undertakes to establish a series of guarantees through a trust composed of i) a trust agreement that includes shares issued by a subsidiary of the Company, ii) mortgage on a property owned by the Company, and iii) a guarantee account with funds equivalent to the annual installment for the following year. Among other conditions, the Agreement includes a restriction for AENZA and subsidiaries Cumbra Peru S.A. and Unna Transporte S.A.C. to participate in public infrastructure and construction, and road maintenance contracts for two (2) years from the approval of the Agreement. The other member companies of the Corporation are not subject to any impediment or prohibition to contract with the Peruvian Government.

On December 27, 2023, the initial installment of the Civil Compensation was paid to the Peruvian Government for S/ 10.3 million and US$ 1.2 million. As of December 31, 2023, the Company maintains the amount of S/469.8 million (As of December 31, 2022, the balance was S/ 488.9 million) (see note 20.a).

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

D.	NYSE Delisting and SEC Deregistration of the ADSs issued by AENZA.

On October 31, 2023, AENZA’s Board of Directors decided to initiate the delisting process of shares, represented by American Depositary Securities (ADSs), on the New York Stock Exchange (NYSE), and the deregistration process of such instruments with the Securities and Exchange Commission of the United States of America (SEC) and the termination of the ADS Program.

In the opinion of Management and the Board of Directors, this decision will generate efficiencies for the Company, considering the low liquidity of the ADSs and the high annual costs of NYSE listing and SEC registration, and will not affect the Company’s long-term plans. AENZA’s shares will continue to be listed on the Lima Stock Exchange (BVL).

December 7, 2023 was the last trading day of the ADSs on the NYSE. AENZA will file a Form 15F with the SEC to terminate its obligations under Section 13(a) and 15(d) of the U.S. Securities Act of 1933, upon compliance with the requirements of such legislation.

2.	Basis of Preparation and Material Accounting Policies

Significant accounting policies applied to prepare the consolidated financial statements are detailed below. These policies have been applied consistently to all years presented in these financial statements; unless otherwise indicated.

Going concern basis of accounting

Management maintains reasonable expectations that the Corporation has adequate resources to continue in operation for a reasonable period of time and that the going concern basis of accounting remains appropriate. As of December 31, 2023, AENZA’s consolidated backlog amounted to S/ 4,278 million (US$ 1,152 million). Corporation believes that backlog provides visibility for potential growth in the coming years and that is strategically targeted to key end-markets such as mining, infrastructure, power, energy and real estate. As a leading Peruvian conglomerate in Infrastructure, Energy, Real Estate, and Engineering & Construction segments with a diversified and difficult-to-replicate portfolio of best-in-class assets and projects is well-positioned to capitalize upon the significant infrastructure deficit and other business opportunities in Latin America.

As of December 31, 2023, the Corporation’s net current assets were S/ 2,819 million and the Corporation’s cash and cash equivalents were S/ 1,004 million. As of December 31, 2023, Corporation had a total outstanding indebtedness of S/ 1,645 million (US$ 443 million). In 2023, the Corporation recognized a profit of the year of S/ 141 million (S/85 million attributable to owners of the Company). For the year ended December 31, 2022, the Company recognized in its consolidated financial statements the total liabilities associated with the Plea Agreement recognizing an expense of S/ 258.3 million. In this sense AENZA is committed to pay a civil compensation to the Peruvian Government of approximately S/ 488.9 million.

Additionally, in March 2022, the Corporation entered into a bridge loan credit agreement for up to US$ 120 million that matures in October 2023. In 2023, payments of US$ 20 million were made, and the term extension of the bridge loan agreement was signed for up to US$ 100 million for a period of twelve months.

The appropriateness of the going concern basis of accounting has its supports on the continued generation of own resources and, if necessary, borrowings from local and international sources and capital contributions from the owners of the Company. Management has the ability to take the following mitigation actions to preserve liquidity and optimize the Corporation’s cash flow:

●	Reducing non-essential capital expenditures and deferring or cancelling discretionary spend;

●	Financial restructuring, including a short-term and long-term structural solutions and capital increase.

Based on these factors, Management has a reasonable expectation that the Corporation has adequate resources for its operations.

Material accounting policy information

The Corporation adopted the Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) from 1 January 2023. Although the amendments did not result in any changes to the accounting policies themselves, they impacted the accounting policy information disclosed in the consolidated financial statements. The amendments require the disclosure of “material”, rather than “significant”, accounting policies. The amendments also provide guidance on the application of materiality to disclosure of accounting policies, assisting entities to provide useful, entity-specific accounting policy information that users need to understand other information in the consolidated financial statements. Management reviewed the accounting policies and made updates to the information disclosed in note 2 Basis of Preparation and Material Accounting Policies (2022: Basis of Preparation and Significant Accounting Policies).

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

A.	Basis of preparation

i.	Basis of accounting

The consolidated financial statements of the Company and its Subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standard Board (IASB) effective as of December 31, 2023.

ii.	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, according to the Corporation’s accounting records.

iii.	Responsibility for the information

The information contained in these financial statements is the responsibility of the Management of the Corporation that expressly states that all the principles and criteria included in the IFRSs as issued by the IASB, effective as of December 31, 2022 and 2023, have been applied.

iv.	Functional and presentation currency

These consolidated financial statements are presented in soles (S/), which is the Corporation’s functional currency. All amounts have been rounded to the nearest thousand, unless otherwise indicated. The functional currencies of the Subsidiaries domiciled in Chile and Colombia are CLP (Chilean Pesos) and COP (Colombian Pesos), respectively.

v.	Use of judgments and estimates

In preparing these consolidated financial statements, Management has made judgments and estimates that affect the application of the accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively.

Judgments

Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in the following notes:

●	Revenue recognition: identification of performance obligations and determination of revenue recognition at a point in time (note 2.W).

●	Lease term: whether the Company and its Subsidiary are reasonably certain to exercise extension options in leases (note 2.Y).

●	Estimate of current tax payable and current tax expense in relation to an uncertain tax treatment (note 2.R).

Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties as of December 31, 2022 and 2023, that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities is included in the following notes:

●	Measurement of expected credit losses (ECL) allowance for trade receivables and contract assets: (note 2.I);

●	Recognition and measurement of provisions and contingencies: key assumptions about the likelihood and magnitude of an outflow of resources (note 2.T);

●	Recognition of deferred tax assets: availability of future taxable profit against which deductible temporary differences and tax losses carried forward can be utilized in previous periods (note 2.R);

●	Allowance for inventory obsolescence (note 2.J);

●	Allowance for useful lives and residual values of property, plant, and equipment (note 2.L).

●	Impairment test of intangible assets and goodwill: key assumptions underlying recoverable amounts (note 2.M)

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

Measurement of fair values

A number of the Corporation’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Corporation has an established control framework with respect to the measurement of fair values. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Corporation assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which the valuations should be classified. The Company regularly reviews significant unobservable inputs and valuation adjustments.

When measuring the fair value of an asset or a liability, the Corporation uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1:	Measurement based on quoted prices in active markets for identical assets or liabilities.

Level 2:	Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3:	Measurement based on inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs, generally based on internal estimates and assumptions of the Corporation).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Corporation recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during the period which the change occurred.

B.	Consolidation of financial statements

i.	Subsidiaries

The Company ‘controls’ an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

Business acquisition-related costs are expensed as incurred. Balances, income, and expenses from transactions between Corporation companies are eliminated. Profits and losses resulting from inter-group transactions that are recognized as assets are also eliminated.

ii.	Business Combinations

The Corporation accounts for business combinations using the acquisition method when control is transferred to the Corporation. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred.

iii.	Non-controlling interests

For each business combination, the Corporation shall select between measuring the non-controlling interests in the acquiree at fair value or at their proportionate share of the acquiree’s identifiable net assets at the acquisition date. Changes in the Corporation’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

iv.	Associates

Associates are those entities in which the Corporation has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Corporation has joint control, whereby the Corporation has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Interests in associates and the joint venture are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Corporation’s share of the profit or loss and other comprehension income of equity-accounted investees, until the date on which significant influence or joint control ceases.

v.	Joint arrangements

Under IFRS 11, investments in joint arrangements are classified as either a joint operation or as a joint venture depending upon each investor’s rights and obligations arising from the arrangement. The Corporation has assessed the nature of its joint arrangements and determined that they are joint ventures.

Joint ventures are accounted for using the equity method. Under the equity method, interest in joint ventures is initially recognized at cost and adjusted thereafter to recognize the Corporation’s share of post-acquisition profits and losses, as well as movements in other comprehensive income. When the Corporation’s share in the losses of a joint venture equals or exceeds its interest in such joint venture (including any long-term share that is substantially part of the Corporation’s net investment in the joint venture), the Corporation does not recognize additional losses, unless it has assumed obligations or made payments on behalf of the joint ventures.

Unrealized gains on transactions between the Corporation and its joint ventures are eliminated to the extent of the Corporation’s interest in such joint ventures. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment of the transferred asset. Gains arising from the application of the equity of accounting method are recognized in the consolidated statement of profit or loss and other comprehensive income.

In the Corporation, joint operations mainly relate to consortia (entities without legal personality) created for the development of construction contracts. Considering that the only objective of this type of consortium is to develop a specific project, all revenue and costs are included within revenue from construction activities and cost of construction activities, respectively.

vi.	Changes in ownership interest in a subsidiary that do not result in a loss of control

Transactions with non-controlling shareholders that do not result in loss of control are accounted for as equity transactions, i.e. as transactions with owners in their capacity as owners. The difference between the fair value of any consideration paid and the relevant share acquired of the carrying amount of net assets of the subsidiary is recorded in equity. Gains or losses on disposals of shares to non-controlling shareholders are also recorded in equity at the time of disposal.

vii.	Disposal of subsidiaries

When the Corporation loses control of a subsidiary, any interest retained in said entity is remeasured at its fair value at the date it loses control of the subsidiary, and any change in respect to the carrying amount is recognized in profit or loss. The fair value is considered the initial carrying amount for purposes of accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Corporation had directly disposed of the related assets or liabilities. This means that the amount previously recognized in other comprehensive income could be reclassified to profit or loss for the year.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

viii.	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Corporation’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

C.	Foreign currency translation

i.	Functional and presentation currency

These consolidated financial statements are presented in soles (S/), which is the Corporation’s functional and presentation currency. All subsidiaries, joint arrangements, and associates use the Peruvian sol as their functional currency, except for foreign subsidiaries, for which the functional currency is the currency of the country in which they operate.

ii.	Transactions and balances

Transactions in foreign currency are translated into functional currency at the exchange rates at the dates of the transactions or the valuation date in the case of items that are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions are recognized in the statement of profit or loss, except when deferred in other comprehensive income. Foreign exchange gains and losses of all monetary items are included in the statement of other comprehensive income under ‘Exchange difference, net’.

Exchange differences arising from foreign currency loans granted by the Company to its subsidiaries are recognized in profit or loss both in the consolidated financial statements of the Company and in the separate financial statements of the subsidiaries. In the consolidated financial statements, such exchange differences are recognized in other comprehensive income and are reclassified to profit or loss in the event of the disposal of the subsidiary or debt repayment to the extent such loans qualify as part of the “net investment in a foreign operation.”

iii.	Corporation companies

The results and financial position of the Corporation entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the Corporation’s presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities for each statement of financial position are translated at the closing rate at the date of that consolidated statement of financial position;

(ii)	income and expenses for each statement of profit or loss are translated at the average exchange rate (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate prevailing on the date of the transaction);

(iii)	capital is translated by using the historical exchange rate for each capital contribution made; and

(iv)	all resulting exchange differences are recognized as separate components in other comprehensive income, under ‘Translation of net investment in foreign operations’.

Goodwill and fair value adjustments arising from the acquisition of a foreign operation are treated as assets and liabilities of the foreign entity and are translated at the closing exchange rate. Exchange differences are recognized in other comprehensive income.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

D.	Operating segments

Operating segments are reported in a manner consistent with the internal reporting provided to the Corporation’s Management.

If there are changes in the internal organization in a manner that causes the identification of operating segments to change, the Corporation shall restate the comparative information for earlier periods unless the information is not available.

E.	Public service concessions

Concession agreements entered into between the Corporation and the Peruvian Government whereby the Corporation, acting in its capacity as concessionaire, assumes obligations for the construction and improvement of infrastructure, and which qualify as public service concessions are accounted as defined by IFRIC 12 Service Concession Arrangements. Under these arrangements, the government controls and regulates the infrastructure services provided by the Corporation and establishes to whom these services are to be provided and at what prices. The concession agreement establishes the obligation to return the infrastructure to the grantor at the end of the concession term or when there is any expiration event. This feature gives the grantor the control over the risks and rewards of the residual value of the assets at the end of the concession term. For this reason, the Corporation will not recognize infrastructure as part of its property, plant, and equipment. The consideration to be received from the Peruvian government for public infrastructure construction or improvement activities is recognized as a financial asset, intangible asset, or both, as set forth below:

i.	It is recognized as a financial asset to the extent that it has an unconditional contractual right to receive cash or another financial asset either because the government guarantees to pay specified or determinable amounts or because the government covers the shortfall between the amounts received, as concessionaire, from users of the public service and specified or determinable amounts. These financial assets are initially recognized at fair value, and, subsequently, at amortized cost (financial asset model).

ii.	It is recognized as an intangible asset to the extent that the agreement provides the Corporation with a contractual right to charge users for public services rendered. The resulting intangible asset measured at cost is amortized as described in note 2.M (intangible asset model).

iii.	It is recognized as a financial asset and an intangible asset when the Corporation is paid partly by a financial asset and partly by an intangible asset (bifurcated model).

F.	Financial instruments

i.	Recognition and initial measurement

Trade accounts receivable are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Corporation becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade account receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not measured at fair value through profit or loss (FVTPL), transaction costs that are directly attributable to its acquisition or issue. An account receivable without a significant financing component is initially measured at the transaction price.

ii.	Classification and subsequent measurement

●	Financial assets

On initial recognition, assets are classified as measured at amortized cost or Fair Vale Through Profit and Loss (“FVTPL”). The classification depends on the purpose for which the financial assets were acquired based on the Company’s business model for managing the financial assets and the characteristics of the contractual cash flows of the financial asset.

Management determines the classification of its financial assets at the date of initial recognition and reevaluates this classification as of the date of each consolidated financial statement closing. As of December 31, 2022 and 2023, the Company only holds financial assets at amortized cost.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

A financial asset is measured at amortized cost if both of the following conditions are met and is not measured at FVTPL:

-	It is held within a business model whose objective is to hold the financial assets to collect contractual cash flows; and

-	Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All financial assets not classified as measured at amortized cost or fair value through other comprehensive income as described above are measured at FVTPL. This includes all derivative financial assets that are not cash flow hedge. On initial recognition, the Corporation may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at fair value through other comprehensive income as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch or recognition that would otherwise arise.

Subsequent measurement and gains and losses:

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses, and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

The Corporation classified its financial assets at amortized cost.

●	Financial liabilities

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, and are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest income and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

iii.	Derecognition

Financial assets

The Corporation derecognizes a financial asset when the contractual rights to the cash flows from financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred, or it neither transfers nor retains substantially all of the risks and rewards of ownership and does not retain control over the transferred asset.

The Corporation enters into transactions whereby it transfers assets recognized in its consolidated statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Financial liabilities

The Corporation derecognizes a financial liability when its contractual obligations are discharged or canceled, or expire. The Corporation also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

iv.	Offsetting

Financial assets and financial liabilities are offset, and the net amount presented in the consolidated statement of financial position when, and only when, the Corporation currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

v.	Derivative financial instruments and hedge accounting

Derivatives are initially measured at fair value. Subsequent to initial recognition, derivative financial instruments are measured at fair value, and changes therein are generally recognized in profit or loss. The Corporation designates certain derivatives as hedging instruments to hedge the variability in cash flows associated with highly probable forecast transactions arising from changes in foreign exchange rates and interest rates.

At inception of designated hedging relationships, the Corporation documents the risk management objective and strategy for undertaking the hedge. The Corporation also documents the economic relationship between the hedged item and the hedging instrument, including whether the changes in cash flows of the hedged item and hedging instrument are expected to offset each other.

As of December 31, 2022 and 2023, the Corporation does not hold derivative financial instruments.

G.	Impairment

i.	Financial assets

Financial instruments and contract assets

The Corporation considers a financial asset to be nonperforming when contractual payments are more than 365 days past due. However, in certain cases, the Corporation may consider a financial asset to be nonperforming when internal or external information indicates that it is unlikely that the Corporation will receive the contractual amounts due before the Company executes the guarantees received. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

IFRS 9 Financial Instruments requires that expected credit losses be recorded for all financial assets, except those carried at FVTPL, estimating them over twelve months or over the lifetime of the financial instrument (“lifetime”). Under this standard, the Company applies the general approach for trade and other accounts receivable, which requires assessing whether credit risk has significantly increased to determine whether the loss shall be estimated based on 12 months after the reporting date or during the lifetime of the asset.

Loss allowances for trade receivables are always measured at an amount equal to lifetime expected credit loss (“ECL’s”). When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Corporation considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Corporation’s historical experience and informed credit assessment, loss of the time value of money and individual analysis of the clients (considering their geographical location).

At each reporting date, the Corporation assesses whether financial assets carried at amortized cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Evidence that a financial asset is credit-impaired includes the following observable data:

●	significant financial difficulty of the issuer or debtor;

●	a breach of contract such as a default or being more than 90 and 180 days past due;

●	it is probable that the debtor will enter bankruptcy or other financial reorganization; or

●	the disappearance of an active market for a security because of financial difficulties.

For financial assets for which the Company has no reasonable expectation of recovering either all or a portion of the outstanding amount, the gross carrying amount of the financial asset is reduced. This is considered a (partial) derecognition of the financial asset.

The gross carrying amount of a financial asset is written off when the Corporation has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. For individual customers and for corporate customers, the Corporation individually makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery. The Corporation expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Corporation’s procedures for recovery of amounts due.

ii.	Non-financial assets

At each reporting date, the Corporation reviews the carrying amounts of its non-financial assets (other than investment property, inventories and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets with an indefinite useful life are tested annually for impairment.

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or Cash Generating Unit’s (“CGU”). Goodwill arising from a business combination is allocated to CGU or group of CGUs that are expected to benefit from the synergies of the combination.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using an after-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.

Impairment losses are recognized in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. For other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

H.	Cash and cash equivalents

In the consolidated statements of financial position and cash flows, cash and cash equivalents include cash on hand, demand deposits with banks, other highly liquid investments with maturities of three months or less and bank overdrafts. In the consolidated statement of financial position, bank overdrafts are included in the balance of other financial liabilities as current liabilities.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

I.	Trade accounts receivable

Trade accounts receivable are amounts due from customers for goods or services sold by the Corporation. If any trade account receivable is expected to be collected within one year, it is classified as current; otherwise, it is classified as non-current.

Trade accounts receivable are initially recognized at transaction value, and subsequently, they are measured at amortized cost using the effective interest method, less any estimation for impairment, except for trade accounts receivable of less than one year that are recorded at face value which is similar to their fair values due to their short-term maturity.

It includes Management’s estimates corresponding to collection rights for services performed but not yet invoiced and/or approved by client, which have been valued using the percentage of completion method. It corresponds mainly to the Engineering and Construction segment (subsidiaries Cumbra Peru S.A. and Cumbra Ingenieria S.A.). In the Infrastructure segment, concerning concessions, it corresponds to future collections for public services, mainly represented by unconditional contractual rights to be received from the Grantor under the financial asset model (note 2.E)

J.	Inventories

The inventories include land, work-in-progress and finished buildings related to the real estate activity, materials used in the construction activity, and supplies traded as part of the exploration and extraction activity.

i.	Real Estate Activity

Land used for the execution of real estate projects is recognized at acquisition cost. Work-in-progress and finished real estate include the costs of design, materials, direct labor, borrowing costs (directly attributable to the acquisition, construction, production of the qualifying asset), other indirect costs, and general expenses related to the construction. The lands used for real estate projects with launch date in future periods are presented as non-current asset.

Net realizable value is the estimated selling price in the ordinary course of business, less applicable selling expenses. Annually, the Corporation reviews whether inventories have been impaired identifying three groups of inventories to measure their net realizable value: i) land bought for future real estate projects which are compared to their appraisal value, if the acquisition value is higher, a provision for impairment is recognized; ii) land under construction: in this case impairment is measured based on cost projections; if these costs are higher than selling prices of each real estate unit, an estimate for impairment is recorded; and iii) finished real estate units: these inventory items are compared to the selling prices less commercialization costs; if they are higher, a estimation for impairment is recorded.

For the reductions in the carrying amount of these inventories to their net realizable value, a provision is recognized for impairment of inventories with a charge to profit or loss for the year in which those reductions occur.

ii.	Exploration and extraction activities

Inventories are valued at the lower of production costs and net realizable value (“NRV”), on the basis of the weighted average method. The NRV represents the value at which it is estimated to realize oil, gas and its derivatives LPG and Saturated Acyclic Hydrocarbons, which is calculated on the basis of international prices less the discounts usually granted. Miscellaneous supplies, materials, and spare parts are valued at the lower of cost and replacement value, based on the average method. The cost of inventories excludes financing expenses and exchange differences. Inventories in transit are recorded at cost, using the specific identification method.

The Corporation registered a provision for materials impairment to profit and loss for the cases in which book value exceeds recoverable value.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

iii.	Other activities

Materials and supplies are recorded at the lower of cost (by the weighted average method) and their replacement cost. The cost of these items includes freight and non-refundable applicable taxes.

Impairment of these items is estimated on the basis of specific analyses performed by Management on their turnover. If it is identified that the carrying amount of inventories of materials and supplies exceeds their replacement value, the difference is charged to profit or loss in the period in which this situation is determined.

Management considers that, as of the date of the consolidated financial statements, it is not necessary to record provisions additional to those recognized in the financial statements to cover losses due to obsolescence of these inventories.

K.	Investment properties

Investment properties are shown at cost less their accumulated depreciation and impairment losses, if any. Subsequent costs attributable to investment properties are capitalized only if it is probable that future economic benefits will flow to the Company and the cost of these assets can be measured reliably; otherwise, they are recognized as expenses when incurred.

Maintenance and repair expenses are recognized in profit or loss in the period when they are incurred. If the carrying amount of a property is greater than its estimated recoverable amount, it is immediately reduced to its recoverable amount.

Depreciation is calculated under the straight-line method at a rate that is considered sufficient to absorb the cost of assets at the end of the useful life and considering their significant components, with substantially different useful lives (each component is accounted for separately for depreciation purposes and is depreciated over its separate useful life). The estimated useful lives of those properties range from 5 to 50 years.

These investment properties have been leased under operating leases to third parties.

L.	Property, plant, and equipment

i.	Recognition and measurement

These assets are stated at historical cost less accumulated depreciation and accumulated losses, if any. Historical cost includes expenditure that is directly attributable to the acquisition of these items.

Assets under construction are capitalized as a separate component. Upon completion, the cost of these assets is transferred to their definitive category. Replacement units are assets whose depreciation begins when units are installed for use within the related asset.

ii.	Subsequent expenditure

Subsequent expenditures are included in the carrying amount of the asset or they are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits will flow to the Corporation, or are likely to extend the estimated useful life of the asset, and the cost of these assets can be measured reliably. Maintenance and repair expenses are presented in the consolidated statement of profit or loss in the period when incurred.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

iii.	Depreciation

Depreciation is calculated using the straight-line method based on the estimated useful life of the asset. The estimated useful lives are as follows:

Years
Buildings and premises	3 to 50
Machinery and equipment	2 to 20
Vehicles	2 to 10
Furniture and fixtures	2 to 10
Other equipment	2 to 10

Depreciation of machinery and equipment, and vehicles recognized as “Major equipment” is calculated based on their hours of use. Under this method, the total number of hours that the machinery and equipment can operate is estimated and an hourly value is established.

The residual value and the useful life of an asset are reviewed and adjusted, if necessary, at year-end. Profit or loss for the sale of assets are recognized in ‘Other income and expenses’ in the statement of profit or loss. Regarding joint operations that carry out construction activities, the difference between the proceeds from disposals of fixed assets and their carrying amount is shown within ‘Revenue from construction activities’ and ‘cost of construction activities’, respectively.

M.	Intangible assets

i.	Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the purchase consideration, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the fair value of the net identifiable assets. If the purchase consideration, the amount of any non-controlling interest in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree is lower than the fair value of the net assets of the acquired subsidiary, then the difference is recognized in the statement profit or loss.

Goodwill arising from a business combination is allocated to each cash-generating unit (CGU), or group of CGUs, that are expected to benefit from the business combination. Goodwill is monitored at the operating segment level.

Goodwill is tested for impairment at least annually or more often if there is evidence of impairment. Any impairment is recognized as an expense in ‘Other income and expenses’ and cannot be reversed later.

ii.	Trademarks

Separately acquired trademarks are shown at historical cost. Trademarks acquired in a business combination are recognized at fair value at the acquisition date. Management has determined that these trademarks have indefinite useful lives.

The trademark is tested for impairment at least annually or more often if there is evidence of impairment. Any impairment is recognized as an expense in ‘Other income and expenses’. The carrying amount written off due to impairment is reviewed at each reporting date to verify possible reversals of the impairment and is recognized in ‘Other income and other expenses’.

iii.	Concession rights

The intangible asset related to the right to charge users for the services covered by the concession (note 2.E) is initially recorded at the fair value of construction or improvement services and, prior to the beginning of amortization, an impairment test is performed; it is amortized using the straight-line method, from the date revenue from services starts using the effective period of the concession agreement.

iv.	Contractual customer relationships

Contractual customer relationships are assets resulting from business combinations that were initially recognized at fair value, determined on the basis of the present value of the expected net cash flows from such relationships, over a period of time based on the estimated customer tenure (the estimation of useful life is based on the contract terms which fluctuates between 5 and 9 years). The useful life and the estimate of impairment of these assets are individually assessed.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

v.	Cost of well development

Costs incurred during the development phase associated with the preparation of the wells for the extraction of hydrocarbons from the lots located in Talara, are capitalized as part of intangible assets. These costs are amortized over the useful lives of the wells (estimated in remaining periods for Lots I and V and the unit-of-production method for Lots III and IV), until the end of the term of the contracts with Perupetro. The Lot I contract expired in 2021 and Lot V contract expired in 2023.

The Corporation has established the Successful Efforts Method as its policy for the recognition and evaluation of exploration oil assets. In 2022 and 2023, no exploratory well drilling activities were carried out.

vi.	Software

Software development costs that are directly attributable to the design and testing of identifiable and unique software controlled by the Corporation are recognized as intangible assets when the following criteria are met:

●	it is technically feasible to complete the software so that it will be available for use;

●	Management has the intention to complete the software and use or sell it;

●	there is an ability to use or sell the software;

●	it can be demonstrated that the software is likely to generate future economic benefits;

●	the technical, financial and other resources necessary to complete the development of the software to enable its use or sale are available; and

●	expenses attributable to the software during its development can be reliably measured.

Other development costs that do not meet these recognition criteria are recognized in profit or loss as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Software development costs recognized as assets are amortized over their estimated useful lives, which range from 2 to 12 years.

vii.	Surface rights

It refers to the rights held by the subsidiary Promotora Larcomar S.A. Land use rights are stated at historical cost less amortization and any accumulated impairment losses. The useful life of the surface rights is 60 years according to the signed contract and may be extended if agreed by parties. Amortization will begin when it becomes ready for its intended use by Management.

N.	Trade accounts payable

Trade accounts payable are obligations to pay for goods or services acquired from suppliers in the ordinary course of business. Accounts payable are classified as current liabilities if payment is to be made in a year or less or in the normal operating cycle of the business if it is higher; otherwise, they are presented as non-current liabilities.

Accounts payable are initially recognized at fair value, and subsequently, they are measured at amortized cost using the effective interest method, except for trade accounts payable of less than one year that are recorded at face value which is similar to their fair values due to their short-term maturity.

O.	Financial liabilities at FVTPL

Financial liabilities designated at initial recognition at FVTPL are designated at the initial recognition date, and only if the criteria of IFRS 9 are met. The Corporation does not maintain financial liabilities at fair value.

P.	Other financial liabilities

They correspond to loans and bonds issued by the Corporation, which are initially recognized at their fair value, net of transaction costs incurred. These financial liabilities are subsequently recorded at amortized cost; any resulting difference between the funds received (net of transaction costs) and the redemption value is recognized in the statement of profit or loss during the loan term using the effective interest method.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Costs incurred to obtain these financial liabilities are recognized as transaction costs to the extent that it is probable that a part or the whole loan will be received. In this case, these charges defer until the loan is received.

Q.	Borrowing costs

Borrowing costs are recognized in profit or loss in the period in which they have been incurred, except for intangible assets and inventories in which the borrowing costs are capitalized.

General and specific borrowing costs directly attributable to acquisitions, construction or development of qualifying assets, which are assets that necessarily take a substantial period of time (more than twelve months) to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. The Corporation suspends the capitalization of borrowing costs during the periods in which the development of activities of a qualifying asset has been suspended. The income obtained from the temporary investment of specific borrowings that have not yet been invested in qualifying assets is deducted from the borrowing costs eligible for capitalization.

R.	Current and deferred income tax

Income tax of the period comprise current and deferred income tax. Tax is recognized in the statement of profit or loss, except to the extent that it relates to items recognized in the statement of other comprehensive income or directly in equity. In this case, the tax is also recognized in the statement of other comprehensive income or directly in equity, respectively.

The current tax is calculated on the basis of the tax laws enacted at the date of the statement of financial position in the countries where the Company and its subsidiaries operate and generate taxable income. Management, where applicable, makes provisions on the amounts expected to be paid to the tax authorities.

A provision is recognized for those matters for which the determination of taxes is uncertain, but it is considered probable that there will be a future outflow of economic resources to a tax authority. Provisions are measured at the best estimate of the amount expected to be paid. The assessment is based on the tax judgment of professionals within the Company supported by prior experience in relation to such activities and in certain cases based on specialized independent tax advice.

Deferred income tax is recognized on temporary differences arising from tax basis of assets and liabilities, and their balances in consolidated financial statements. A deferred income tax asset is only recognized to the extent that it is probable that future taxable profits will be available, against which temporary differences can be utilized. Deferred income tax is determined using tax rates and legislation enacted as of the date of the consolidated statement of financial position that are expected to be applied when the deferred tax is realized or paid. A deferred tax asset is only recognized so far as it is probable that there would be future tax benefits against which temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred tax liability where the timing of the reversal of the temporary difference is controlled by the Corporation and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax arising from the initial recognition of goodwill is not recognized; likewise, the deferred tax is not recorded if it arises from the initial recognition of an asset or liability in a transaction that is not a business combination that does not affect the accounting or tax profit or loss at the time of the transaction.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

S.	Employee benefits

The Corporation recognizes a liability when the employee has rendered services in exchange for which is entitled to receive future payments and an expense when the Corporation has consumed the economic benefit from the service rendered by the employee in exchange for the benefits in question.

The Corporation determines employee benefits in accordance with current labor and legal regulations and classifies them as short-term benefits, long-term benefits, and termination benefits.

Short-term benefits are those other than severance indemnities, the payment of which is settled in the twelve months following the end of the period in which the employees have rendered their services; they correspond to current compensation (wages, salaries, and social health contributions), annual and sick leave, profit sharing and incentives and other non-monetary benefits.

Long-term benefits are those benefits to be paid more than twelve months after the end of the period in which the services have been rendered. As of December 31, 2022 and 2023, the Corporation did not grant benefits under this category.

Termination benefits are those benefits payable as a result of: (i) the entity’s decision to terminate the employee’s contract before the retirement date, and (ii) the employee’s decision to voluntarily accept the termination of the employment relationship.

i.	Short-term benefits

Current compensation

Current compensation consists of wages, salaries, social health contributions, legal bonuses and compensation for length of service (CTS, for its Spanish acronym). Wages, salaries and social health contributions are paid monthly based on the consideration for services rendered.

The Corporation entities recognizes the expense for legal bonuses and their related liabilities under laws and regulations currently in force in Peru, Chile, and Colombia. In Peru, legal bonuses correspond to two monthly payments which are accrued based on the consideration for the service. There are no legal bonuses in Chile; in Colombia, it is called service bonus and corresponds to a monthly remuneration per year.

Compensation for length of service (CTS) corresponds to the employee’s indemnity rights which are accrued based on the consideration for the service rendered calculated in accordance with the legislation in force in each country where the entities comprising the Corporation operate. They are determined as follows: (i) in Peru, it is equivalent to half the compensation in force at the date of payment and is made through deposit in bank accounts designated by the workers in the months of May and November of each year; (ii) in Colombia, it is equivalent to 8.33% of the monthly remuneration, and (iii) in Chile this benefit is not available.

Annual paid absences

Personnel’s annual vacations are recognized on an accrual basis. The provision for estimated liability corresponding to personnel’s annual vacations, resulting from services rendered by the employees, is recorded on the date of the statement of financial position and corresponds to: (i) one month for personnel in Peru, (ii) fifteen days for personnel in Colombia, and (iii) in the case of Chile, they are subject to the worker’s seniority and range from fifteen to thirty days.

Profit sharing and incentives

The workers’ profit sharing is determined on the basis of the legal provisions in force in each country where the entities of the Corporation operate, as follows: (i) in Peru, it is equivalent to 5% of the taxable base determined by each Company of the Corporation, in accordance with current income tax legislation, (ii) in Chile, workers’ profit sharing is a component of the remuneration (equivalent to 4.75 minimum wages per year) or 10% of the profit, to be determined by the employer, (iii) in Colombia, these benefits are not provided to employees.

ii.	Termination benefits

The Corporation entities recognize liabilities and expenses for severance indemnities when they occur, based on the legal provisions in force in each country. Under Peruvian law, compensation for arbitrary dismissal for personnel with indefinite-term contracts is 1.5 times the monthly compensation for each year worked, up to a maximum of twelve monthly compensations.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Under Colombian legislation, for the first year worked, the equivalent of 30 days of salary is granted, and from the second year on, the compensation will be the equivalent of 20 days of salary for each additional year (or the proportion); under the legislation of Chile, the employee receives a compensation of thirty days of monthly salary for each year worked with a maximum of 330 days.

T.	Other provisions

Provisions are recognized when the Corporation has a present obligation, either legal or constructive, as a result of past events, and when it is probable that an outflow of resources will be required to settle the obligation and it is possible to reliably estimate its amount. Provisions are reviewed at the end of each period. If the time value of money is significant, provisions are discounted using a pre-tax rate that reflects, when appropriate, specific risks of liabilities. The reversal of the discount due to the passage of time results in an increase of the obligation which is recognized with a charge to the statement of profit or loss as a finance cost.

Contingent obligations are disclosed when their existence will only be confirmed as a result of future events or when the amount cannot be measured reliably. Contingent assets are not recognized and are disclosed only if it is probable that the Corporation will generate economic benefits in the future.

Provision for the closure of oil production wells

Subsidiary Unna Energia S.A. recognizes a provision for the closure of operating units that correspond to the legal obligation to close oil production wells once the production phase has been completed. At the initial date of recognition, the liability that arises from said obligation is measured at fair value and discounted to present value, following the valuation techniques established in IFRS 13 Fair Value Measurement; accordingly, the same amount is simultaneously charged to the intangible account in the statement of financial position.

Subsequently, the liability will increase in each period to reflect the financial cost considered in the initial measurement of the discount, and the capitalized cost will be depreciated based on the useful life of the related asset. When a liability is settled, the subsidiary recognizes any gain or loss that may arise. The fair value changes estimated for the initial obligation and interest rates are recognized as an increase or decrease in the carrying amount of the obligation and related asset, according to IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities. Any reduction in this provision, and therefore, any reduction in the related assets which exceeds the carrying amount of the asset, will be immediately recognized in the statement of comprehensive income.

If the review of the obligation resulted in the need to increase the provision, and as a result, the carrying amount of the related asset also increases, the subsidiary takes into account whether this increase corresponds to an indication that the asset has become impaired and if so, impairment tests will be conducted (note 2.G).

U.	Put option arrangement

In the case of a put option contract on the equity of a subsidiary that allows the shareholder to reallocate its shares in a certain period, the amount payable under the option is initially recognized at the present value of the reimbursement under ‘Other accounts payable’, directly charged to equity. The charge to equity is recorded separately as put options subscribed on the non-controlling interest.

Subsequently, the financial liability is updated by changes in the assumptions on which the estimation of the expected cash flows is based and by the financial component due to the passage of time. The effects of this update are recognized in profit and loss.

In 2021, Cumbra Peru S.A. acquired the entire non-controlling interest of the subsidiary Morelco S.A.S. As of December 31, 2022, Cumbra Peru S.A. the liability was totally paid.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

V.	Capital

Common shares are classified as equity and are determined using the par value of the shares that have been issued.

Incremental costs directly attributable to the issuance of new shares or options are shown in equity as a deduction of the received amount, net of taxes.

W.	Revenue from contracts with customers

Revenues from contracts with customers are recognized, for each performance obligation, either during a period of time or at a point in time, depending on which method best reflects the transfer of control of the underlying products or services to the obligation of particular performance with the customer.

The Corporation recognizes the revenue through the application of the five steps defined in the regulations: i) identifying the contract with the customer; ii) identifying performance obligations in the contract; iii) determining the transaction price; iv) allocating the transaction price to performance obligations; and v) recognizing revenue when (or as) a performance obligation is satisfied.

The following describes the Corporation’s policy of recognition for each type of revenue in line with IFRS 15:

i.	Engineering and construction

Revenues from engineering and construction (E&C) contracts are recognized over time as the customer simultaneously receives and consumes the benefits provided by the Corporation’s performance, the Corporation’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; and the Corporation’s performance does not create an asset with an alternative use. For these reason, the Corporation accounts for revenue over time by measuring the progress towards complete satisfaction of its performance obligations under each contract.

The Corporation applies the output method to measure the physical percentage-of-completion which is based on surveys of projects performance by the Corporation’s experts. The Corporation considers this method depicts the transfer of control of the goods or services to the customers, as it reflects also an enforceable right to payment by the Corporation for work performed to date.

The Corporation assesses whether one or more of the following factors has been satisfied: a) the contract, applicable law or other evidence provides a legal basis for the modification; b) additional costs were caused by circumstances that were unforeseen on the date of execution of the contract and not a result of deficiencies incurred by the Corporation’s performance; c) modification-related costs are identifiable and considered reasonable in view of the work performed; or d) evidence supporting the modification is objective and verifiable. When one or more of the foregoing factors is satisfied, the changes to the rights and obligations in the contract modification are considered by the Corporation to be enforceable.

The nature of some contracts, such as cost plus fee contracts, unit price contracts or similar contracts give rise to variable consideration that may include reimbursable costs, incentives and penalties. To include variable consideration related to a contract modification in the estimated transaction price, the Corporation must conclude that it is “highly probable” that a significant revenue reversal will not occur. The Corporation determines the likelihood of revenue reversal occurring (and therefore whether such price will be recovered) based on an analysis of whether any of the following factors are present: i) contractual entitlement; ii) past practice with the customer; iii) specific discussions or preliminary negotiations with the customer; or iv) verbal approval by the customer. If, as a result of such analysis, the Corporation concludes that it is “highly probable” that there will not be a significant reversal of the amount of revenue recognized, it recognizes the variable consideration relating to the contract modification. When the benefit of the contract cannot be reliably estimated, the associated revenue is recognized to the extent that the costs incurred are recoverable. Revenue is invoiced upon receipt of customer approval.

A provision for onerous contracts is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost to complete the contract, which is determined based on the incremental costs of fulfilling the obligation under the contract and an allocation of other costs directly related to fulfilling the contract. When it is probable that total contract costs will exceed the related revenue, the expected loss is recognized immediately.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

The Corporation estimates the amount of revenue to be recognized as variable consideration using judgments and estimates to determine the most probable value, which is expected to best predict the amount of consideration to which the Corporation will be entitled.

ii.	Real-estate

Sale of real estate - urban and industrial lots

Revenue from real estate sale contracts is recognized when control over the property has been transferred to the client with the delivery record. Revenue is measured based on the price agreed under the contract. Until this is met, the revenue received will be counted as customer advances. These sales contracts have two performance obligations: i) the one corresponding to the transfer of the property, which includes the common areas of the building where these real estates are located, and ii) the one corresponding to the transfer of the common area outside the real estate assets but that are part of the real estate projects, which are recognized when the common area has been delivered.

Sale of urban lots

Revenue related to sales of urban lots is recognized when control over the property is transferred to the customer. Until this is met, the revenue received will be counted as customer advances. Revenue is measured based on the transaction price agreed under the contract. These sales contracts have a single performance obligation for the sale of lots, which is executed upon delivery of the sale of the assets.

Sale of industrial lots

Revenue related to sales of industrial lots is recognized when control over the property has been transferred to the customer. Until this is met, the revenue received will be counted as customer advances. These sales contracts have two performance obligations: i) transfer of the industrial lot and ii) urban authorization of the industrial lot.

iii.	Energy

Revenues from services rendered for oil and gas extraction, storage and dispatch of fuels and other services

Revenues from the rendering of oil and gas extraction, fuel storage and dispatch and other services rendered are recognized when the full specific service is provided, calculating the service actually provided as a portion of the total services to be provided. This type of revenue has a single performance obligation, that is performed when the service is provided at a point in time.

Revenues from sale of oil and oil byproducts

Revenue from the sale of oil and byproducts is recognized when the control of the assets is transferred to the customer, which is when the goods are delivered. In this type of revenue, there is a single performance obligation for the sale of oil and byproducts which is enforced at the delivery of the goods.

iv.	Infrastructure

Revenue from concession services

Revenue from concession services corresponds to operation and maintenance services and is recognized according to its nature in the period in which the service is provided. In this type of revenue, there is a single performance obligation, enforced when the service is provided.

Revenues from toll collection

Revenues generated by Red Vial 5 S.A. from toll collection through vehicle control booths are grouped in three different toll stations, located along the Ancon - Huacho - Pativilca road sections. This type of transactions are recognized at a point of time due to the control is transferred to the time of toll collection.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

X.	Cost and expense recognition

Engineering and construction contracts

Contract costs include all the incurred direct costs such as materials, labor, subcontracting costs, manufacturing and supply costs of equipment, start-up costs, depreciation and amortization, and indirect costs. Periodically, the Company evaluates the reasonableness of the estimates used in the determination of the total estimated contract cost of the contract. If, as a result of this evaluation, the total estimated cost of the project exceeds expected revenues, an adjustment is made in order to reflect onerous contract and the corresponding effect in profit or loss of the period in which the loss is incurred.

Cost for sale of oil and byproducts

The costs of services provided, and the costs of sales of oil and byproducts are recognized when incurred, which in this case are incurred at the same time that related revenue is recognized. Other costs and expenses are recognized as they accrue, regardless of the moment when they are paid, and are recorded in the accounting periods to which they relate.

Cost for concession operation services

The costs for operation and maintenance services are recognized when incurred, at the same time that related revenue is recognized. Other costs and expenses are recognized as they accrue, regardless of the moment when they are paid, and are recorded in the accounting periods to which they relate.

Y.	Leases

Lease contracts are analyzed for the purpose of identifying those containing the characteristics specified in IFRS 16 Leases for recognition, measurement, presentation and disclosure.

The Corporation evaluates in every lease contract the following:

●	If it conveys the right to control the use of an identified asset;

●	If the contract term is longer that twelve months;

●	If the underlying asset amount is a material amount, and,

●	That the fees to be paid are not entirely variable.

Leases in which the Corporation is a lessee

The Corporation recognizes a right-of-use asset and a lease liability at the lease commencement date.

The right-of-use asset is initially measured at the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term. The term of the lease includes the periods covered by an option to extend the contract if the Corporation is reasonably sure to exercise that option.

The lease liability is the total unpaid installments, measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Corporation’s estimate of the amount expected to be payable under a residual value guarantee, or if the Corporation changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset.

In the engineering and construction segment, interest expenses related to leasing contracts of the core business are reported in gross margin; the rest of the Corporation segments reports them in finance expenses.

Operating cash flows will be greater since cash payments for the main portion of the lease debt are classified within the financing activities. Only the portion of the payments that reflects interest can continue to be presented as operating cash flows.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Leases in which the Corporation is a lessor

Operating leases and assets are included in the consolidated statement of financial position according to the nature of the asset. Revenues from operating leases are recognized on a straight-line basis over the term of the lease agreement and the incentives granted to lessees are reduced from rental income. Accordingly, the Corporation, as lessor, has not changed the recognition of its leases.

Z.	Dividend distribution

Dividend distribution to the shareholders is recognized as a liability in the financial statements in the period in which dividends are approved.

3.	Standards, amendments, and interpretation of international financial reporting standards

A.	New amendments to IFRS mandatory as of January 1, 2023

The following standards and interpretations and amendments to existing standards were issued with mandatory application for the accounting period beginning January 1, 2023, but were not relevant and did not have a material impact on the Corporation’s operations:

Effective date	New standards
January 1, 2023	IFRS 17 Insurance Contracts
Modifications
January 1, 2023	Initial Application of IFRS 17 and IFRS 9 - Comparative Information (Amendments to IFRS 17)
Amendments to IAS 8 - Definition of accounting estimates
Amendments to IAS 12 - Deferred Taxes Relating to Assets and Liabilities Arising from a Single Transaction
Amendment to IAS 12 - International Tax Reform Pillar II Model Rules

B.	New IFRSs and interpretations issued after the date of presentation of the consolidated financial statements

The following accounting pronouncements issued are applicable to annual periods beginning after January 1, 2023, and have not been applied in the preparation of these consolidated financial statements. The Corporation intends to adopt the accounting pronouncements applicable to them on their respective dates of application and not in advance.

Effective date	New standards or modifications
January 1, 2024	Amendments to IAS 1 – Classification of Liabilities as Current or Non-Current
Amendments to IFRS 16 – Leasehold Liabilities on a Sale and Leaseback Sale.
Amendments to IAS 1 - Non-Current Liabilities with Covenants
Amendments to IAS 7 and IFRS 7 - Supplier Financing Arrangements

January 1, 2025	Amendment to IAS 21 - Lack of Convertibility

Effective date Deferred indefinitely	Amendments to IAS 10 and IAS 28 - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

These accounting pronouncements issued but not yet effective are not expected to have a material impact on the Corporation consolidated financial statements.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

C.	Sustainability standards pronouncements not yet effective

The following pronouncements are applicable to the preparation of sustainability reports. The Corporation intends to adopt the pronouncements on their respective dates of application and not in advance.

Effective date	New standards or modifications
January 1, 2024	IFRS S1 General Requirements for Disclosures about Sustainability Disclosures Related to Financial Information
IFRS S2 Climate-related Disclosures

The enactment of sustainability IFRS S1 and S2 will be applicable in Peru once the Accounting Standards Board issues a pronouncement for the application of these standards for reporting entities in the country.

4.	Financial Risk Management

The Corporation’s Management is responsible for managing financial risks. The corporation Management manages the general administration of financial risks such risks include currency risk, price risk, fair-value and cash-flow interest rate risks, credit risk, the use of derivative and non-derivative financial instruments, and investment of liquidity surplus, as well as financial risks; all of which are regularly supervised and monitored.

A.	Financial risk factors

The Corporation’s activities expose it to a variety of financial risks: market risks (including currency risk, price risk, fair-value and cash-flow interest rate risks), credit risk, and liquidity risk.

The Corporation’s general program for risk management is mainly focused on financial market unpredictability and seeks to minimize potential adverse effects on the Corporation’s financial performance.

(a)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market prices involve four types of risk: interest rate risk, exchange rate risk, commodity price risk and other price risks. Financial instruments affected by market risk include bank deposits, trade accounts receivable, other accounts receivable, other financial liabilities, bonds, trade accounts payable, other accounts payable and accounts receivable from and payable to related parties.

(i)	Currency risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will be reduced by adverse fluctuations in exchange rates. Management is responsible for identifying, measuring, controlling and reporting the exposure to foreign exchange risk.

The Corporation is exposed to foreign exchange risk arising from local transactions in foreign currencies and from its foreign operations. As of December 31, 2022 and 2023, this exposure is focused mainly on fluctuations of the U.S. dollar, Chilean peso, and Colombian peso. The Corporation’s management monitors this risk by analyzing the country’s macroeconomic variables.

The balances of financial assets and liabilities denominated in foreign currencies correspond to balances in U.S. Dollars, Chilean pesos and Colombian pesos, which are stated exchange rate published on that date, according to the currency type:

	As of December 31, 2022		As of December 31, 2023
	Buy	Sale	Buy	Sale
U.S. Dollars (a)	3.808	3.820	3.705	3.713
Chilean Peso (b)	0.004449	0.004463	0.004224	0.004233
Colombian Peso (c)	0.000792	0.000794	0.000969	0.000971

(a)	U.S. Dollar as published by the Superintendencia de Banca y Seguros (hereinafter SBS).

(b)	Chilean peso as published by Banco Central de Chile.

(c)	Colombian peso as published by Banco de la Republica de Colombia.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

The consolidated statement of financial position as of December 31, includes the following balances:

In thousands of US dollars	2022	2023
Assets
Cash and cash equivalents	58,280	105,542
Trade accounts receivable, net	124,593	174,305
Accounts receivable from related parties	142,435	142,435
Other accounts receivable	75,536	85,535
	400,844	507,817
Liabilities
Borrowings	(215,076)	(213,821)
Bonds	(5,569)	(3,890)
Trade accounts payable	(119,104)	(152,383)
Accounts payable to related parties	(3,171)	(3,504)
Other accounts payable	(88,012)	(64,277)
Other provisions	(42,241)	(2,032)
	(473,173)	(439,907)

The Corporation assumes foreign exchange risk because it does not use derivative financial instruments to mitigate exchange rate fluctuations.

For the periods ended December 31, 2022 and 2023, the Corporation’s exchange gains and losses was, (note 26.A):

In thousands of soles	2022	2023
Gain	449,864	153,252
Loss	(450,133)	(176,414)
	(269)	(23,162)

If, as of December 31, 2023, the U.S. Dollars, the Chilean peso, and the Colombian peso had been strengthened/weakened against the Peruvian Sol, with all other variables held constant, the pre-tax results for the year would have the following impact:

	Profit (loss) before income tax
Effect in thousands of soles	Strengthening	Weakening
For the year ended as of December 31, 2023
USD (5% movement)	(1,158)	1,158
USD (10% movement)	(2,316)	2,316
For the year ended as of December 31, 2022
USD (5% movement)	(13)	13
USD (10% movement)	(27)	27

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

The consolidated statement of changes in equity includes foreign currency translation adjustments originated by its subsidiaries. The consolidated statement of financial position includes the following assets and liabilities in its currency (in thousands):

	2022		2023
	Assets	Liabilities	Assets	Liabilities
Chilean Pesos	60,684,971	81,864,810	37,715,040	53,101,695
Colombian Pesos	96,944,436	59,114,296	183,305,679	125,307,739

The Corporation’s foreign currency translation adjustment in 2023 was positive by S/ 29.1 million (negative by S/ 20.9 million in 2022).

(ii)	Price risk

The Corporation is exposed to the risk of hydrocarbon price fluctuations which impacts on the selling price of the products that it commercializes, which are significantly affected by changes in global economic conditions, resource availability, and the cycles of related industries. Management considers reasonable these possible fluctuations in the hydrocarbons prices, based in the Corporation´s economic market environment.

If, as of December 31, 2023, the oil price had increased/decreased, with all other variables held constant, the pre-tax profit for the year would have the following impact:

	Profit (loss) before income tax
Effect in thousands of soles	Strengthening	Weakening
For the year ended as of December 31, 2023
(5% movement)	5,225	(4,144)
(10% movement)	11,350	(7,431)
For the year ended as of December 31, 2022
(5% movement)	28,400	(29,800)
(10% movement)	56,400	(62,000)

(iii)	Fair-value and cash-flow interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates.

The Corporation’s interest rate risk arises mainly from its long-term financial liabilities. Variable rate long-term financial liabilities expose the Corporation to cash-flow interest rate risk. Fixed-rate financial liabilities expose the Corporation to fair-value interest rate risk.

The Corporation assumes the interest rate risk, due to they do not use financial derivative instruments for mitigate variations in the interest rate risk.

The sensitivity to a reasonably possible change in interest rates is shown below. With all other variables held constant, the Corporation’s income before income taxes would be affected by the impact on variable rate borrowings. For the period ended December 31, 2023, the impact on income before income taxes on a 10% increase or decrease amounts to approximately S/ 3.1 million (S/ 2.5 million and S/ 2.6 million, respectively, in 2022). The assumed movement in basis points related to the interest rate sensitivity analysis is based on the current market environment.

(b)	Credit risks

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or commercial contract, resulting in a financial loss.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Credit risk for the Corporation arises from its operating activities due to credit exposure to customers and from its financial activities, including deposits with banks and financial institutions, foreign exchange transactions, and other financial instruments. The maximum exposure to credit risk for the consolidated financial statements as of December 31, 2022 and 2023 is represented by the sum of cash and cash equivalents (note 9), trade accounts receivable (note 10), other accounts receivable (note 12) and accounts receivable from related parties (note 11).

Customer credit risk is managed by Management subject to the Corporation’s established policies, procedures and control related to customer credit risk management. The credit quality of a customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined based on this assessment. The maximum credit risk exposure at the reporting date is the carrying value of each class of financial assets disclosed in note 10.

The Corporation assesses the concentration of risk with respect to trade accounts receivable as low risk because sales are not concentrated in small customer groups and no customers account for 10% or more of the Corporation’s revenues.

Management monitors the credit risk of other receivables on an ongoing basis and assesses those receivables that show evidence of impairment to determine the required allowance for doubtful accounts.

Concerning loans to related parties, the Corporation has measures in place to ensure the recovery of these loans through the controls maintained by the Corporate Finance Management and the performance evaluation conducted by the Board of Directors (note 11).

Management does not expect the Corporation to incur any losses from the performance of these counterparties, except for the ones already recorded in the consolidated financial statements.

(c)	Liquidity risk

Prudent liquidity risk management implies holding enough cash and cash equivalent, and financing available through a proper number of credit sources, and the ability to close positions in the market. Historically, the Corporation’s cash flows from operations have enabled it to meet its obligations including its financing activities. The Corporation has implemented various actions to reduce its exposure to liquidity risk and has developed a Financial Plan based on several steps, which were designed with a commitment to compliance within a reasonable period of time. The Financial Plan is intended to meet the various obligations at the Company and Corporation entities levels.

The Corporate Finance Office monitors the cash flow projections made on liquidity requirements of the Corporation to ensure it exists sufficient cash to meet operational needs so that the Corporation does not breach borrowing limits or covenants, where applicable, on any of its borrowing facilities. Less significant financing transactions are controlled by the Finance Management of each subsidiary.

Such forecasting takes into consideration the Corporation’s debt financing plans, covenant compliance, compliance with ratio targets in the statement of financial position and, if applicable, with external regulatory or legal requirements.

As of December 31, 2023, the Company has significant current payment obligations mainly arising from the Collaboration and Benefits Agreement (note 1.C) and the Bridge Loan (note 17.a). For this purpose, Management is developing a financial plan with the aim of covering the short-term part of these obligations.

Cash surplus on the amounts required for the administration of working capital are invested in checking accounts that generate interest and time deposits, selecting instruments with appropriate maturities or sufficient liquidity.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

The table below analyzes the Corporation’s financial liabilities grouped according to the remaining period from the date of the statement of financial position to the date of maturity. The amounts disclosed in the table below are the contractual undiscounted cash flows, which include interest to be accrued according to the established schedule.

		Contractual cash flows
	Carrying	Less than	1-2	2-5	More than
In thousands of soles	amount	1 year	years	years	5 years	Total
As of December 31, 2022
Other financial liabilities (except for finance leases and lease liability for right-of-use asset)	819,973	599,310	71,732	216,392	-	887,434
Finance leases	835	873	-	-	-	873
Lease liability for right-of-use asset	59,085	19,075	31,705	23,386	113	74,279
Bonds	869,913	141,246	185,114	419,969	707,800	1,454,129
Trade accounts payables (except non-financial liabilities)	1,037,013	1,027,256	9,757	-	-	1,037,013
Accounts payables to related parties	80,781	53,488	25,420	697	1,176	80,781
Other accounts payables and other provisions (except non-financial liabilities)	712,071	186,326	64,307	89,868	470,129	810,630
	3,579,671	2,027,574	388,035	750,312	1,179,218	4,345,139

		Contractual cash flows
	Carrying	Less than	1-2	2-5	More than
In thousands of soles	amount	1 year	years	years	5 years	Total
As of December 31, 2023
Other financial liabilities (except liability for right-of-use asset)	780,145	568,284	165,022	163,943	-	897,249
Lease liability for right-of-use asset	42,562	17,754	23,487	8,725	73	50,039
Bonds	822,925	140,546	177,121	345,473	679,085	1,342,225
Trade accounts payables (except non-financial liabilities)	1,168,267	1,164,266	4,001	-	-	1,168,267
Accounts payables to related parties	72,936	44,372	28,564	-	-	72,936
Other accounts payables and other provisions (except non-financial liabilities)	673,663	195,279	57,601	138,356	410,377	801,613
	3,560,498	2,130,501	455,796	656,497	1,089,535	4,332,329

B.	Capital management

The Corporation’s objective in managing capital is to safeguard its ability to continue as going concern in order to generate returns to its shareholders, benefits to stakeholders, and keep an optimal capital structure to reduce capital cost. Since 2017, due to the situation of the Corporation, Management has monitored deviations that might cause the non-compliance of covenants and may hinder renegotiation of liabilities. In special situations and events, the Corporation identifies potential deviations, requirements and establishes a plan.

The Corporation may adjust the amount of dividends payable to shareholders, return capital to shareholders, issue new shares or sell assets to reduce its debt to maintain or adjust the capital structure.

The Corporation monitors its capital based on the leverage ratio. This ratio is calculated as net debt divided by the sum of net debt plus equity. The net debt corresponds to the total financial liabilities (including current and non-current indebtedness) adding the provision for civil compensation less cash and cash equivalents.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2023, the leverage ratio is as follows:

In thousands of soles	Note	2022	2023
Total borrowing, bonds and civil compensation (*)	17 and 18	2,238,699	2,115,471
Less: Cash and cash equivalents	9	(917,554)	(1,003,888)
Net debt (a)		1,321,145	1,111,583
Total equity (b)		1,346,006	1,487,289
Total net debt plus equity (a) + (b)		2,667,151	2,598,872
Gearing ratio		0.50	0.43

(*)	As of December 31, 2023, the provision for civil compensation amounts to S/ 469.8 million (S/ 488.9 million as of December 31, 2022).

During the years ended December 31, 2022 and 2023, there were no changes in the objectives, policies or processes related to capital management.

5.	Use of Judgments and Estimates

The estimates and judgments used are continuously evaluated and are based on historical experience and other factors, including the reasonable expectation of occurrence of future events depending on the circumstances.

A.	Significant accounting estimates and criteria

The Corporation makes estimates and assumptions regarding the future. Resulting accounting estimates very rarely will be the same as the actual results. The following are the estimates and assumptions that have significant risk as to produce a material adjustment to the balances of assets and liabilities for next periods.

i.	Impairment testing of goodwill and other finite useful-life fixed assets and indefinite useful-life intangible assets

Impairment testing is undertaken annually to determine if goodwill arising from business acquisitions and other useful-life indefinite intangible assets are impaired, in accordance with the policy described in note 2.G. For this purpose, goodwill is allocated to the different CGUs to which it relates while other indefinite useful-life intangible assets are assessed individually.

The recoverable amounts of the CGU and of other indefinite useful-life intangible assets have been determined based on the higher of their value-in-use or fair value less costs to sell. This testing requires the exercise of Management’s professional judgment to analyze any potential indicators of impairment such as the use of estimates in determining the value in use, including preparing future cash flows, macro-economic forecasts as well as defining the interest rate at which said cash flows will be discounted.

If the Corporation experiences a significant drop in revenues or a drastic increase in costs or changes in other factors, the fair value of their business units might decrease. If Management determines that the factors reducing the fair value of the business units are permanent, those economic factors will be taken into consideration to determine the recoverable amount of those business units and therefore, goodwill, as well as other indefinite useful-life intangible assets may be deemed to be impaired, which could result in write-off being necessary.

As a result of these evaluations, as of December 31, 2022 and 2023, no provision for goodwill impairment was identified (note 16.iii). As of December 31, 2022, the Corporation recognized impairment of the Vial y Vives-DSD brands for S/ 2.5 million; however, no provision was identified for the Morelco brand (note 16.iv).

As of December 31, 2022 and 2023, the Corporation conducted a sensitivity analysis increasing or decreasing the assumptions of gross margin, discount rate, and revenue and terminal growth rate by 10% (this percentage corresponds to the relevant evaluation range for management). This analysis assumes that all other variables remain constant.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Goodwill

In 2023, if the gross margin, discount rate, and perpetual growth rate were 10% below or above management’s estimates, collectively and/or independently, the Corporation would not have had to recognize a provision for impairment of goodwill of UGE Engineering and Construction (Morelco), because its fair value would have increased or decreased by S/ 14.5 million.

In 2022, if the gross margin, discount and perpetual rate were 10% below or above management’s estimates, collectively and/or independently, the Corporation would not have had to recognize an impairment provision for goodwill of UGE Engineering and Construction (Morelco), because its fair value would have increased or decreased by S/ 13.5 million.

Trademarks

In 2023, if the revenue growth rate, discount rate and perpetual growth rate were 10% below or above management’s estimates, collectively and/or independently, the Corporation would not have had to recognize an impairment provision for the Vial y Vives-DSD brand because its fair value would have increased or decreased in the range of S/ 0.5 million and S/ 15 million, and for the Morelco brand, the Corporation would not have had to recognize an impairment provision because its fair value would have increased or decreased in the range of S/ 3.5 million and S/ 7.4 million.

In 2022, if the revenue growth rate, discount rate and perpetual growth rate were 10% below or above management’s estimates, collectively and/or independently, the Corporation would not have had to recognize an impairment provision for the Vial y Vives-DSD brand because its fair value would have increased or decreased in the range of in the range of S/ 3.1 million and S/ 3.9 million; and for the Morelco brand, the Corporation would not have had to recognize an impairment provision because its fair value would have increased or decreased in the range of S/ 2.1 million and S/ 16.1 million.

ii.	Taxation

Determination of the tax obligations and expenses requires interpretations of the applicable tax legislation. The Corporation has professional advice on legal tax matters before making any decision on tax matters.

Deferred tax assets and liabilities are calculated based on the temporary differences arising between the taxable basis of assets and liabilities and the respective amounts stated in the financial statements of each entity comprising the Corporation, using the tax rates in effect in each of the years in which the difference is expected to reverse. Any change in tax rates will affect the deferred tax assets and liabilities. This change will be recognized in the consolidated statement of profit or loss in the period in which the change takes effect.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which temporary differences and tax losses can be used. For this purpose, the Corporation takes into consideration all available information, including factors such as historical data, projected income, current operations, and tax planning strategies. A tax benefit related to a tax position is only recognized if the benefit will be realized.

The income tax for the year includes Management’s evaluation of the amount of taxes to be paid in uncertain tax positions, where the liabilities have not yet been agreed with the tax administration. The Corporation’s possible maximum exposure to tax contingency amounts to S/ 411.6 million.

iii.	Percentage of completion revenue recognition

Revenue from services based on construction contracts are recognized by the percentage of completion method, according to the output method (note 2.W.i). The Corporation needs to estimate the cost to be obtained upon completion of the work. Projections of these costs are determined by Management based on their execution budgets and adjusted periodically in order to use updated information to reflect actual performance in the work. In this regard, Management believes that the estimates made at the end of the year are reasonable.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Contract revenues are recognized as such in the consolidated statement of comprehensive income and the costs related to the construction contract are recognized as costs of construction in the consolidated statement of comprehensive income in the accounting periods in which the project was executed. Costs directly related to a specific contract include: labor costs at the construction site (including construction supervision), costs of materials used in construction, depreciation costs of equipment used in the contract, design and technical assistance costs directly related to the contract, among others (note 2.X). However, any expected and likely cost overruns related to the contract over total expected income under the contract is recognized as expense immediately. In addition, any change in the estimates under the contract is recognized as a change in accounting estimates in the period in which the change is made and future periods, if applicable. In certain construction contracts, the terms of these agreements allow to retain an amount to customers until construction is completed.

As of December 31, a sensitivity analysis was performed considering a 10% increase/decrease in the construction margins in the following sectors: i) buildings, ii) energy, iii) industry, iv) infrastructure, v) mining, vi) oil & gas, vii) water and sewage, and viii) various services, as shown below:

	2022	2023
Revenue	2,451,067	2,443,984
Gross profit	(14,212)	267,217
%	0.58	10.93
Plus 10%	0.64	12.02
Increase in profit (loss) before income tax	(1,475)	26,550
	(15,687)	293,767
Less 10%	0.52	9.84
Decrease in (loss) profit before income tax	1,475	(26,550)
	(12,737)	240,667

iv.	Provision for decommissioning and well closure

The provision for decommissioning and well closure is an obligation established by law for all operators. Accordingly, it is more likely than not that an outflow of resources will be required to settle the obligation and it is possible to reliably estimate its amount. The operator is responsible for this activity to the extent that the wells have been worked during the contract period.

As of December 31, 2022 and 2023, the estimate of the amount calculated by the Corporation is based on the following factors:

-	Total number of wells to be plugged,

-	Well decommissioning and plugging costs (these costs are estimated on the basis of plug and abandonment performed in previous periods and with quotations made for the Lot I and Lot V abandonment plan), and

-	Costs for facility abandonment and remediation areas

The Corporation estimates the present value of its future obligation for decommissioning and well closure costs (well closure liability) and increases the carrying amount of the asset to be retired in the future, which is shown in intangible assets item in the consolidated statement of financial position. The provision is recognized at the present value of the expected disbursements in local and foreign currency to settle the obligation using the Peruvian sovereign bond discount rate in local and foreign currency, respectively for 3, 5 and 22 years, effective as of December 2022 and 2023.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

The pre-tax discount rates are the following:

	2022		2023
Discount rates	USD	PEN	USD	PEN
Lot I	5.41%	7.21%	5.04%	6.12%
Lot V	5.29%	6.96%	5.21%	5.69%
Lot III	6.57%	8.22%	5.62%	6.93%
Lot IV	6.57%	8.22%	5.62%	6.93%

The liability for the closure of wells and other oil premises is readjusted to reflect changes arising from the passage of time and from reviews conducted either at the date of occurrence or the amount of the present value of the originally estimated obligations (note 21).

If, as of December 31, 2022 and 2023, the estimated rate had increased or decreased by 10%, the impact on pre-tax profit would not have been significant. This analysis assumes that all other variables remain constant:

In thousands of soles	2022	2023
10%	383	(1,359)
(10%)	409	1,447

v.	Impairment of investment in associate and account receivable to Gasoducto Sur Peruano S.A.

As a consequence of the termination of the concession agreement signed between Gasoducto Sur Peruano S.A. (hereinafter “GSP”) and the Peruvian State (note 14.a.i), in 2019 the Company impaired the full value of its investment in GSP.

Regarding trade accounts receivable, to GSP (note 11 and note 14), the Management has determined its recoverability under the following assumptions: (i) the amount that GSP will recover as a result of a possible public auction y (ii) the liquidation of the company via the GSP Creditor´s meeting.

Accounts receivable related to GSP as of December 31, 2022 and 2023 amount to S/ 542.4 million and S/ 554 million, respectively (note 11).

The calculation of the impairment estimate adheres to a process of liquidation of GSP in accordance with Peruvian legislation, according to which the value of the asset to be recovered is used first to cover the payments of liabilities in the different categories of creditors and the remainder, if it is the case, to cover the payment to the shareholders, taking into account the existing subordination agreements.

In 2018, in relation to the amount to be recovered by GSP, the Company assumed a recovery of the minimum amount established in the Concession Agreement, which is equivalent to 72.25% of the Net Book Value (NBV) of the Concession assets. This amount represented a minimum payment to be obtained by GSP based on a public auction to be set up for the adequate transfer of the Concession’s assets to a new concessionaire, under the relevant contractual terms and conditions.

Beginning 2019, the recovery of NBV estimated by Management equals 50%, considering the agreements reached in the Final Collaboration and Benefits Agreement and a total term of eight years has been considered, which included the formation of the Creditors’ Meeting, the approval of the settlement plan, the presentation of the arbitration claim, as well as the entire arbitration process.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

As of the date of this report, GSP is under liquidation. AENZA S.A.A. has pointed as chairman of the Creditors’ Meeting. On December 28, 2023, the Instituto Nacional de Defensa de la Competencia y de la Proteccion de la Propiedad Intelectual INDECOPI ordered the ex officio liquidation of GSP and the Technical Secretariat of the Commission called a Sole Meeting of Creditors for January 29, 2024, with the sole purpose of appointing a Liquidator for the process and approving a new Liquidation Agreement. The Sole Meeting was formed by the Creditors in attendance and approved the corresponding proposals by simple majority. Thus, on the aforementioned day, with 59% of the votes in attendance, the appointment of Alva Legal Asesoria Empresarial S.A.C. as GSP’s liquidator and the proposed Liquidation Agreement were approved. With this, the liquidation process of GSP continues its course, as well as the necessary actions for the recovery of NBV.

The Company considers that the term of eight (8) years for the recovery of the investment is adequate, considering the possibility of an arbitration process and the time it will take to execute the award. See assumptions and recognized values in note 14.a.i. The Company’s management maintains the recovery estimate in 8 years, applying a discount rate of 5.86% as of December 31, 2023.

B.	Significant judgments in applying accounting policies

Consolidation of entities in which the Corporation holds less than 50%

The Corporation owns some direct and indirect subsidiaries in which it has control, even having less than 50% of the voting rights. These entities are mainly related to indirect subsidiaries in the real estate business owned through Viva Negocio Inmobiliario S.A.C., having control over relevant activities affecting the subsidiaries’ returns, even though the Corporation holds interest between 30% and 50%. Additionally, the Corporation has de facto control by a contractual agreement with the majority investor over Promotora Larcomar S.A. of which it owns 46.55% of the equity interest.

Consolidation of entities in which the Corporation does not have joint control but holds rights and obligations over the assets and liabilities

The Corporation assesses, on an ongoing basis, the nature of the contracts signed with one or more parties. If the Corporation is not determined to have control or joint control but has rights to the assets and obligations for the liabilities under the arrangement, the Corporation recognizes its assets, liabilities, income and expenses and its interest in any jointly controlled assets or liabilities and any income or expenses arising from the arrangement as a joint operation in accordance with IFRS 11 – Joint Arrangements (note 2.B.v).

6.	Interests in Other Entities

The consolidated financial statements include the accounts of the Company and its subsidiaries. Additionally, the consolidated financial statements include interests in joint operations in which the Company or certain subsidiaries have joint control with their partners (note 2.B).

A.	Main subsidiaries

The following table shows the main direct and indirect subsidiaries classified by operating segment (note 7):

Name	Country	Economic activity
Engineering and Construction:
Cumbra Peru S.A.	Peru, Chile, and Colombia	Service of civil construction, electromechanical assembly, and building, management and implementation of real estate projects, and other related services.

GyM Chile S.p.A.	Chile	Investment funds, investment companies, and similar financial entities.

Vial y Vives – DSD S.A. (VyV)	Chile	Construction engineering projects, civil construction, and related technical advisory, rental of agriculture and livestock, forest, construction and civil engineering machinery and equipment without operators.

Morelco S.A.S.	Colombia, Ecuador, and Peru	Provision of construction and assembly services, supply of equipment and materials, operation and maintenance, and engineering services in the specialties of mechanics, instrumentation, and civil works.

Cumbra Ingenieria S.A.	Peru, Mexico, and Chile	Engineering advisory and consultancy, project execution, and project studies and supervision, and work management.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Name	Country	Economic activity
Energy:
Unna Energia S.A.	Peru	Oil and natural gas products and byproducts extraction, operation and exploitation services, as well as fuel storage and dispatch services.

Oiltanking Andina Services S.A. (OTAS)	Peru	Operation of the gas processing plant of Pisco – Camisea.

Transportadora de Gas Natural Comprimido Andino S.A.C. (TGNCA)	Peru	Development of natural gas activities and the supply, transport and trading of natural gas.

Infrastructure:

Unna Transporte S.A.C.	Peru	Operation and maintenance of highways and concessions.

Tren Urbano de Lima S.A. (TULSA)	Peru	Concession to operate the metro transportation system of Lima Metropolitana.

Carretera Andina del Sur S.A.	Peru	Concession to construct, operate, and maintain Section 1 of “Interoceanica Sur” highway.

Red Vial 5 S.A.	Peru	Concession to restore, operate, and maintain the “Ancon – Huacho – Pativilca” Section of “Panamericana Norte” Highway.

Carretera Sierra Piura S.A.C.	Peru	Concession to operate and maintain the Buenos Aires – Canchaque provincial highway.

Concesionaria Via Expresa Sur S.A.	Peru	Concession to design, construct, operate, and maintain Via Expresa – Paseo de la Republica in Lima.

Real estate:
Viva Negocio Inmobiliario S.A.C. (VIVA)	Peru	Development and management of real estate projects directly or jointly to other partners.

Parent company operation:

CAM Holding S.p.A.	Chile	Investment company.

Aenza Servicios Corporativos S.A.C. (before Qualys S.A.C.)	Peru	Provision of human, economic and technological services to the Corporation’s companies.

Promotores Asociados de Inmobiliarias S.A.	Peru	It operates in the real estate industry and is engaged in development and sale of offices.

Negocios del Gas S.A.	Peru	Investment company for construction, operation, and maintenance of natural gas and natural gas liquids transportation systems.

Inversiones en Autopistas S.A.	Peru	Company holding shares, interests, or other any ownership or credit investment.

Operadores de Infraestructura S.A.C.	Peru	Activities related to the leasing of advertising space and commercial premises on Line 1 of the Lima Metro.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

The following table shows the Corporation’s subsidiaries and related interest as of December 31, 2022 and 2023:

	2022			2023
In percentage	Percentage of common shares directly held by Parent (%)	Percentage of common shares held by Subsidiaries (%)	Percentage of common shares held by non-controlling interests (%)	Percentage of common shares directly held by Parent (%)	Percentage of common shares held by Subsidiaries (%)	Percentage of common shares held by non-controlling interests (%)
Engineering and Construction:
Cumbra Peru S.A.	99.39%	-	0.61%	99.53%	-	0.47%
- Morelco S.A.S.	-	100.00%	-	-	100.00%	-
- GyM Chile S.p.A.	-	100.00%	-	-	100.00%	-
- Vial y Vives - DSD S.A.	-	99.16%	0.84%	-	99.16%	0.84%
- Cumbra Inversiones Colombia S.A.S.	-	100.00%	-	-	100.00%	-
Cumbra Ingenieria S.A.	89.41%	-	10.59%	89.41%	-	10.59%
- Ecologia Tecnologia Ambiental S.A.C.	-	100.00%	-	-	100.00%	-
- GM Ingenieria y Construccion de CV	-	100.00%	-	-	100.00%	-
- Cumbra Ingenieria Chile S.p.A.	-	-	-	-	100.00%	-
- GM Ingenieria Bolivia S.R.L.	-	98.57%	1.43%	-	-	-
Energy:
Unna Energia S.A.	95.00%	-	5.00%	95.00%	-	5.00%
- Oiltanking Andina Services S.A.	-	50.00%	50.00%	-	50.00%	50.00%
- Transportadora de Gas Natural Comprimido Andino S.A.C.	-	100.00%	-	-	100.00%	-
Infrastructure:
Unna Transporte S.A.C.	100.00%	-	-	100.00%	-	-
Tren Urbano de Lima S.A.	75.00%	-	25.00%	75.00%	-	25.00%
Carretera Andina del Sur S.A.C	100.00%	-	-	100.00%	-	-
Red Vial 5 S.A.	18.20%	48.80%	33.00%	18.20%	48.80%	33.00%
Carretera Sierra Piura S.A.C.	99.96%	0.04%	-	99.96%	0.04%	-
Concesionaria Via Expresa Sur S.A.	98.89%	1.11%	-	98.89%	1.11%	-
Real Estate:
Viva Negocio Inmobiliario S.A.C.	99.54%	-	0.46%	99.54%	-	0.46%

Parent company operations:
AENZA Servicios Corporativos S.A.C.	100.00%	-	-	100.00%	-	-
Promotora Larcomar S.A.	46.55%	-	53.45%	46.55%	-	53.45%
Negocios del Gas S.A.	99.99%	0.01%	-	99.99%	0.01%	-
Agenera S.A.	99.00%	1.00%	-	99.00%	1.00%	-
Inversiones en Autopistas S.A.	1.00%	99.00%	-	1.00%	99.00%	-
Cam Holding S.p.A.	100.00%	-	-	100.00%	-	-

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

B.	Public service concessions

The Corporation has public service concessions. When applicable, the income attributable to the construction or restoration of infrastructure has been accounted for by applying the models described in note 2.E (financial asset model and intangible assets).

In all Corporation’s concessions, the infrastructure returns to the Grantor at the end of the Agreement.

Find below the concessions held by the Corporation as of December 31, 2022 and 2023:

Name of Concessionaire	Description	Estimated investment	Consideration	Interest	Concession termination	Accounting model
Carretera Andina del Sur S.A.	This company operates and maintains a highway of 750 km from San Juan de Marcona Port to Urcos, Peru, which is connected to the Interoceanica highway. The highway has five tolls and three weigh stations.	US$ 99 million	Transaction secured by the Peruvian Government comprising annual payments for highway maintenance and operation, under responsibility of the Ministerio de Transporte y Comunicaciones (MTC).	100.00%	2032	Financial asset

Carretera Sierra Piura S.A.C.	This company regularly operates and maintains a highway of 78 km, which connects Buenos Aires and Canchaque towns in Peru. The highway has one toll.	US$ 31 million	Transaction secured by the Peruvian Government regardless traffic volume. Revenue is secured by an estimated annual amount of US$ 1.4 million.	100.00%	2025	Financial asset

Concesionaria La Chira S.A.	Design, financing, construction, operation, and maintenance of “Planta de Tratamiento de Aguas Residuales y Emisario Submarino La Chira” project. About 25% of sewage of Lima is treated under this project.	S/ 450 million	Transaction secured by the Peruvian Government consisting of monthly and quarterly payments settled by Sedapal´s collection trust.	50.00%	2037	Financial asset

Tren Urbano de Lima S.A.	Concession to operate the Electric Mass Transportation System of Lima and Callao, Line 1 Villa El Salvador - Avenida Grau - San Juan de Lurigancho, the only railway system in Lima Metropolitana, including (i) operation and maintenance of existing trains (24 trains as initial investment and 20 additional trains) and (ii) operation and maintenance of the railway system (railway and infrastructure).	S/ 566 million	Transaction secured by the Peruvian Government through a quarterly payment made by the MTC based on kilometers per train.	75.00%	2041	Financial asset
Red Vial 5 S.A.	Operation and maintenance of the highway connecting Lima to the northwest of Peru. This highway is 183km long and is known as Red Vial 5, from Ancon to Pativilca and has three tolls.	US$ 187 million	Collected from users (self-funded concession; revenue comes from toll collection).	67.00%	2028	Intangible

Concesionaria Via Expresa Sur S.A.	Design, financing, construction, operation and maintenance of the infrastructure associated with the Via Expresa Sur project.	-	Contract whereby the Company was entitled to charge users a toll rate; the Peruvian State guaranteed to pay the Company an amount to cover the deficit between the amount charged to users and the annual limits stipulated in the contract. On December 16, 2022, the Metropolitan Municipality of Lima and the Concessionaire Via Expressa Sur declared the expiration of the Concession Contract.	100.00%	2022	Financial asset

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

C.	Hydrocarbon and gas contracts

As of December 31, 2023, the subsidiary Unna Energia S.A. has mainly two contracts signed with Perupetro S.A. (in 2022, it had three contracts), as indicated below:

i.	License agreement for the exploitation of hydrocarbons (Lot III)

Subscribed with Perupetro S.A. in March 2015 for a period of thirty years for oil, and forty years for non-associated natural gas counted from April 5, 2015, the date corresponding to the start of operations. The lot is located in the provinces of Talara and Paita, Grau region, northeastern Peru. As of December 31, 2023, the Company held a total of 514 wells of which 137 wells were active and 377 wells were inactive (as of December 31, 2022 it held 505 wells of which 172 wells were active and 333 wells were inactive).

ii.	License agreement for the exploitation of hydrocarbons (Lot IV)

Subscribed with Perupetro S.A. in March 2015 for a period of thirty years for oil, and forty years for non-associated natural gas counted from April 5, 2015, the date corresponding to the start of operations. The lot is located in the provinces of Talara and Contralmirante Villar, department of Piura and Tumbes, Grau region, northeastern Peru. As of December 31, 2023, the Company had a total of 594 wells of which 377 wells were active and 217 wells were inactive (as of December 31, 2022 it had 578 wells of which 361 wells were active and 217 wells were inactive).

iii.	Service contract for exploration and exploitation of hydrocarbons (Lot I)

Contract terminated on December 26, 2021, signed in 1991 by Cavelcas del Peru S.A. (CAVELCAS) and Perupetro S.A. for a period of twenty years. On July 31, 1995 CAVELCAS made the assignment of the contractual position for 100% of the participation to the Company, the latter assuming the technical, economic and financial responsibility of the operations. In March 2010 an extension agreement was signed for this contract until December 2021. To date, the Company is in the process of obtaining the approval of the Abandonment Plan, in order to execute the activities under its responsibility due to the termination of the Contract.

iv.	Service contract for exploration and exploitation of hydrocarbons (Lot V)

This contract was signed with Perupetro S.A. in 1993 for a period of twenty years. In March 2010 the Extension Agreement to the oil services contract was signed until October 7, 2023. The lot is located in the provinces of Talara and Contralmirante Villar, departments of Piura and Tumbes, Grau region, northeastern Peru. To date, the Company is in the process of obtaining the approval of the Abandonment Plan in order to execute the activities under its responsibility due to the termination of the Contract.

v.	Contract for the operation of hydrocarbon supply terminals.

On July 16, 2014, Petroperu S.A. signed contracts for the operation of the North and Central hydrocarbon supply terminals with the subsidiary Unna Energia S.A. and Oiltanking Peru S.A.C., for the provision of reception, storage and dispatch services for a term of twenty years from the date of signing the contracts, for which the Terminales del Peru Consortium was formed, which began operating on September 2, 2014. Unna Energia S.A. is the operator and both consortium members exercise joint control of the business and have a 50% shareholding.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

D.	Joint operations

As of December 31, 2022 and 2023, the Corporation participates in 38 and 37 joint operations with third parties, respectively. The table below lists the main joint operations in which the Corporation participates.

	Percentage of interest
Joint operations	2022	2023
AENZA S.A.A.
- Concesionaria La Chira S.A.	50%	50%
Cumbra Peru S.A.
- Consorcio Huacho Pativilca	67%	67%
- Consorcio GyM – CONCIVILES	67%	67%
- Consorcio Chicama – Ascope	50%	50%
- Consorcio Constructor Alto Cayma	50%	50%
- Consorcio Ermitaño	50%	50%
- Consorcio GyM-Stracon	50%	50%
- Consorcio HV GyM	50%	50%
- Consorcio La Chira	50%	50%
- Consorcio Lima Actividades Comerciales Sur	50%	50%
- Consorcio Lima Actividades Sur	50%	50%
- Consorcio Rio Urubamba	50%	50%
- Consorcio Alto Cayma	49%	49%
- Consorcio La Gloria	49%	49%
- Consorcio Norte Pachacutec	49%	49%
- Consorcio Italo Peruano	48%	48%
- Consorcio Vial Quinua	46%	46%
- Consorcio Constructor Ductos del Sur	29%	29%
- Consorcio Constructor Chavimochic	27%	27%
- Consorcio Intipunku	49%	49%
Unna Energia S.A.
- Consorcio Terminales	50%	50%
- Terminales del Peru	50%	50%
Unna Transporte S.A.C.
- Consorcio Peruano de Conservacion	50%	50%
- Consorcio Manperan	67%	67%
- Consorcio Vial Sierra	100%	1000%
- Consorcio Vial Ayahuaylas	99%	99%
- Consorcio Vial Sullana	99%	99%
- Consorcio Vial del Sur	99%	99%
Cumbra Ingenieria S.A.
- Consorcio Vial la Concordia	88%	88%
- Consorcio GMI- Haskoningdhv	70%	70%
- Consorcio Supervisor Ilo	55%	55%
- Consorcio Poyry-GMI	40%	40%
- Consorcio Internacional Supervision Valle Sagrado	33%	33%
- Consorcio Ecotec – GMI – PIM	90%	90%
- Consorcio Ribereno Chinchaycamac	100%	100%
- Consorcio Supervisor GRH	83%	83%
- Consorcio Ecotec – GMI	100%	100%

All joint agreements listed above are operated in Peru.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

The main activities of the joint operations correspond to:

Joint agreements	Economic activity

AENZA S.A.A.	Construction, operation, and maintenance of the raw sewage treatment plant of La Chira to the south of Lima. The purpose of the project is to face environmental problems of Lima, due to raw sewage flowing into the sea.

Cumbra Peru S.A.	Consortiums created only to come into construction contracts.

Unna Energia S.A.	Terminales del Peru and Consorcio Terminales provide services of reception, storage, shipment, and transportation of liquid hydrocarbons such as gasoline, fuel for aircrafts, diesel and residual fuel, among others.

Unna Transporte S.A.C.	Services of refurbishment, routinary and regular maintenance of highways, and highway preservation and conservation services.

Cumbra Ingenieria S.A.	Engineering advisory and consulting services, execution of studies and projects, project management, and work supervision.

7.	Operating Segments

A.	Basis of Segmentation

The Corporation has four strategic division, which are its reportable segments. These reportable segments offer different products and services, and are managed separately because they require different business strategies.

Separate financial information is available for the reportable segments that are regularly evaluated by the Executive Committee (Chief operating decision maker, “CODM”) which is led by the Corporate General Manager, in deciding how to allocate resources and assess performance.

Reportable segments are reported consistently with the internal reports that are reviewed by the Executive Committee. This Committee acts as the maximum authority in operation decision making and is responsible for allocated resources and assessing the performance of each operating segments.

The Corporation’s reporting segments are: (i) engineering and construction, (ii) energy, (iii) infrastructure, and (iv) real estate.

Corporation’s sales and accounts receivable are not concentrated in a few customers. There are no external customers representing 10% or more of the Corporation’s revenue.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

B.	Information on reportable segments

The operations of Corporation in each reportable segment are as follows:

(a)	Engineering and construction: traditional engineering services such as architectural planning, structural, civil and design engineering for advanced specialties including process design, simulation, and environmental services, as well as construction services related to: i) civil works, such as the construction of hydroelectric power stations and other large infrastructure facilities; (ii) electromechanical construction, such as concentrator plants, oil and natural gas pipelines, and electric transmission lines; iii) building construction, such as offices, residential buildings, hotels, and affordable housing projects, shopping centers, and industrial facilities.

This reportable segment is mainly comprised by the companies Cumbra Peru S.A. and Cumbra Ingenieria S.A. (located in Peru), Vial y Vives D.S.D. (located in Chile) and Morelco S.A. (located in Colombia). These companies are engaged in engineering and construction services and subjected to the execution of contracts and compliance of the regulations applicable to the engineering and construction industry. These construction companies can execute projects in similar countries in South America (Peru, Chile and Colombia).

(b)	Energy: oil exploration, exploitation, production, treatment, and trade of oil, separation and trade of natural gas and its byproducts at the gas processing plant, as well as the construction and assembly of oil facilities or those linked to the oil and gas industry and the storage and dispatch of fuel and oil by products.

(c)	Infrastructure: long-term concessions or similar contractual arrangements in Peru for three different operating segments (i) toll roads, (ii) transportation, and (iii) water treatment, which are presented as the infrastructure reportable segment. This segment executes the operation and maintenance services for its assets.

(d)	Real Estate: develops and sales properties to low and middle-income, which are experiencing a significant increase in available income, and also luxury properties to a lesser degree, as well as the development of commercial and office space.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

The following table shows the Corporation’s financial statements by operating segments:

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Eliminations	Consolidated
As of December 31, 2022
Assets
Cash and cash equivalents	209,737	104,553	130,213	171,747	2,910	111,487	186,907	-	917,554
Trade accounts receivables, net	697,512	80,245	34,183	118,867	898	146,316	561	-	1,078,582
Accounts receivable from related parties	86,146	68	51,523	4,455	52	378	115,736	(230,613)	27,745
Other accounts receivable, net	298,784	39,921	28,902	15,229	30	5,380	7,294	(2,345)	393,195
Inventories, net	41,933	29,935	9,655	39,780	-	227,067	-	(1,587)	346,783
Prepaid expenses	10,945	2,055	5,496	369	160	448	8,625	-	28,098
Total current assets	1,345,057	256,777	259,972	350,447	4,050	491,076	319,123	(234,545)	2,791,957
Trade accounts receivable, net	2,806	-	16,215	699,487	1,392	3,969	-	-	723,869
Accounts receivable from related parties	299,268	-	15,858	42	14,015	-	602,004	(388,795)	542,392
Prepaid expenses	-	826	14,549	1,731	632	-	65	(510)	17,293
Other accounts receivable, net	101,366	89,782	-	-	7,346	55,347	31,889	-	285,730
Inventories, net	-	-	-	-	-	65,553	-	-	65,553
Investments in associates and joint ventures	975	12,049	-	-	-	2,752	1,509,790	(1,510,650)	14,916
Investment property, net	-	-	-	1,507	-	19,823	40,594	-	61,924
Property, plant and equipment, net	102,822	176,596	6,193	848	150	7,531	1,286	(10,961)	284,465
Intangible assets and goodwill, net	131,431	363,066	274,597	238	-	615	13,414	3,975	787,336
Right-of-use assets, net	8,745	12,795	7,106	23	143	2,580	38,485	(19,670)	50,207
Deferred tax asset	175,702	4,572	26,787	-	415	23,781	59,316	5,065	295,638
Total non-current assets	823,115	659,686	361,305	703,876	24,093	181,951	2,296,843	(1,921,546)	3,129,323
Total assets	2,168,172	916,463	621,277	1,054,323	28,143	673,027	2,615,966	(2,156,091)	5,921,280

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Eliminations	Consolidated
As of December 31, 2022
Liabilities
Borrowings	19,191	38,612	3,844	17	6	43,118	480,735	(11,261)	574,262
Bonds	4,554	-	41,343	31,203	-	-	-	-	77,100
Trade accounts payable	740,142	124,259	52,916	52,292	223	35,939	16,950	4,535	1,027,256
Accounts payable to related parties	297,505	2,734	46,257	22,421	296	12,227	20,291	(348,243)	53,488
Current income tax	12,495	247	8,609	2,433	104	45,092	672	-	69,652
Other accounts payable	490,494	19,724	49,187	9,146	1,298	115,661	24,837	(4,905)	705,442
Provisions	81,288	20,535	1,722	1,197	-	540	27,644	-	132,926
Total current liabilities	1,645,669	206,111	203,878	118,709	1,927	252,577	571,129	(359,874)	2,640,126
Borrowings	6,480	100,597	3,462	-	138	10,852	192,435	(8,333)	305,631
Bonds	16,719	-	177,341	598,753	-	-	-	-	792,813
Trade accounts payable	-	-	-	9,757	-	-	-	-	9,757
Other accounts payable	94,261	-	2,243	189	2,932	-	2,694	-	102,319
Accounts payable to related parties	7,886	57,300	1,176	27,294	21,663	-	189,451	(277,477)	27,293
Provisions	11,453	49,701	11,463	4,947	-	-	491,463	-	569,027
Deferred tax liability	16,670	53,242	-	58,396	-	-	-	-	128,308
Total non-current liabilities	153,469	260,840	195,685	699,336	24,733	10,852	876,043	(285,810)	1,935,148
Total liabilities	1,799,138	466,951	399,563	818,045	26,660	263,429	1,447,172	(645,684)	4,575,274
Equity attributable to owners of the Company	363,404	417,970	166,678	177,208	1,483	278,501	1,165,811	(1,509,551)	1,061,504
Non-controlling interest	5,630	31,542	55,036	59,070	-	131,097	2,983	(856)	284,502
Total liabilities and equity	2,168,172	916,463	621,277	1,054,323	28,143	673,027	2,615,966	(2,156,091)	5,921,280

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Eliminations	Consolidated
As of December 31, 2023
Assets
Cash and cash equivalents	342,120	40,707	124,283	134,252	3,235	175,920	183,371	-	1,003,888
Trade accounts receivables, net	783,231	119,948	26,353	127,336	943	3,038	952	-	1,061,801
Accounts receivable from related parties	57,024	642	59,279	3,569	643	406	161,430	(267,550)	15,443
Other accounts receivable, net	265,378	40,298	21,101	6,372	1	10,418	6,849	(2,345)	348,072
Inventories, net	51,108	46,064	6,760	43,993	-	212,582	-	(10)	360,497
Prepaid expenses	15,461	2,022	4,651	334	169	71	6,388	2	29,098
Total current assets	1,514,322	249,681	242,427	315,856	4,991	402,435	358,990	(269,903)	2,818,799
Long-term trade accounts receivable, net	744	-	6,430	756,990	1,453	3,354	-	-	768,971
Long-term accounts receivable from related parties	298,946	-	17,157	42	14,015	-	419,282	(221,157)	528,285
Prepaid expenses	-	480	11,920	1,611	580	-	-	(510)	14,081
Other accounts receivable, net	102,250	77,116	-	-	7,346	59,764	64,928	-	311,404
Inventories, net	-	-	-	-	-	70,282	-	-	70,282
Investments in associates and joint ventures	968	10,536	-	-	-	2,103	1,737,129	(1,737,989)	12,747
Investment property, net	-	-	-	1,427	-	18,203	38,630	-	58,260
Property, plant and equipment, net	83,146	211,127	5,187	1,047	233	5,562	863	-	307,165
Intangible assets and goodwill, net	143,228	370,370	225,363	138	-	617	12,740	-	752,456
Right-of-use assets, net	4,874	8,270	3,226	25	122	1,317	28,700	(10,239)	36,295
Deferred tax asset	153,841	5,142	24,098	-	421	15,577	56,670	14	255,763
Total non-current assets	787,997	683,041	293,381	761,280	24,170	176,779	2,358,942	(1,969,881)	3,115,709
Total assets	2,302,319	932,722	535,808	1,077,136	29,161	579,214	2,717,932	(2,239,784)	5,934,508

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Eliminations	Consolidated
Liabilities
Borrowings	24,081	39,052	15,358	26	5	11,618	437,729	(11,840)	516,029
Bonds	3,611	-	49,369	28,558	-	-	-	-	81,538
Trade accounts payable	928,109	111,816	48,232	38,272	121	21,622	16,094	-	1,164,266
Accounts payable to related parties	78,561	80,357	47,599	69,632	7	10,990	17,154	(259,928)	44,372
Current income tax	19,370	677	3,159	13,160	54	323	1,655	-	38,398
Other accounts payable	416,927	26,122	34,045	10,429	1,167	86,968	33,170	-	608,828
Provisions	83,831	20,215	1,171	1,925	-	193	9,751	-	117,086
Total current liabilities	1,554,490	278,239	198,933	162,002	1,354	131,714	515,553	(271,768)	2,570,517
Borrowings	697	84,989	594	-	123	73,058	147,399	(182)	306,678
Bonds	10,834	-	130,750	599,803	-	-	-	-	741,387
Trade accounts payable	-	-	-	4,001	-	-	-	-	4,001
Other accounts payable	47,984	-	493	161	3,141	-	457,532	-	509,311
Accounts payable to related parties	7,481	-	1,226	28,563	23,146	-	197,485	(229,337)	28,564
Provisions	12,366	46,287	10,002	2,228	-	-	27,184	-	98,067
Deferred income tax liability	58,804	66,415	-	63,473	-	-	2	-	188,694
Total non-current liabilities	138,166	197,691	143,065	698,229	26,410	73,058	829,602	(229,519)	1,876,702
Total liabilities	1,692,656	475,930	341,998	860,231	27,764	204,772	1,345,155	(501,287)	4,447,219
Equity attributable to ownners of the Company	604,039	424,874	146,259	162,680	1,397	289,942	1,369,744	(1,736,558)	1,262,377
Non-controlling interest	5,624	31,918	47,551	54,225	-	84,500	3,033	(1,939)	224,912
Total liabilities and equity	2,302,319	932,722	535,808	1,077,136	29,161	579,214	2,717,932	(2,239,784)	5,934,508

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Elimination	Consolidated
For the year ended December 31, 2022
Revenue	2,679,198	633,792	614,525	388,811	4,412	367,276	68,091	(350,981)	4,405,124
Gross profit (loss)	(23,293)	118,934	105,400	119,729	4,644	151,797	11,702	10,607	499,520
Administrative expenses	(126,844)	(13,942)	(12,861)	(10,806)	(947)	(15,932)	(35,543)	2,388	(214,487)
Other income and expenses	79,114	639	25,291	(3,042)	-	(5,014)	(332,399)	(55,203)	(290,614)
Operating profit (loss)	(71,023)	105,631	117,830	105,881	3,697	130,851	(356,240)	(42,208)	(5,581)
Financial expenses	(70,040)	(17,704)	(26,655)	(7,235)	(1,691)	(9,407)	(65,285)	41,543	(156,474)
Financial income	2,010	1,692	2,119	2,440	223	1,086	52,271	(46,387)	15,454
(Loss) gain on present value of financial asset or financial liability	(6,196)	2,078	(267)	-	-	2,616	(84,245)	-	(86,014)
Share of profit or loss in associates and joint ventures	13,511	3,098	-	-	-	626	14,338	(29,666)	1,907
(Loss) profit before income tax	(131,738)	94,795	93,027	101,086	2,229	125,772	(439,161)	(76,718)	(230,708)
Income tax	(15,755)	(30,905)	(19,587)	(31,836)	(746)	(42,885)	10,397	(29)	(131,346)
(Loss) profit for the year	(147,493)	63,890	73,440	69,250	1,483	82,887	(428,764)	(76,747)	(362,054)
(Loss) profit from attributable to:
Owners of the Company	(145,695)	56,800	59,262	51,937	1,483	31,094	(428,905)	(77,127)	(451,151)
Non-controlling interest	(1,798)	7,090	14,178	17,313	-	51,793	141	380	89,097
	(147,493)	63,890	73,440	69,250	1,483	82,887	(428,764)	(76,747)	(362,054)

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Elimination	Consolidated
For the year ended December 31, 2023
Revenue	2,653,466	682,682	596,759	413,416	4,801	220,015	96,338	(366,002)	4,301,475
Gross profit (loss)	277,550	102,277	101,444	123,441	2,742	64,174	14,501	9,439	695,568
Administrative expenses	(116,215)	(16,030)	(20,447)	(11,266)	(917)	(18,301)	(29,545)	(6,649)	(219,370)
Other income and expenses	(5,765)	7,778	752	1,905	(41)	2,751	2,776	3,549	13,705
Operating profit (loss)	155,570	94,025	81,749	114,080	1,784	48,624	(12,268)	6,339	489,903
Financial expenses	(78,303)	(20,279)	(24,360)	(6,550)	(450)	(9,590)	(96,632)	46,120	(190,044)
Financial income	1,126	2,553	7,361	7,505	706	7,103	52,843	(47,897)	31,300
Interests for present value of financial asset or liability	(283)	(2,725)	(1,756)	(362)	-	5,303	2,399	-	2,576
Share of profit or loss in associates and joint ventures	(1)	2,940	-	-	-	73	172,459	(172,460)	3,011
Profit (loss) before income tax	78,109	76,514	62,994	114,673	2,040	51,513	118,801	(167,898)	336,746
Income tax	(80,377)	(23,722)	(19,887)	(36,046)	(643)	(23,316)	(6,555)	(5,079)	(195,625)
(Loss) profit for the year	(2,268)	52,792	43,107	78,627	1,397	28,197	112,246	(172,977)	141,121
Profit (loss) from attributable to:
Owners of the Company	(1,576)	46,238	29,135	58,970	1,397	11,441	112,193	(173,199)	84,599
Non-controlling interest	(692)	6,554	13,972	19,657	-	16,756	53	222	56,522
	(2,268)	52,792	43,107	78,627	1,397	28,197	112,246	(172,977)	141,121

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Inter-segmental sale transactions are made at prices similar to those that would have been agreed to with non-related third parties. Revenues from external customers reported are measured in a manner consistent with the basis of preparation of the consolidated statement of profit or loss. Sale of goods are related to real estate segment. Revenues from services are related to other segments.

C.	Geographic information:

Revenue derived from operations abroad (Chile and Colombia) represents 27.2% of the Corporation’s total income in 2023 (19.5% in 2022 including Chile and Colombia).

Segments by geographical areas:

In thousands of soles	2022	2023
Revenues:
- Peru	3,544,465	3,132,541
- Chile	708,996	557,785
- Colombia	151,663	611,149
	4,405,124	4,301,475
Non-current assets:
- Peru	2,911,954	2,923,737
- Chile	151,328	114,889
- Colombia	66,041	77,083
	3,129,323	3,115,709

D.	EBITDA adjusted for other items

The Executive Committee uses adjusted EBITDA (earnings before interest, tax, depreciation, and amortization) as the primary relevant indicator to understanding the operating performance of the Corporation and its operating segments.

Adjusted EBITDA is not a measurement of results based on International Financial Reporting Standards. The Corporation’s definition related to adjusted EBITDA may not be comparable to similar performance measures and disclosures from other entities.

The adjusted EBITDA is reconciled to net loss as follows:

In thousands of soles	2022	2023
Net (loss) profit	(362,054)	141,121
Financial income and expenses	141,020	158,744
Interests for present value of financial asset or liability	86,014	(2,576)
Income tax	131,346	195,625
Depreciation and amortization	177,023	236,905
Adjusted EBITDA	173,349	729,819
Adjustments to EBITDA - Other adjustments
Impairment of investments	14,525	-
Provisions: civil compensation and legal claims	256,198	-
Adjusted EBITDA for other adjustments	444,072	729,819

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

The adjusted EBITDA with non-recurring items per segment is as follows:

In thousands of soles	2022	2023
Engineering and construction	(72,335)	180,660
Energy	184,199	236,332
Infrastructure	262,626	259,235
Real estate	137,671	54,646
Parent company operations	10,550	173,937
Intercompany eliminations	(78,639)	(174,991)
	444,072	729,819

8.	Financial Instruments

A.	Financial instruments by category

Financial assets related to concession agreements are shown in the consolidated statement of financial position as ’short-term trade accounts receivable’ and ‘long-term trade accounts receivable’.

As of December 31, the classification of financial assets and liabilities by category is as follows:

In thousands of soles	2022	2023
Financial assets according to the consolidated statement of financial position
Loans and accounts receivable at amortized cost:
- Cash and cash equivalents	917,554	1,003,888
- Trade accounts receivable and other accounts receivable
(excluding non-financial assets) (i)	1,452,606	1,379,202
- Financial assets related to concession agreements (ii)	861,190	908,371
- Accounts receivable from related parties	570,137	543,728
	3,801,487	3,835,189

In thousands of soles	2022	2023
Financial liabilities according to the consolidated statement of financial position
Other financial liabilities at amortized cost:
- Other financial liabilities	819,973	780,145
- Finance leases	835	-
- Lease liability for right-of-use asset	59,085	42,562
- Bonds	869,913	822,925
- Trade and other accounts payable
(excluding non-financial liabilities) (iii)	1,207,739	1,785,487
- Accounts payable to related parties	80,781	72,936
	3,038,326	3,504,055
Other financial liabilities:
- Other provisions (iv)	541,345	56,443

(i)	The following non-financial assets are excluded: advances to suppliers for S/ 98 million and tax receivable for S/ 104.7 million (S/ 53.7 million and S/ 141.9 million, respectively, as of December 31, 2022).

(ii)	It’s included in the trade accounts receivable item.

(iii)	The following non-financial liabilities are excluded: advances received from customers for S/241.5 million, taxes payable for S/158.1 million, Salaries and other personnel payable for S/92.2 million and others for S/9.1 million (S/365.7 million, S/165.8 million, S/99.2 million and S/6.2 million, respectively, as of December 31, 2022).

(iv)	Includes civil compensation to Peruvian Government S/ 56.4 million (S/ 488.9 million for civil compensation and S/ 52.5 million for INDECOPI, as of December 31, 2022).

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

B.	Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired can be assessed with reference to external risk ratings, if any, or based on historical information on the default rates of their counterparties, see note 4.A(b).

As of December 31, the credit quality of financial assets is shown below:

In thousands of soles	2022	2023
Cash and cash equivalents (*)
Banco de Credito del Peru (A+)	363,283	526,942
Banco Internacional del Peru (A)	231,174	114,878
Banco BBVA Peru (A+)	97,422	118,465
Scotiabank Peru (A+)	79,408	76,429
Citibank del Peru (A+)	60,858	37,027
Banco Santander Chile (AAA)	42,823	23,772
Banco de la Nacion (A)	28,566	24,996
Banco de Bogota (AAA)	3,555	70,513
Banco Santander Peru (A+)	2,563	2,280
Scotiabank Chile (A+)	1,984	1,701
Banco Interamericano de Finanzas (A)	731	215
Other	1,505	2,029
	913,872	999,247

(*)	The difference between the balances shown and the balances of the consolidated statement of financial position correspond to cash and remittances in transit (note 9).

For banks in Peru, these risk ratings are obtained from the risk rating agencies authorized by the SBS. For banks in Chile, ratings are obtained from the risk rating agencies authorized by the Comision para el Mercado Financiero – CMF (Financial Market Commission) of Chile (Fitch Chile Clasificadora de Riesgo Ltda. And ICR International Credit Rating Cia Clasificadora de Riesgo Ltda.). For banks in Colombia, ratings are obtained from the following financial institutions: Fitch Ratings, Value and Risk Rating S.A., BRC Standard and Poor’s Rating, and Technical I of BRC Investor Services S.A. SCV.

The credit quality of customers is assessed in three categories (internal classification):

A:	new customers/related parties (less than six months);

B:	existing customers/related parties (with more than six months of trade relationship) with no previous default history; and

C:	existing customers/related parties (with more than six months of trade relationship) with previous default history.

In thousands of soles	Note	2022	2023
Trade accounts receivable	10
Counterparties with no external risk rating
A		162,555	25,424
B		1,635,926	1,801,336
C		3,970	4,012
		1,802,451	1,830,772
Receivable from related parties and joint operators
B (*)		18,760	16,006
C		8,985	-
		27,745	16,006

(*)	Does not include the balance receivable from GSP (note 11).

The total balance of trade accounts receivable and accounts receivable from related parties is subject to the terms and conditions of the respective contract. They have not been renegotiated.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

9.	Cash and Cash Equivalents

As of December 31, this caption comprises:

In thousands of soles	2022	2023
Cash on hand	727	1,020
Remittances in-transit	2,955	3,621
Current accounts (a)	382,414	263,295
Trust account - specific use founds (b)	416,464	421,149
Time deposits (c)	114,994	314,803
Total Cash and Cash equivalents	917,554	1,003,888

(a)	Current accounts are denominated in local and foreign currency, deposited in local and foreign banks with a high credit rating (note 8.B) and are freely available. These accounts earn interest at market rates.

(b)	The Corporation maintains unrestricted trust accounts in local and foreign banks for the management of funds for specific uses that are classified as:

In thousands of soles	2022	2023
Operational funds	229,165	190,755
Consortium funds	114,050	200,473
Reserve funds (i)	71,966	28,661
Guarantee funds	1,283	1,260
	416,464	421,149

(i)	Reserve and guarantee funds for the payment of bonds issued and other obligations of the Corporation, as follows:

In thousands of soles	2022	2023
Tren Urbano de Lima S.A.	49,397	4,622
Red Vial 5 S.A.	22,569	24,039
	71,966	28,661

(c)	Time deposits have maturities lower than ninety (90) days and may be renewed upon maturity. These deposits bear interest that fluctuates between 4.21% and 7.32%.

	Financial	Interest
In thousands of soles	entities	rate	2022	2023
Viva Negocio Inmobiliario S.A.C.	Banco de Credito del Peru	4.21% al 6.20%	-	99,078
Tren Urbano de Lima S.A.	Banco de Credito del Peru	6.20% al 7.32%	73,200	68,000
Tren Urbano de Lima S.A.	Banco BBVA Peru	7.55%	-	45,000
AENZA S.A.A.	Banco de Credito del Peru	5.08% al 6.3%	-	32,117
Red Vial 5 S.A.	Banco de Credito del Peru	5.05% al 6.45%	-	22,129
Cumbra Peru S.A.	Banco de Credito del Peru	6.20% al 6.80%	-	16,320
Aenza Servicios Corporativos S.A.C.	Banco de Credito del Peru	5.05% al 6.35%	-	14,779
Unna Transporte S.A.C.	Banco de Credito del Peru	6.20 al 6.35%	-	4,773
Unna Energia S.A.	Banco de Credito del Peru	5.12% al 6.5%	4,006	4,605
Carretera Sierra Piura S.A.C.	Banco de Credito del Peru	5.05% al 6.35%	-	4,371
Concesionaria La Chira S.A.	Banco BBVA Peru	5.92% al 7.20%	-	2,149
Carretera Andina del Sur S.A.C.	Banco Internacional del Peru	5.50%	-	1,482
Vial y Vives - DSD S.A.	Banco Santander Chile		22,317	-
Unna Energia S.A.	Banco Internacional del Peru		15,471	-
			114,994	314,803

Cash and cash equivalents do not represent a significant credit or interest rate risk; therefore, their carrying amounts approximate their fair value.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

10.	Trade Accounts Receivable, net

As of December 31, this account comprises:

In thousands of soles	2022	2023
Receivables (a)	357,704	204,167
Unbilled receivables - Subsidiaries (b)	584,217	718,408
Unbilled receivables - Concessions (c)	860,530	908,197
	1,802,451	1,830,772
Current portion	1,078,582	1,061,801
Non-current portion	723,869	768,971
	1,802,451	1,830,772

As of December 31, 2022 and 2023, trade accounts receivable are denominated in local and foreign currency, have current maturities, do not accrue interest and do not have specific guarantees. The fair value of current accounts receivable is similar to carrying amount since its average collection period is less than sixty (60) days.

As of December 31, the balance of accounts receivable corresponds to:

In thousands of soles	2022	2023
Tren Urbano de Lima S.A.	818,354	884,326
Cumbra Peru S.A.	647,113	750,109
Unna Energia S.A.	80,245	119,948
Cumbra Ingenieria S.A.	53,205	33,866
Carretera Andina del Sur S.A.C.	13,035	14,512
Unna Transporte S.A.C.	9,852	11,134
Viva Negocio Inmobiliario S.A.C. (i)	150,285	6,392
Carretera Sierra Piura S.A.C.	3,439	5,459
Concesionaria La Chira S.A.	2,290	2,396
Red Vial 5 S.A.	24,072	1,678
Others	561	952
	1,802,451	1,830,772

The balances of trade accounts receivable described above are mainly related to the economic activity detailed in note 6.

(i)	As of December 31, 2022, invoices receivable correspond mainly to the sale of land to SEDAPAL in Inmobiliaria Almonte 2 S.A.C. for S/ 140 million (located in the district of Lurin, province of Lima, with an area of 209.59 hectares). In August 2023 the collection has been fully completed.

(a)	Invoices receivables are recognized net of impairment for S/ 43.4 million and discounted at current value for S/ 0.5 millions. (S/ 44.7 million for impairment and S/ 0.7 million at current value as of December 31, 2022).

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2022 and 2023 the Management performed the assessment of credit risk exposure on trade receivables.

Maturity as of 31 of December, 2022 and 2023 is detailed below:

In thousands of soles	2022	2023
Current	316,664	153,678
Past due up to 30 days	29,078	29,375
Past due from 31 days up to 90 days	2,049	11,932
Past due from 91 days up to 120 days	1,437	317
Past due from 121 days up to 360 days	4,100	2,192
Past due over 360 days	4,376	6,673
	357,704	204,167

As of December 31, 2023, the amount of due debts over three hundred and sixty (360) days mainly includes invoices receivable from subsidiaries: Unna Transporte S.A.C. for S/ 4.6 million, Cumbra Peru S.A. for S/ 1.2 million and Cumbra Ingenieria S.A. for S/ 0.9 million (Cumbra Peru S.A. for S/ 3.4 million and Cumbra Ingenieria S.A. for S/ 0.9 million as of December 31, 2022).

(b)	Correspond to documents related to the estimates for services provided that were not invoiced, valuations under preparation or approval pending. These rights are recognized discounted at current value for S/ 2.3 million (S/ 2.8 million as of December 31, 2022). The following is a breakdown by subsidiary:

In thousands of soles	2022	2023
Cumbra Peru S.A.	533,389	683,927
Cumbra Ingenieria S.A.	38,922	20,655
Unna Transporte S.A.C.	6,192	6,560
Unna Energia S.A.	5,617	7,183
Others	97	83
	584,217	718,408

Find below the Contract Assets corresponding to subsidiaries grouped by main projects:

In thousands of soles	2022	2023
Infrastructure
Operation and maintenance of roads	5,440	6,324
Others	752	236
	6,192	6,560
Energy	5,617	7,183
Engineering and Construction
Cumbra Peru S.A. and subsidiaries
Cumbra Peru S.A. - Jorge Chavez Airport	167,360	208,633
Cumbra Peru S.A. – Compania Minera Buenaventura Project	1,288	69,869
Cumbra Peru S.A. – EPC Planta Hidrogeno UA – PMRT	45,926	48,453
Cumbra Peru S.A. - Concentrator Plant and tunnel of Quellaveco	54,996	37,607
Cumbra Peru S.A. - EPC Captacion Agua Mar y Afluentes UA - PMRT	28,420	34,321
Cumbra Peru S.A. - EPC Edificios UA - PMRT	3,102	3,016
Cumbra Peru S.A. - Toquepala Concentrator Maintenance Project	11,213	2,405
Cumbra Peru S.A. - Rio Urubamba Consortium	7,417	-
Cumbra Peru S.A. - Quebrada Honda Test Plant Project	5,417	-
Cumbra Peru S.A. - Gasoducto Piura Project	2,320	-
Vial y Vives - DSD S.A. - Quebrada Blanca project	148,354	105,937
Vial y Vives - DSD S.A. - Engineering and Construction Works	3,336	12,141
Morelco S.A.S. - Santa Monica project	1,158	104,043
Morelco S.A.S. – Termosuria project	25,811	31,545
Morelco S.A.S. - Engineering and Construction Works	31,105	28,673

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

In thousands of soles	2022	2023
Cumbra Ingenieria S.A.
Cumbra Ingenieria S.A. - Mina Gold Fields La Cima S.A. Project	22,455	3,763
Others	12,633	14,176
	572,311	704,582
Others	97	83
	584,217	718,408

In the Engineering and Construction segment, as of December 31, 2023, contract assets correspond mainly to the project related to the construction of the Jorge Chavez airport terminal (Intipunku Consortium), and the Santa Monica project of the subsidiary Morelco and the Quebrada Blanca project of the subsidiary Vial y Vives. The Company expects to realize these assets in the normal course of business.

(c)	Correspond to future collections to the Grantor according to the terms of the concession agreement as detailed below:

In thousands of soles	2022	2023
Tren Urbano de Lima S.A. (c.1)	818,354	884,317
Red Vial 5 S.A. (c.2)	24,072	1,637
Carretera Andina del Sur S.A.C.	12,796	14,403
Carretera Sierra Piura S.A.C.	3,018	5,444
Concesionaria La Chira S.A.	2,290	2,396
	860,530	908,197

(c.1)	The contract assets from Tren Urbano de Lima S.A. include: i) the quarterly remuneration to be received by the Concessionaire for the kilometers traveled (PKT) pending settlement by the Grantor; ii) account receivable from the Peruvian State in the long term, plus accrued interest according to the amortized cost method (note 2.E).

The fair value of the financial assets related to concession agreements for disclosure purposes is estimated discounting future contractual cash flows with the long-term sovereign interest risk rate. This measurement is classified under level 2 hierarchy according with prior description:

	Carrying amount		Fair value
In thousands of soles	2022	2023	2022	2023
Tren Urbano de Lima S.A.	818,354	884,326	810,539	844,542

(c.2)	As of December 31, 2023, the variation corresponds to: (a) collection of S/ 15.2 million to the Ministerio de Transporte y Comunicaciones related to the application of clause 9. 9 Tariff Guarantee of the Concession Contract, by which the Grantor is obliged to recognize and pay the Concessionaire the corresponding tariff difference in the event that any public entity does not allow the Concessionaire to collect the tariff as stipulated in the contract; and (b) collection of S/ 9.1 million related to complementary works in the Panamericana Norte Km148, overpass.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(d)	The movement of impairment of trade accounts receivable is as follows:

In thousands of soles	Note	2022	2023
Balance at January, 1		(49,604)	(48,484)
Impairment	25 (iv)	(54,766)	-
Impairment recovery		56	388
Write-off (i)		55,744	1,482
Exchange difference		32	14
Translation adjustments		54	(155)
Balance at December, 31		(48,484)	(46,755)

(i)	Corresponds to the write-off recorded in 2022 in the subsidiary Cumbra Peru S.A. for S/ 55.7 million for the agreement with Tecnicas Reunidas in Talara S.A.

Management, after evaluating the balances receivable at the date of the consolidated financial statements, considers that, except for the accounts receivable provisioned, there are no accounts at risk of uncollectability.

In the opinion of Corporate management, the expected credit loss allowance and allowance for trade receivables adequately cover the risk of uncollectability as of December 31, 2022 and 2023.

11.	Transactions with Related Parties and Joint Operators

A.	Transactions with related parties

The main transactions among Company and its related parties are summarized as follows:

In thousands of soles	2022	2023
Revenue from sales of goods and services:
- Joint operations	48,042	57,148
	48,042	57,148
Purchase of goods and services:
- Associates	1,842	-
	1,842	-

B.	Related parties transactions

Transactions among related parties are made based on current price lists and according to the terms and conditions similar to those agreed with third parties.

As of December 31, the balances were the following:

	2022		2023
In thousands of soles	Receivable	Payable	Receivable	Payable
Current portion:
Joint operations
Consorcio Constructor Chavimochic	-	9,421	-	9,313
Consorcio GyM Conciviles	-	1,426	-	5,709
Consorcio Peruano de Conservacion	752	2,629	799	2,762
Consorcio Vial Quinua	-	1,945	-	1,945
Consorcio Intipunku	4,030	3,104	5,647	114
Consorcio Manperan	603	4,064	451	1,721
Consorcio TNT Vial y Vives – DSD Chile Ltda	8,664	3,153	-	558
Consorcio Rio Urubamba	9,606	-	1,911	-
Consorcio Italo Peruano	1,524	-	1,648	-
Consorcio Ermitano	547	-	526	-
Consorcio Rio Mantaro	-	12,247	-	-

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

	2022		2023
In thousands of soles	Receivable	Payable	Receivable	Payable
Others	2,019	2,145	4,461	523
	27,745	40,134	15,443	22,645
Other related parties
Ferrovias S.A.	-	13,354	-	21,727
	-	13,354	-	21,727
Current portion	27,745	53,488	15,443	44,372
Non-current portion
Gasoducto Sur Peruano S.A. (note 14.a.i)	542,392	-	527,722	-
Ferrovias S.A.	-	15,054	-	15,761
Ferrovias Participaciones S.A.	-	12,239	-	12,803
Others	-	-	563	-
Non-current	542,392	27,293	528,285	28,564

As of December 31, 2022 and 2023, accounts receivable and accounts payable are mainly of current maturity and have no specific guarantees. These balances do not bear interest considering their maturity in the short term.

The corporation carries out its operations with related companies under the same conditions as those carried out with third parties; consequently, there are no differences in pricing policies or in the basis for tax settlement; with respect to payment methods, these do not differ from policies granted to third parties. Transactions with non-controlling interests are disclosed in note 34.

C.	Key Management remuneration

Key Management includes executive and non-executive directors, members of the Executive Committee and Internal Audit Management. In 2023 remuneration paid or payable to key Management amounted to S/36.5 million and only included short-term benefits (in 2022 a balance of S/ 33 million).

12.	Other Accounts Receivable, Net

As of December 31, this caption comprises:

In thousands of soles	2022	2023
Claims and accounts receivable from third parties (a)	251,339	254,750
Guarantee deposits (b)	194,885	163,740
Credits and recoverable taxes (c)	113,923	104,654
Advances to suppliers (d)	53,658	98,021
Restricted fun (e)	52,014	25,419
Accounts receivable from personnel	2,359	1,925
Others	10,747	10,967
	678,925	659,476
Current portion	393,195	348,072
Non-current portion	285,730	311,404
	678,925	659,476

The fair value of the other short-term accounts receivable is similar to their carrying amount due to their short-term maturity. The other non-current accounts receivable correspond mainly to claims to third parties and maturities range from two (2) to five (5) years.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Maximum exposure to credit risk at the reporting date is the carrying amount of every class of other accounts receivable.

(a)	As of December 31, 2022 and 2023, they correspond to the following items:

In thousands of soles	2022	2023
Additional investments for operating contracts (a.1)	105,002	98,047
Account receivable to the Ministerio de Desarrollo Agrario y Riego (a.2)	-	32,062
Real estate project receivable (a.3)	26,084	30,012
Claims to the tax authorities (a.4)	27,968	29,976
Accounts receivable from joint ventures (a.5)	21,100	21,878
Settlement agreement with third parties (a.6)	21,081	21,136
Account receivable from out-of-court settlement with third parties (a.7)	36,266	-
Insurance claims for losses	-	6,778
Others	13,838	14,861
	251,339	254,750

(a.1)	Correspond to additional investments directly related to the modernization, expansion, adaptation to current regulations and other operating or commercial requirements established in the operating contracts signed between Terminales del Peru and Petroleos del Peru Petroperu S.A.

As of December 31, these additional investments recognized by the Company comprise:

In thousands of soles	2022	2023
Credited investments	30,478	49,369
Non-credited investments	74,524	48,678
	105,002	98,047

The additional investments are accredited based on the inspection report of the contracting party, both of the capital invested by the operator and of the compliance with the operational aspects, technical, safety, environmental and social standards and requirements of the project that is the subject of the additional investment. In accordance with the contracts for the operation of the North and Central hydrocarbon supply terminals, these accounts receivable from Petroperu do not accrue interest.

(a.2)	The balance corresponds to the claim to the Ministerio de Desarrollo Agrario y Riego (hereinafter MIDAGRI) made by Concesionaria Chavimochic for US$ 8.9 million equivalent to S/ 32.1 million for the execution of the total amount of the Performance Bond, derived from the arbitration process followed against the Regional Government of La Libertad and MIDAGRI for the early termination procedure of the Concession Contract for breach of contract by the Grantor (note 14.a.ii).

(a.3)	Corresponds to a claim in favor of the Corporation, resulting from the termination of the contract called “Ciudad Alameda de Ancon”, signed by the subsidiary VIVA, the Ministerio de Vivienda, Construccion y Saneamiento and Fondo Mi Vivienda S.A. As of December 31, 2023 the net amount of the claim corresponds to its fair value, which amounts to S/ 30 million (S/ 26 million at December 31, 2022) and results from the discount of the gross amount of the claim, to be collected over 5 years, at a rate of 6.58%. The gross amount of the claim amounting to S/46.7 million includes the full amount of the services rendered by VIVA in the Ancon Project and is part of the amount of the claim filed by VIVA against the Ministerio de Vivienda, Construccion y Saneamiento , Construction and Sanitation for the amount of S/ 116.3 million, which also includes an indemnity for damages (consequential damages and loss of profits). According to Management and legal advisors, it is expected that the amount of the claim will be collected within a maximum period of 11 years.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(a.4)	Corresponds to the claim of the company before the Specialized Court in Administrative Litigation of the Court of Justice of Lima against the Tax Administration for deductions of loss on investments. The balance as of December 31, 2023 is S/ 29.9 million (S/ 27.9 million as of December 31, 2022). In the opinion of Management and its legal advisors, this account will be recovered over a period of five years, which is the estimated date for the end of the judicial process.

(a.5)	As of December 31, 2023, the balance corresponds to the attributions of the results mainly to Cotinavec Montaje Peru S.A.C. for S/ 14.9 million, the balance is in arbitration process whose maturity date is June 2025 and other minor for S/ 7 million (S/ 13 million and S/ 7.9 million, as of December 31, 2022).

(a.6)	Corresponds to the settlement agreement of Consorcio Panorama signed by VIVA Negocio Inmobiliario S.A.C. and Inversiones Maje S.A.C. on December 14, 2018. Said balance comprises the refund for contributions and profit earned totaling US$ 6.8 million (equivalent to S/ 26 million), based on future sales of the properties held in the project, which has an estimated collection date of August 2025. As of December 31, 2023 the net balance of the discount value and amortization amounts to US$ 5.7 million equivalent to S/ 21.1 million (US$ 5.5 million equivalent to S/ 21.1 million in 2022).

(a.7)	Until the end of 2022, Cumbra Peru S.A. had a lawsuit pending against Tecnicas Reunidas de Talara S.A.C. (TRT) for approximately US$ 78 million as compensation for damages suffered as a result of various contractual breaches. In turn, TRT filed a counterclaim for approximately US$ 81 million alleging that Cumbra Peru S.A. had breached the subcontract entered into between the two companies. On the other hand, on December 28, 2020, TRT executed two letters of guarantee issued by Banco Santander, the first for US$ 16 million for Fidelity Performance and the second letter of guarantee for US$ 7.7 million for advance payment of work, despite the fact that the obligations guaranteed by the letter of guarantee were being litigated in the process described in this paragraph.

In December 2022, the Company reached an agreement with TRT in order to put an end to the claims of both parties. As a result of this agreement, the Company impaired collection rights for US$ 29.6 million equivalent to S/ 113 million (note 12.f). Also, the Company would receive payments for outstanding invoices in the amount of US$ 10.3 million (equivalent to S/ 36.3 million). On January 31, 2023, the Company received payment in full of the outstanding invoices.

(b)	Corresponds to funds retained by customers for work contracts mainly of the subsidiary Cumbra Peru S.A. These deposits are retained by customers in order to guarantee that the subsidiary performs its obligations under the contracts. The amounts withheld will be recovered upon completion of the work.

In thousands of soles	2022	2023
Withholding funds on projects and Consortiums	113,473	124,699
Withholding on V&V guarantees - DSD	54,236	4,490
Quellaveco Project	11,436	9,704
Gasoducto Piura	7,187	4,286
Obras Electromecanicas Toquepala	5,817	5,799
Withholding guarantees on Morelco	2,403	12,652
Others	333	2,110
	194,885	163,740
Current portion	110,507	77,903
Non-current portion	84,378	85,837
	194,885	163,740

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(c)	As of December 31, 2022 and 2023, corresponds to:

In thousands of soles	2022	2023
VAT credit (c.1)	50,172	39,706
Income tax on-account payments (c.2)	48,729	45,263
ITAN and other recoverable taxes	15,022	19,685
	113,923	104,654

(c.1)	As of December 31, 2022 and 2023, corresponds to the VAT credit related to the following subsidiaries:

In thousands of soles	2022	2023
Cumbra Peru S.A.	14,492	14,336
Tren Urbano de Lima S.A.	8,501	4,724
Viva Negocio Inmobiliario S.A.C.	8,077	9,138
Unna Transporte S.A.C.	5,033	3,640
Carretera Andina del Sur S.A.C.	4,313	2,308
Unna Energia S.A.	3,511	1,701
Cumbra Ingenieria S.A.	2,023	212
AENZA S.A.A.	879	116
Others	3,343	3,531
	50,172	39,706

(c.2)	As of December 31, 2022 and 2023, corresponds to the income tax credit related to advance payments to the following subsidiaries:

In thousands of soles	2022	2023
Cumbra Peru S.A.	23,079	38,885
Unna Energia S.A.	15,739	2,292
Unna Transporte S.A.C.	5,119	416
Cumbra Ingenieria S.A.	2,754	2,332
AENZA S.A.A.	1,055	644
Carretera Andina del Sur S.A.C.	482	515
AENZA Servicios Corporativos S.A.C.	156	-
Others	345	179
	48,729	45,263

(d)	As of December 31, 2022 and 2023, corresponds to advance payments to suppliers related to:

In thousands of soles	2022	2023
Cumbra Peru S.A. - Aeropuerto Jorge Chavez	18,353	44,778
Cumbra Peru S.A. - Projects and Consortiums	15,220	41,767
Tren Urbano de Lima S.A. - Alstom Transporte	3,691	97
Others	16,394	11,379
	53,658	98,021

(e)	As of December 31, 2023, the restricted funds correspond to bank guarantee certificates composed of Cumbra Ingenieria S.A for S/ 18.1 million and a restricted fund of Concesionaria La Chira S.A. for S/ 7.3 million. (As of December 31, 2022, Cumbra Peru S.A. for S/ 29.9 million EPC Talara, Cumbra Ingenieria S.A for S/ 14.7 million and Concesionaria La Chira S.A. for S/ 7.3 million, other S/ 1.7 million).

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(f)	The movement in impairment of other accounts receivables in 2022 and 2023 was as follows:

In thousands of soles	Tax credit	Claims to third parties	Total
At January 1, 2022	(6,222)	(123,347)	(129,569)
Recovery	-	(127,348)	(127,348)
Write-off	-	113,037	113,037
Exchange difference	-	2,646	2,646
Translations adjustments	-	603	603
At December 31, 2022	(6,222)	(134,409)	(140,631)
At January 1, 2023	(6,222)	(134,409)	(140,631)
Write-off	-	5,631	5,631
Exchange difference	-	745	745
Translations adjustments	-	576	576
At December 31, 2023	(6,222)	(127,457)	(133,679)

As of December 31, 2022, the additions correspond to: a) Cumbra Peru S.A. for S/ 115.6 million (Tecnicas Reunidas Talara S.A. S/ 113 million, Consorcio Chavimochic for S/ 1.9 million and Morelco S.A.S. for S/ 0.7 million); b) AENZA S.A.A. for S/ 3.1 million from Mota Engil; and c) Cumbra Ingenieria S.A. for S/ 0.6 million from Consorcio Supervisor Red Vial 4 (note 25.iv); and d) additions in the subsidiary Viva Negocio Inmobiliario S.A.C. recorded in other expenses for S/ 8.1 million mainly explained from Ancon Project (note 27.c).

13.	Inventories, Net

As of December 31, this caption comprises:

In thousands of soles	2022	2023
Land (a)	118,603	117,791
Work in progress - Real estate (b)	126,598	127,008
Finished properties (c)	47,643	38,970
Construction materials (d)	42,475	52,479
Merchandise and supplies (e)	83,512	100,103
	418,831	436,351
Allowance for inventory write-downs (f)	(6,495)	(5,572)
	412,336	430,779
Current	346,783	360,497
Non-current	65,553	70,282
	412,336	430,779

As of December 31, 2023, the non-current portion of inventories includes S/ 70.3 million corresponding to land for real estate projects to be executed in the long term (S/ 56.6 million located in the district of San Isidro in Lima and S/ 13.6 million located in the district of Barranco).

As of December 31, 2022, the non-current portion of inventories includes S/ 65.6 million corresponding to land for real estate projects to be executed in the long term (S/ 52 million located in the district of San Isidro in Lima and S/ 13.5 million located in the district of Barranco in Lima).

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(a)	Land includes properties for the development of the following projects of the subsidiary Viva Negocio Inmobiliario S.A.C.:

In thousands of soles	2022	2023
Lurin (a.1)	47,365	46,361
San Isidro (a.2)	56,499	56,634
Barranco (a.3)	14,739	14,796
	118,603	117,791

As of December 31, 2023, the provision for land impairment was S/ 1.1 million (as of December 31, 2022 S/ 1.2 million).

(a.1)	Land located in the district of Lurin, province of Lima, destined for industrial development. With an area of 71.4 hectares, which corresponds to the subsidiary Inmobiliaria Almonte S.A.C.

(a.2)	Land located at Calle David Samanez Ocampo N° 140 in the district of San Isidro, for the development of a real estate housing project; with an area of 0.125 hectares, which corresponds to the subsidiary Inmobiliaria Pezet 417 S.A.C.

(a.3)	Land located at Calle Paul Harris N° 332 and N° 336 in the district of Barranco, for the development of a housing real estate project; with an area of 0.062 hectares, which corresponds to the Paul Harris project.

(b)	As of December 31, the real estate construction in progress item includes the following projects:

In thousands of soles	2022	2023
Los Parques de Comas	82,518	79,433
Los Parques del Mar	20,295	20,524
Los Parques del Callao	16,040	18,901
Los Parques de Piura	5,515	5,818
Others	2,230	2,332
	126,598	127,008

During 2023, the Corporation has capitalized in the following projects (note 2.Q), borrowing costs of S/ 1.2 million at interest rates between 7.94% and 12.5% (S/ 0.5 million in 2022 at interest rates between 7% and 7.9%).

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(c)	As of December 31, the finished property line item includes the following real estate projects:

In thousands of soles	2022	2023
Los Parques de Comas	18,737	20,431
Los Parques de Carabayllo III	7,857	5,843
Strip Callao	6,285	6,285
Los Parques del Mar	4,542	1,373
Huancayo	4,580	3,384
Los Parques de Callao	3,793	498
Los Parques de Piura	19	19
Others	1,830	1,137
	47,643	38,970

During 2023, 1,096 apartments were delivered in Comas and 16 apartments in Callao (in 2022, 1,015 were delivered in Comas and 135 in Callao).

As of December 31, 2023, the balance is presented net of the impairment provision of S/ 0.8 million (S/ 3.2 million as of December 31, 2022).

(d)	As of December 31, 2023, construction materials correspond mainly to the different projects of the subsidiary Cumbra Peru S.A. for S/ 49.5 million (Cumbra Peru S.A. for S/ 39.9 million as of December 31, 2022).

(e)	As of December 31, 2022 and 2023, corresponds mainly to batteries, coils, aluminum sheets, labels and covers used for the operation, maintenance and repair of the subsidiary of Tren Urbano de Lima S.A.

(f)	The changes in this estimate as of December 31, are shown below:

In thousands of soles	2022	2023
Balance at January, 1	8,641	6,495
Write-off	(1,671)	(671)
Others	(475)	(252)
Balance at December, 31	6,495	5,572

14.	Investments in Associates and Joint Ventures

As of December 31, this caption comprises:

In thousands of soles	2022	2023
Associates (a)	2,753	2,103
Joint ventures (b)	12,163	10,644
	14,916	12,747

The amounts recognized in the statement of profit or loss as value of equity interest are as follows:

In thousands of soles	2022	2023
Associates	(1,144)	73
Joint ventures	3,051	2,938
	1,907	3,011

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(a)	The following table lists the Corporation’s associates as of December 31, 2022 and 2023. The associates shown below have common stock capital that is held directly by the Corporation. None of the associates are publicly traded; therefore, there is no quoted market price available for their shares.

	Class of	Interest in capital		Carrying amount
In thousands of soles	share	2022	2023	2022	2023
		%	%
Entity
Inversiones Maje S.A.C.	Common	9.59	9.59	2,103	2,103
Obratres S.A.C.	Common	37.50	37.50	649	-
Gasoducto Sur Peruano S.A. (i)	Common	20.00	21.49	-	-
Concesionaria Chavimochic S.A.C. (ii)	Common	26.50	26.50	-	-
Others	Common			1	-
				2,753	2,103

The movement of investments in associates is as follows:

In thousands of soles	2022	2023
Balance at January, 1	22,047	2,753
Impairment of investment (ii)	(14,804)	-
Decrease in capital	(2,937)	-
Equity interest in results	(1,144)	73
Dividends received	(380)	(723)
Conversion adjustment	(29)	-
Balance at December, 31	2,753	2,103

The most significant associates are described as follows:

i.	Gasoducto Sur Peruano S.A.

In November 2015, the Corporation acquired a 20% interest in Gasoducto Sur Peruano S.A. and obtained a 29% interest in Consorcio Constructor Ductos del Sur (hereinafter “CCDS”) through its subsidiary Cumbra Peru S.A.

On July 22, 2014, GSP signed a concession agreement with the Peruvian Government to build, operate, and maintain a pipeline transportation system of natural gas to meet the demand of cities in the south of Peru (hereinafter the “Concession Agreement”). Additionally, GSP signed an engineering, procurement and construction agreement with CCDS.

The Corporation made an investment of US$ 242.5 million (equivalent to S/ 811 million) and had to assume 21.49% of the performance bond established in the concession agreement for US$ 262.5 million and 21.49% of the guarantee for a bridge loan of US$ 600 million.

Early termination of the Concession Agreement

On January 24, 2017 the Peruvian Ministerio de Energia y Minas del Peru (hereinafter “MEM”) notified the early termination of the Concession Agreement under Clause 6.7 for the failure of the concessionaire to accredit the financial closure within the contractual term, proceeding with the immediate execution of the entirety of the faithful performance guarantee.

The situation described in the previous paragraph caused Management to recognize the impairment of its total investment equivalent to 21.49% of its participation (US$ 242.5 million) between 2016 and 2019, and required the register of the account receivable resulting from the execution of the counter-guarantees granted by AENZA S.A.A. in favor of the issuer of the guarantee of performance of the concession contract and in favor of the syndicate of banks that granted the bridge loan to GSP for US$ 52.5 million and US$ 129 million, respectively. According to the Concession Agreement, the guarantees were paid on behalf of GSP, therefore, AENZA S.A.A. recognized the right to collect from GSP for US$ 181.5 million, which were recorded in 2016 as accounts receivable from related parties. Likewise, Cumbra Peru recognized the value of accounts receivable from CCDS for US$ 73.5 million and lost profits for US$ 10 million, which correspond to receivables from GSP.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

On October 11, 2017, the agreement deed for the delivery of the assets of the south Peruvian gas pipeline concession between GSP and MEM was signed. The assets include the works, equipment, facilities and engineering studies provided for the execution of the project.

Upon termination of the Concession Agreement, and in accordance with the provisions of clause 20 thereof, the Peruvian Government had the obligation to hire an internationally recognized auditing firm to calculate the Net Book Value (hereinafter “NBV”) of the concession assets, and to call up to three auctions on GSP’s assets. However, to date, the Peruvian State continues to fail to comply with these contractual obligations. The amount of the NBV was calculated at US$ 2,602 million by an independent auditing firm hired by GSP as of December 31, 2016, this figure was subsequently adjusted to US$ 2,110 million as a result of variations in the balances related to the works carried out by the consortium, which in turn is reported in its audited financial statements as of December 31, 2017.

Collection Actions of AENZA S.A.A.

On December 21, 2018, the Company asked the Peruvian Government for direct treatment and requested the payment of NBV in favor of GSP. On October 18, 2019, the Company filed with CIADI an arbitration request. On December 27, 2019 the Company withdrew the arbitration in compliance with a preliminary plea agreement signed with the Attorney General´s Office and Ad-hoc Peruvian Public Prosecutor’s Office on the same date (note 1). Withdrawing the arbitration before CIADI does not involve the loss of collection rights of the Company against GSP and does not restrict, limit, or impede GSP from asserting its rights against the Peruvian Government.

The Company and its internal and external legal advisors consider that the payment owed by the Government to GSP for the NBV are not within the withholding scope under Law 30737 that ensures the immediate payment of civil compensation in favor of the Peruvian Government in cases of corruption and related crimes, since this payment does not include any profit margin and/or not correspond to the sale of assets related to the project, but to a reimbursement for the investment made by the Concessionaire.

Bankruptcy of GSP

On December 4, 2017, GSP started a bankruptcy proceeding before the INDECOPI. The Company maintains receivable recognized by INDECOPI of US$ 0.4 million and US$ 169.3 million, the latter held under trust in favor of the creditors of the Company. In addition, it has indirectly recognized claims of US$ 11.8 million. On the other hand, the debt of Cumbra Peru S.A. derived from its participation in CCDS is directly recognized in INDECOPI in the GSP Competition for US$ 88.7 million. As of the date of this report, GSP is under liquidation and AENZA S.A.A. chairs the Board of Creditors.

On April 11, 2023, the Liquidation Agreement was approved, which defines the framework for the liquidator’s actions. The Liquidation Agreement includes the granting of powers to the liquidator with respect to representation, administrative, contractual and other relevant powers that allow him to comply with the obligations for which he was appointed, as well as the actions he is allowed to take in order to recover GSP’s assets and in accordance with the mechanisms set forth in the General Law of the Insolvency System.

On April 13, 2023, and under the powers granted to him by the Liquidation Agreement, the Liquidator requested the MEM to initiate the Direct Treatment procedure stipulated in the Concession Agreement.

On September 12, 2023, INDECOPI notified GSP of Resolution No. 4069-2023/CCO-INDECOPI which resolved to declare null and void the Board’s resolution approving the Liquidation Agreement because the Agreement does not foresee the modality and conditions of realization of the GSP assets other than the NBV (direct sale, auction, dation, etc.).

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

On November 21, 2023, the Meeting of Creditors was held with the purpose of correcting the defect declared in the aforementioned resolution, through the approval of a new Liquidation Agreement. However, this proposal only reached 59% of favorable votes, not reaching the qualified majority (66.67%) required by law. Likewise, on the same day, the Presidency of the Board, as well as other creditors requested INDECOPI to declare the liquidation of GSP.

In view of the above, on December 28, 2023, INDECOPI ordered the ex officio liquidation of GSP and that its Technical Secretariat of the Commission, dated on January 12, 2024, convene a Single Meeting of Creditors for January 29, 2024, in order to appoint a Liquidator for the process and approve a new Liquidation Agreement. The Meeting is formed with the Creditors in attendance and approve the corresponding proposals by simple majority. Therefore, on the referred day, with 59% of the votes in attendance, the appointment of Alva Legal Asesoria Empresarial S.A.C. as GSP’s liquidator and the proposed Liquidation Agreement were approved. The liquidation process of GSP continues its course, as well as the necessary actions for the recovery of NBV.

Amounts recognized in the consolidated financial statements (note 11).

As of December 31, 2023, the net value of the account receivable from GSP is approximately US$ 142.4 million, equivalent to S/ 527.7 million (US$ 142.4 million equivalent to S/ 542.4 million at December 31, 2022), which comprises the recognition in the following entities of the Corporation: i) AENZA S.A.A. holds US$ 63.9 million (equivalent to S/ 236.6 million) discounted to present value net of impairment and the effect of the exchange difference (US$ 63.9 million equivalent to S/ 243.2 million at December 31, 2022) and; ii) Cumbra Peru S.A. holds US$ 78.5 million (equivalent to S/ 291.1 million) discounted to present value, net of the effect of the exchange difference (US$ 78.5 million equivalent to S/ 299.2 million at December 31, 2022).

The Company’s management maintains the recovery estimate in 8 years, applying a discount rate of 5.86% as of December 31, 2022 and 2023. These estimates generated during 2022 a present value effect of approximately S/ 72.2 million, which has been recognized in the consolidated statement of profit or loss under the caption “Interest for present value of financial asset or liabilities” (note 26.B).

Based on management’s assessment and in conjunction with the opinion of the internal legal department and external legal counsel, the estimate of recoverability, impairment allowances and the net recognized value of the account receivable from GSP as of December 31, 2022 and 2023 is reasonable and sufficient as of the reporting date of the Corporation’s consolidated financial statements, see also notes 5.A.v and 11.

ii.	Concesionaria Chavimochic S.A.C.

In May 2014, Concesionaria Chavimochic S.A.C. (hereinafter the “Concessionaire”), in which AENZA has 26.5% of interest, signed an agreement with the Peruvian Government (hereinafter the “Concession Agreement”) for the design, construction, operation, and maintenance of major hydraulic works of Chavimochic Project (hereinafter the “Project”). The construction of the work started in 2015 with a concession term of twenty-five (25) years and a total investment of about US$ 647 million.

According to the Concession Agreement, the works of the third stage of the Project were structured in two phases. To date, the works of the first phase (Palo Redondo Dam) are 70% in progress. However, at the beginning of 2017, the procedure for early termination of the Concession Agreement was initiated due to the breach of contract by the Grantor, and all activities were suspended in December 2017. Due to the fact that no agreement was made, the Concessionaire initiated an arbitration process before the Comision de las Naciones Unidas para el Derecho Mercantil Internacional (CNUDMI).

On October 4, 2022, the Arbitration Court notified the parties with the award, which provided for the early termination of the Concession Agreement and ordered, among other things, that the Grantor pay the Concessionaire the amount of US$ 25.3 million as a consequence of its failure to provide the Project Control Delivery, and the execution of 70% of the Performance Bond or the payment of US$ 25 million for the Concessionaire’s failure to obtain evidence of financial closing.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Despite the requests for exclusion and integration of the award filed by the Concessionaire, the Court did not issue a decision within the deadline, and the award was consented to. As of December 31, 2022, an impairment of its total investment amounting to S/ 14.5 million was recorded.

In February 2023, the Grantor partially executed the Concessionaire’s performance bond, where AENZA S.A.A. was required to assume a total of US$ 7.5 million. Likewise, in May 2023 the Grantor requested the execution of the balance of the Concessionaire’s performance bond, where AENZA S.A.A. is responsible for US$ 1.4 million. The Concessionaire is currently coordinating the necessary legal actions for the full execution of the award so that the Grantor complies with the obligations arising therefrom. Likewise, the Concessionaire will initiate legal actions against the Grantor for what it considers an arbitrary execution of the balance of the performance bond without the arbitration court having granted the possibility of executing the bond for a higher amount and without a breach of contract having been attributed to the Concessionaire that would justify such performance (note 12.a.2).

(b)	The Corporation’s joint ventures as of December 31 are as follows:

				Carrying amount
	Class of	Interest in capital		As of December 31
In thousands of soles	share	2022	2023	2022	2023
Entity
Logistica Quimicos del Sur S.A.C.	Common	50.00%	50.00%	12,049	10,536
Others				114	108
				12,163	10,644

The movements in joint ventures are as follows:

In thousands of soles	2022	2023
Balance at January, 1	9,126	12,163
Equity interest in results	3,051	2,938
Dividends received	-	(4,453)
Conversion adjustment	(14)	(4)
Balance at December, 31	12,163	10,644

In 2023, the Corporation received dividends from Logistica Quimicos del Sur S.A. for S/ 4.5 million (In 2022 the Corporation did not receive no dividends).

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

15.	Investment Property, Property, Plant and Equipment, and Right-of-Use Assets

A.	Investment property, net

(i)	The movement of investment properties and their related accumulated depreciation for the years ended December 31, 2022 and 2023 are as follows:

In thousands of soles	Land	Buildings	Work in progress	Total
Cost
Balance at January 1, 2022	13,188	74,013	21	87,222
Additions	-	53	-	53
Disposals	-	(1,409)	-	(1,409)
Reclassifications	-	13,691	-	13,691
At December 31, 2022	13,188	86,348	21	99,557
Balance at January 1, 2023	13,188	86,348	21	99,557
Additions	-	193	-	193
Reclassifications	-	5,711	(21)	5,690
At December 31, 2023	13,188	92,252	-	105,440

Accumulated depreciation
Balance at January 1, 2022	-	(24,211)	-	(24,211)
Depreciation charge	-	(3,971)	-	(3,971)
Disposals	-	4,240	-	4,240
Reclassifications	-	(13,691)	-	(13,691)
At December 31, 2022	-	(37,633)	-	(37,633)
Balance at January 1, 2023	-	(37,633)	-	(37,633)
Depreciation charge (note 25.iii)	-	(3,857)	-	(3,857)
Reclassifications	-	(5,690)	-	(5,690)
At December 31, 2023	-	(47,180)	-	(47,180)
Carrying amounts
At January 1, 2022	13,188	49,802	21	63,011
At December 31, 2022	13,188	48,715	21	61,924
At December 31, 2023	13,188	45,072	-	58,260

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(ii)	Depreciation of investment properties is distributed in the consolidated statement profit or loss as follows:

In thousands of soles	Note	2022	2023
Cost of services and goods	25(iii)	2,007	1,893
Administrative expenses	25(iii)	1,964	1,964
		3,971	3,857

(iii)	Investment properties are stated at cost, net of accumulated depreciation and have the following composition:

			Year of
			Acquisition		Methodology of
			or	Level of	Valuation
In thousands of soles	2022	2023	construction	Hierarchy	2022/2023
Investment properties built
Shopping Center “Agustino Plaza” (iii.a)	19,823	18,203	2011	Level 3	Appraisal
Lease office - Surquillo (iii.b)	40,594	38,630	2009	Level 3	Appraisal
Others	1,507	1,427
	61,924	58,260

(iii.a)	The subsidiary Viva Negocio Inmobiliario S.A.C. is owner of “Agustino Plaza” Shopping Center located in the District of El Agustino. The fair value was calculated by an independent appraiser amounted to S/ 62.6 million equivalent to US$ 16.7 million as of December 31, 2023 (S/ 70.8 million equivalent to US$ 18.4 million as of December 31, 2022). This investment property has been leased under an operating lease with third parties. The net carrying amount amounts to S/18.2 million (S/ 19.8 million at December 31, 2022).

As of December 31, 2022 and 2023 there are liens on the Banco Interamericano de Desarrollo and Banco de Credito del Peru, respectively.

(iii.b)	The Company is owner of the property located at Av. Paseo de la Republica 4675, Surquillo, the fair value was calculated by an independent appraiser and amounted to S/ 77.2 million, equivalent to US$ 20.1 million (S/ 73.7 million, equivalent to US$ 19 million in 2022). As of December 31, 2023, the net book balance amounts to S/ 38.6 million (S/ 40.6 as of December 31, 2022).

As of December 31, 2022 and 2023 the assets present liens related to the trust with the syndicated line.

(iv)	Below are the minimum ranges, maximum ranges and the average of the price per square meter:

	Minimum	Maximum
	range	range	Average
	US$ per M2	US$ per M2	US$ per M2
“Agustino Plaza” Shopping Center	1,000	1,400	1,133
Lease office - Surquillo	2,231	5,000	3,060

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(v)	The following is a sensitivity analysis of the evaluation of the investment property in relation to changes in the following factors considered relevant to management:

In thousands of soles	2022	2023
3%	130	164
(3%)	(130)	(164)

(vi)	The nominal amounts of future fixed minimum rental income are as follows (operating leases) of the Corporation’s investment properties:

In thousands of soles	2022	2023
Within 1 year	3,728	2,446
After 1 year but no more than 5 years	28,241	23,420
More than 5 years	33,438	32,075

The fair value of the assets is determined based on the value assigned by an external appraiser.

The external appraiser uses the comparable market method, according to which the fair value of a property is estimated on the basis of comparable transactions. The unit of comparison applied by the Corporation is the price per square meter.

(vii)	The net gain from investment properties as of December 31, 2022 and 2023 consists of the following:

In thousands of soles	2022	2023
Lease income from investment properties	6,537	14,058

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

B.	Property, plant, and equipment, net

The movement of property, plant, and equipment and related accumulated depreciation for the years ended December 31, 2022 and 2023 are as follows:

In thousands of soles	Land	Buildings	Machinery	Vehicles	Furniture and Fixtures	Other equipment	Replacement and in-transit units	Work in progress	Total
Cost
Balance at January 1, 2022	9,718	72,566	855,049	219,122	33,581	57,707	11,850	1,505	1,261,098
Additions (i)	-	2,442	29,465	370	783	6,933	-	23,162	63,155
Sale of assets (ii)	-	(75)	(32,314)	(7,179)	(513)	(1,249)	(474)	-	(41,804)
Disposals	-	(5,055)	(12,358)	(3,299)	(289)	(2,084)	-	-	(23,085)
Reclassifications	-	-	(845)	-	-	-	-	-	(845)
Transfers	-	(2,875)	(25)	1,147	3,253	(1,188)	-	(84)	228
Translations adjustments	(641)	(8,288)	(9,770)	(2,989)	(2,473)	(782)	404	-	(24,539)
At December 31, 2022	9,077	58,715	829,202	207,172	34,342	59,337	11,780	24,583	1,234,208
Balance at January 1, 2023	9,077	58,715	829,202	207,172	34,342	59,337	11,780	24,583	1,234,208
Additions (i)	-	2,045	25,994	56	637	3,630	23,850	26,022	82,234
Sale of assets (ii)	-	(66)	(26,848)	(6,227)	(2,931)	(3,231)	-	-	(39,303)
Disposals	-	(1,206)	(23,266)	(398)	(562)	(5,909)	(3)	(48)	(31,392)
Reclassifications	-	1,125	(2,696)	414	(3,046)	5,115	(3,518)	(637)	(3,243)
Transfers	-	-	-	-	-	-	-	(143)	(143)
Translations adjustments	33	1,090	(952)	1,310	3	177	17	-	1,678
At December 31, 2023	9,110	61,703	801,434	202,327	28,443	59,119	32,126	49,777	1,244,039

In thousands of soles	Land	Buildings	Machinery	Vehicles	Furniture and Fixtures	Other equipment	Replacement and in-transit units	Work in progress	Total
Accumulated depreciation and impairment
Balance at January 1, 2022	-	(38,393)	(634,299)	(207,304)	(26,730)	(51,192)	(10)	-	(957,928)
Depreciation charge	-	(4,294)	(39,837)	(2,417)	(1,067)	(4,693)	-	-	(52,308)
Sale of assets (ii)	-	75	26,241	6,013	484	1,222	384	-	34,419
Disposals	-	2,756	12,219	3,268	276	1,780	89	-	20,388
Reclassifications	-	(438)	845	-	217	221	-	-	845

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands of soles	Land	Buildings	Machinery	Vehicles	Furniture and Fixtures	Other equipment	Replacement and in-transit units	Work in progress	Total
Transfers	-	(691)	(1,103)	(36)	(1,255)	633	-	-	(2,452)
Impairment loss (iii)	-	(6,515)	(1,916)	-	(2,357)	-	(69)	-	(10,857)
Translations adjustments	-	6,922	6,521	1,977	2,465	669	(404)	-	18,150
At December 31, 2022	-	(40,578)	(631,329)	(198,499)	(27,967)	(51,360)	(10)	-	(949,743)
Balance at January 1, 2023	-	(40,578)	(631,329)	(198,499)	(27,967)	(51,360)	(10)	-	(949,743)
Depreciation charge	-	(3,375)	(44,095)	(1,968)	(986)	(3,911)	-	-	(54,335)
Sale of assets (ii)	-	66	23,418	4,982	2,925	3,207	-	-	34,598
Disposals	-	1,104	22,862	353	461	4,786	-	-	29,566
Reclassifications	-	471	955	1,456	2,415	(2,064)	10	-	3,243
Translations adjustments	-	(31)	1,058	(985)	2	(179)	(68)	-	(203)
At December 31, 2023	-	(42,343)	(627,131)	(194,661)	(23,150)	(49,521)	(68)	-	(936,874)

Carrying amounts
At January 1, 2022	9,718	34,173	220,750	11,818	6,851	6,515	11,840	1,505	303,170
At December 31, 2022	9,077	18,137	197,873	8,673	6,375	7,977	11,770	24,583	284,465
At December 31, 2023	9,110	19,360	174,303	7,666	5,293	9,598	32,058	49,777	307,165

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

(i)	As of December 31, 2023, additions to property, plant and equipment correspond mainly to the energy segment, for machinery, replacement units, works in progress, other equipment, and furniture and fixtures for a total of S/ 66 million. Likewise, additions in the engineering and construction segment, for other equipment, machinery, furniture and fixtures, vehicles and buildings for S/ 14.5 million; and additions in the infrastructure and real estate segment for S/ 1.8 million (As of December 31, 2022, additions to property, plant, and equipment correspond mainly to additions to equipment and work in progress related to well operations for S/ 49.9 million, in the Energy sector; additions to various machinery and equipment for S/ 8 million, in the Engineer and Construction sector; and additions to various equipment and machinery for S/ 3.4 million, in the real estate segment).

(ii)	During 2023, asset sales were recorded, with disposal costs mainly in machinery and vehicles for S/ 4.7 million in the Engineering and Construction segment (in 2022, S/ 6.6 million, in the Engineering and Construction segment and sales in machinery and vehicles for S/ 0.6 million, in the Infrastructure segment).

(iii)	In 2022, it corresponds mainly to assets of projects belonging to the Engineering and Construction segment, which came to an end and were recognized as impairment; these comprise improvements and installations for S/ 6.5 million, furniture and fixtures for S/ 2.4 million and machinery for S/ 1.9 million. This was recorded in the consolidated statement of income under “Other income and expenses” and “Cost of Sales and Services”.

(iv)	Depreciation of fixed assets is distributed in the consolidated statement of profit or loss as follows:

In thousands of soles	Note	2022	2023
Cost of sales and services	25(iii)	47,195	51,964
Administrative expenses	25(iii)	5,113	2,371
		52,308	54,335

(v)	The net carrying amount of machinery and equipment, vehicles, and furniture and fixtures acquired under finance lease agreements is broken down as follows:

In thousands of soles	2022	2023
Cost of acquisition	64,710	64,710
Accumulated depreciation	(54,097)	(64,710)
Net carrying amount	10,613	-

In 2023 payments for amortization and interest on finance lease amounting to S/ 0.8 million were made (S/ 9.1 million in 2022).

(vi)	The Corporation maintains insurance in force on its major assets in accordance with policies established by the Corporation’s management. In the opinion of Corporate Management, the Corporation’s insurance policies are consistent with industry practice.

(vii)	As of December 31, 2023, the Corporation’s management evaluated its long-lived assets for impairment and found no material impairment. In 2022 the impairment effect amounted S/ 10.8 million (see (iii)).

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

C.	Right-of-use assets, net

(i)	As of December 31, 2022 and 2023, the Corporation recognized right-of-use assets and liabilities as shown in the following table:

In thousands of soles	Buildings	Machinery and equipment	Vehicles	Total
Cost
Balance at January 1, 2022	61,596	19,671	17,124	98,391
Additions	6,295	6,344	8,928	21,567
Reclassifications	(188)	443	(478)	(223)
Translations adjustments	(240)	-	-	(240)
At December 31, 2022	67,463	26,458	25,574	119,495
Balance at January 1, 2023	67,463	26,458	25,574	119,495
Additions	910	2,839	43	3,792
Reclassifications	(1,511)	(1,183)	(197)	(2,891)
Translations adjustments	130	50	-	180
At December 31, 2023	66,992	28,164	25,420	120,576
Accumulated depreciation
Balance at January 1, 2022	(21,824)	(16,613)	(12,237)	(50,674)
Depreciation charge	(9,672)	(4,169)	(4,868)	(18,709)
Reclassifications	(68)	(59)	94	(33)
Translations adjustments	128	-	-	128
At December 31, 2022	(31,436)	(20,841)	(17,011)	(69,288)
Balance at January 1, 2023	(31,436)	(20,841)	(17,011)	(69,288)
Depreciation charge	(8,841)	(4,914)	(4,079)	(17,834)
Reclassifications	1,291	1,404	185	2,880
Translations adjustments	(37)	(2)	-	(39)
At December 31, 2023	(39,023)	(24,353)	(20,905)	(84,281)
Carrying amounts
At January 1, 2022	39,772	3,058	4,887	47,717
At December 31, 2022	36,027	5,617	8,563	50,207
At December 31, 2023	27,969	3,811	4,515	36,295

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

(ii)	Depreciation expenses for right-of-use assets have been distributed in the following items of the consolidated statement of profit or loss:

In thousands of soles	Note	2022	2023
Cost of sales and services	25(iii)	8,809	9,082
Administrative expenses	25(iii)	9,900	8,752
		18,709	17,834

(iii)	Costs related to the machinery and equipment lease for which the Corporation applied the exceptions described in IFRS 16 are the following:

Leases under twelve (12) months: S/ 169.7 million (S/ 187.3 million in 2022). Low value asset leases: S/ 1.7 million (S/ 1.5 million in 2022).

In addition, leases, whose payments are entirely variable and depend on their future performance or use, were excluded, in 2023. Expenses amounted to S/ 26.7 million (S/ 45.9 million in 2022).

For the years ended December 31, total depreciation is composed as follows:

In thousands of soles	Note	2022	2023
Depreciation of property, plant and equipment	15.B	52,308	54,335
Depreciation related to right-of-use assets	15.C	18,709	17,834
Depreciation related to investment property	15.A	3,971	3,857
	25	74,988	76,026

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

16.	Intangible Assets and Goodwill, net

(i)	The movement of intangible assets and related accumulated amortization as of December 31, 2022 and 2023 is as follows:

In thousands of soles	Goodwill (iii)	Trade-marks (iv)	Concession (v)	Contractual relations with clients	Software	Costs of development of wells (vi)	Land use rights	Other assets (vii)	Total
Cost
Balance at January 1, 2022	93,600	95,528	694,809	74,155	45,239	328,907	13,288	126,980	1,472,506
Additions	-	-	6,973	-	10,207	144,887	-	3,090	165,157
Disposal	-	-	-	(111)	(3,554)	-	-	-	(3,665)
Reclassifications	-	-	(15,596)	-	-	-	-	(13,504)	(29,100)
Transfers	-	-	367	-	76	-	-	7	450
Translations adjustments	(7,603)	(8,279)	-	(2,525)	(479)	-	-	-	(18,886)
At December 31, 2022	85,997	87,249	686,553	71,519	51,489	473,794	13,288	116,573	1,586,462
Balance at January 1, 2023	85,997	87,249	686,553	71,519	51,489	473,794	13,288	116,573	1,586,462
Additions	-	-	6,868	-	5,901	105,569	-	1,662	120,000
Disposal	-	-	-	(4,832)	(6,785)	(38,347)	-	(2,922)	(52,886)
Transfers	-	-	-	-	(3)	143	-	-	140
Reclassifications	-	-	(13,731)	-	3,059	1,692	-	(27,355)	(36,335)
Translations adjustments	6,417	2,437	-	(289)	155	-	-	-	8,720
At December 31, 2023	92,414	89,686	679,690	66,398	53,816	542,851	13,288	87,958	1,626,101

In thousands of soles	Goodwill (iii)	Trade-marks (iv)	Concession (v)	Contractual relations with clients	Software	Costs of development of wells (vi)	Land use rights	Other assets (vii)	Total
Accumulated amortization and impairment
Balance at January 1, 2022	(36,520)	(22,091)	(371,993)	(73,658)	(28,298)	(128,891)	(2,468)	(65,196)	(729,115)
Amortization	-	-	(55,096)	-	(3,619)	(37,672)	-	(5,648)	(102,035)
Disposal	-	-	-	-	2,852	-	-	-	2,852
Reclassifications	-	-	15,596	-	-	-	-	13,504	29,100
Transfers	-	-	(272)	-	-	-	-	-	(272)
Impairment loss	-	(2,530)	-	-	-	-	-	-	(2,530)
Translations adjustments	-	-	-	2,422	452	-	-	-	2,874
At December 31, 2022	(36,520)	(24,621)	(411,765)	(71,236)	(28,613)	(166,563)	(2,468)	(57,340)	(799,126)
Balance at January 1, 2023	(36,520)	(24,621)	(411,765)	(71,236)	(28,613)	(166,563)	(2,468)	(57,340)	(799,126)
Amortization	-	-	(56,102)	-	(3,503)	(95,376)	-	(5,898)	(160,879)
Disposal	-	-	-	4,712	6,785	38,347	-	-	49,844
Reclassifications	-	-	13,540	-	(2,203)	(2,061)	-	27,059	36,335
Translations adjustments	-	-	-	335	(154)	-	-	-	181
At December 31, 2023	(36,520)	(24,621)	(454,327)	(66,189)	(27,688)	(225,653)	(2,468)	(36,179)	(873,645)
Carrying amounts
At January 1, 2022	57,080	73,437	322,816	497	16,941	200,016	10,820	61,784	743,391
At December 31, 2022	49,477	62,628	274,788	283	22,876	307,231	10,820	59,233	787,336
At December 31, 2023	55,894	65,065	225,363	209	26,128	317,198	10,820	51,779	752,456

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

(ii)	Amortization of intangibles is broken down in the consolidated statements of profit or loss as follows:

In thousands of soles	Note	2022	2023
Cost of sales		98,529	157,132
Administrative expenses		3,506	3,747
	25	102,035	160,879

(iii)	Corporation’s Management reviews the performance of its businesses based on the economic activity performed. As of December 31, the goodwill of cash generating units (CGUs) is distributed as follows:

In thousands of soles	2022	2023
Engineering and construction	28,741	35,158
Electromechanical	20,736	20,736
	49,477	55,894

As of December 31, 2023, goodwill consists of an accumulated cost of S/ 123.8 million, accumulated impairment of S/ 53.2 million and a decrease due to translation effect of S/ 14.7 million.

As a result of Management’s annual impairment tests on goodwill, the recoverable value of cash-generating units was determined based on the greater their value in use and fair value less disposal costs. The value in use was determined based on the expected future cash flows generated by the evaluation of CGUs.

As a result of these evaluations in 2022 and 2023, no impairment was identified.

The main assumptions used by the Corporation to determine the recoverable value are the following:

	Engineering
	and	Electro-
In percentage	construction	mechanical
2022
Gross margin	9.23%	8.13%
Terminal growth rate	3.80%	2.00%
Discount rate	17.66%	14.89%
2023
Gross margin	9.27%	8.75%
Terminal growth rate	3.25%	2.00%
Discount rate	15.31%	14.06%

Discount rate

The discount rate is the cost of capital applied to determine the present value of a future payment.

Growth rate

Market-based and generally in line with projected long-term inflation for the countries in which each CGU operates.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

Perpetual growth rate

The rate used to calculate the terminal or residual value in the valuation of the business.

These assumptions have been used for the analysis of each CGUs for a five-year (5) period considering a recovery residual value without any growth.

Management determines budgeted gross margins based on past profit loss and market development expectations. Average growth rates are consistent with those prevailing in the industry. The discount rates used are pre-tax, as applicable, and reflect the specific risks associated with the CGUs evaluated.

(iv)	As of December 31, 2023, this item includes the trademarks acquired in the business combination processes with Vial y Vives S.A.C. for S/ 39.8 million (S/ 42million as of December 31, 2022) and Morelco S.A.S. for S/ 25.2 million (S/ 20.6 million as of December 31, 2022). Management determined that the Vial y Vives and Morelco trademarks have indefinite useful lives, consequently, these intangible assets are tested annually for impairment using the methodology of saving in the payment of license fees or royalties.

During the year 2022 Vial y Vives – DSD trademark was impaired by an amount of S/ 2.5 million. At the end of 2022 and 2023, the accumulated impairment amounts to S/ 24.6 million.

The main assumptions used by the Corporation to determine fair value less costs of sales are the following:

	Engineering and construction
In percentage	Morelco S.A.S.	Vial y Vives - DSD
2022
Average revenue growth rate	43.19%	9.03%
Terminal growth rate	3.80%	3.00%
Discount rate	17.66%	15.82%
2023
Average revenue growth rate	36.00%	24.10%
Terminal growth rate	3.25%	3.00%
Discount rate	16.31%	15.80%

Discount rate

The discount rate is the cost of capital applied to determine the present value of a future payment.

Growth rate

Market-based and generally in line with projected long-term inflation for the countries in which each CGU operates.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

Perpetual growth rate

The rate used to calculate the terminal or residual value in the valuation of the business.

(v)	As of December 31, it mainly comprises the intangible assets of the subsidiary Red Vial 5 S.A. and is made up of:

In thousands of soles	2022	2023
Capitalization of second roadway	200,233	160,185
EPC Contract	38,933	31,146
Implementation for road safety	11,526	13,186
Road improvement	10,997	10,096
Disbursements for land acquisition	4,836	3,869
Construction of the second tranche of the “Ancon- Huacho-Pativilca” highway	2,394	1,916
Other intangible assets contracted for the delivery process	4,823	4,309
Total Red Vial 5 S.A.	273,742	224,707
Others concessions	1,046	656
	274,788	225,363

(vi)	The Company, through one of its subsidiaries, Unna Energia S.A., operated, developed and produced hydrocarbons from two oil fields under extraction services contracts entered into with the State, which have now expired. The contract for Lot I ended on December 26, 2021 and for Lot V on October 7, 2023. Unna Energia is currently preparing the Termination Abandonment Plan for both contracts. Both Abandonment Plans are expected to be approved this year and have been awarded to two specialist consulting firms. The provisions recorded for the performance of the Studies and the execution of all the corresponding work have been estimated by Unna Energia and duly recorded in the accounts in previous years. These provisions amount to S/ 32,541 thousand soles and S/ 5,829 thousand soles, respectively.

On December 10, 2014, the Peruvian Government granted the Company the right to exploit Oil Lots III and IV for 30 years through two independent License Contracts. The total committed investment is estimated at US$ 435 million and corresponds to the drilling of 230 wells in Lot III and 330 wells in Lot IV under their Minimum Work Programs (10 annual campaigns for 23 and 33 development wells, respectively). Drilling work commenced in November 2016 in Lot IV and in Lot III the first drilling campaign started in June 2022.

The wells are amortized based on the estimated reserves until the end of the term of the contracts signed with Perupetro S.A. For Lot V, the wells are amortized based on the useful lives determined over the remaining terms.

(vii)	Mainly corresponds to investments committed in the subsidiary Unna Energia S.A. through its Consorcio Terminales del Peru for the execution of its investment commitments contained in the Operation Contracts of the Central and North Terminals signed with Petroleos del Peru S.A. (Petroperu), owner of the assets. At the end of the contract term, Unna Energia S.A. will transfer the facilities and assets resulting from the execution of the investment commitment to the contracting party at zero value.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

17.	Borrowings

As of December 31, this caption includes:

	Date of	Interest		Current		Non-current
In thousands of soles	maturity	rate	Currency	2022	2023	2022	2023
Bank loans
Bridge loan (a)	2024	Term SOFR 3M + de 9.75% a 11.25%	USD	463,773	379,928	-	-
Banco de Credito del Peru (b)	2028	6.04% / 7.68%	USD	32,104	33,338	93,960	82,658
Banco Interamericano de Desarrollo ( c)	2032	7.84%	USD	-	744	-	73,058
Banco de Credito del Peru (d)	2024	10.00%	USD	-	29,628	-	-
Banco de Credito del Peru	2024	12.50%	PEN	-	8,024	-	-
Banco BBVA Peru	2024	7.94%	USD	1	1,486	1,528	-
Bancolombia	2024	17.96% / 22.89%	COP	6,344	16,209	-	-
Banco de Bogota	2024	12.20%	COP	4,330	3	-	-
Banco de Credito del Peru	2023	7.00%	PEN	36,562	-	-	-
Banco Interamericano de Finanzas	2024	11.35%	PEN	4,671	-	7,965	-
Banco BBVA Peru	2023	7.94%	PEN	587	-	-	-
Other financial entities
BCI Management Administradora General de Fondos (e)	2027	9.97%	USD	8,725	18,401	154,025	122,214
Others	2024	11.25% / 13.54%	PEN / CLP	3,451	14,159	1,947	295
Right-of-use-liabilities (f)	2027	5.40% / 22.66%	USD	12,879	14,109	46,206	28,453
Finance leases (g)	2023	5.32% / 9.04%	USD	835	-	-	-
				574,262	516,029	305,631	306,678

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

(a)	On March 17, 2022, the Company entered into a bridge loan agreement for up to US$ 120 million, with a group of financial institutions comprised by Banco BTG Pactual S.A. - Cayman Branch, Banco Santander Peru S.A., HSBC Mexico, S.A., Institucion de Banca Multiple, Grupo Financiero HSBC, and Natixis, New York Branch. The financing will be repaid over a period of 18 months, in quarterly interest installments and is secured, subject to the fulfillment of certain precedent conditions, by a flow trust (first lien), a pledge over the shares in Unna Energia S.A. (first lien), and a trust on the shares of Viva Negocio Inmobiliario S.A.C. (second lien). On April 5, 2022, the Company received a bridge loan for up to US$ 120 million.

On October 5, 2023 and December 27, 2023 payments of US$ 8 million (equivalent to S/ 29.1 million) and US$ 12 million (equivalent to S/ 43.6 million), respectively, were made. In addition, on December 27, 2023, the term extension of the bridge loan agreement was signed for up to US$ 100 million for a period of twelve months.

As of December 31, 2023, the loan amounts to S/ 379.9 million (as of December 31, 2022, it amounted to S/ 463.8 million), comprising principal of S/ 371.3 million, plus interest and net deferred charges of S/ 8.6 million (as of December 31, 2022, S/ 458.4 million and S/ 5.4 million, respectively).

As of December 31, 2022 and 2023, the Company has complied with the covenants established in the loan agreement.

(b)	Terminales del Peru (hereinafter “TP”), a joint operation of the subsidiary Unna Energia S.A., has a medium-term loan agreement with Banco de Credito del Peru (hereinafter BCP) to finance investments arising from the operation agreement of North and Center terminals for 2015 to 2019 period, ending its availability period on December 31, 2022 with a maximum exposure limit of US$ 80 million. This funding is repaid within eight (8) years. for a credit line amount of US$ 100 million, which was authorized and fully utilized.

In addition, in November 2019, TP signed a loan agreement to finance the additional investments from 2019 to 2023 for a credit line of US$ 46 million with BCP. This agreement includes an assignee as interest holder, so BD Capital (BDC) acquired 50% of the BCP contractual position through the signature of an accession agreement. During 2023, additional disbursements of US$ 13.5 million, equivalent to S/ 50.9 million, were requested for the additional investments. On December 20, 2023, an addendum was signed to extend the period of availability until November 15, 2024.

As of December 31, 2023, the amount recorded for the loans equivalent to the 50% interest held by the subsidiary Unna Energia S.A. is S/ 116 million, which includes principal plus interest and net deferred charges (S/ 126.1 million as of 31 December 2022).

As of December 31, 2022 and 2023, TP is in compliance with the covenants established in the loan agreement.

(c)	In December 2022, Viva Negocio Inmobiliario S.A.C. signed a loan agreement with the Banco Interamericano de Desarollo, with a ten (10) year term and a two (2) year grace period for principal repayment, for the purpose of building social housing. The loan was fully disbursed in January 2023, for US$ 20 million, equivalent to S/ 72.2 million. As of December 31, 2023, the loan balance payable amounts to US$ 20.2 million, equivalent to S/ 73.8 million, comprising principal of S/ 74.3 million, plus interest of S/ 0.7 million and the negative effect of deferred charges of S/ 1.2 million.

As of December 31, 2022 and 2023, Viva Negocio Inmobiliario S.A.C. has no guarantees or covenants for these loans.

(d)	On February 15, 2023 and May 15, 2023, the Ministerio de Desarrollo Agrario y Riego - MIDAGRI executed the bank guarantee letter for a total amount of US$ 9.5 million that had been issued on behalf of Concesionaria Chavimochic S.A.C. as a guarantee under the Concession contract. As a result, the Company entered into a short-term loan under tranche C1 of the syndicated financing agreement. The balance of the loan at December 31, 2023 is US$ 7.9 million (equivalent to S/ 29.6 million).

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

(e)	On May 29, 2018, the Company and Inversiones Concesiones Vial S.A.C. (“BCI Peru”) came into an investment agreement with the intervention of Fondo de Inversiones BCI NV (“BCI Fund”) and BCI Management Administradora General de Fondos S.A. (“BCI” Asset Management”) to monetize future dividends from Red Vial 5 S.A. to the Company. Upon the signature of this agreement, the Company had to indirectly transfer its economic rights over 48.8% of the share capital of Red Vial 5 S.A. by transferring its B class shares (equivalent to 48.8% of the capital of Red Vial S.A.) to a vehicle specially incorporated for such purposes called Inversiones en Autopistas S.A. The amount of the transaction was US$ 42.3 million (equivalent to S/ 138 million) and was completed on June 11, 2018.

In addition, it has been agreed that the Company would have purchase options on 48.8% of Red Vial 5’s economic rights that BCI Peru will maintain through its interest in Inversiones en Autopistas S.A. These options would be subject to certain conditions such as the expiration of different terms, recovery of the investment made with the proceeds of BCI Fund (according to different economic calculations) and/or to control changes.

As of December 31, 2023, the loan balance payable amounts to US$ 39.2 million, equivalent to S/ 145.4 million (as of December 31, 2022, US$ 42.6 million, equivalent to S/ 162.8 million) and includes the negative effect of the present value of S/ 2.4 million (as of December 31, 2022, S/ 16.6 million) (note 26.B.ii). Accrued interest amounts to S/ 8.3 million (in 2022, S/ 9.3 million).

(f)	The composition of right-of-use liabilities is detailed below:

	Interest	Date of	Total
In thousands of soles	rate	maturity	2022	2023

AENZA S.A.A.	9.67%	2027	41,456	32,234
Unna Energia S.A.	7.10% / 19.6%	2024	11,640	7,198
Unna Transporte S.A.C.	5.40% / 11.72%	2025	4,960	2,227
Other minors	4.5% / 22.66%	2024 / 2037	1,029	903
			59,085	42,562

The minimum payments to be made according to their maturity and current value of obligations for right-of-use liabilities are the following:

In thousands of soles	2022	2023
Up to 1 year	19,075	17,754
From 1 to 5 years	55,092	32,212
Over 5 years	112	73
	74,279	50,039
Future financial charges	(15,194)	(7,477)
Present value of the lease liability for right-of-use asset obligations	59,085	42,562

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

The current value of obligations for right-of-use liabilities is detailed as follows:

In thousands of soles	2022	2023
Up to 1 year	12,879	14,109
From 1 year to 5 years	46,094	28,380
Over 5 years	112	73
	59,085	42,562

(g)	The composition of finance leases is detailed below:

	Interest	Date of
In thousands of soles	rate	maturity	2022
Viva Negocio Inmobiliario S.A.C.	9.04%	2023	76
Cumbra Peru S.A.	5.32% / 7.67%	2023	759
			835

The minimum payments to be made according to their maturity and current value of obligations for finance lease agreements are the following:

In thousands of soles	2022
Up to 1 year	873
Future financial charges	(38)
Present value of the obligations for finance lease contracts	835

The current value of obligations for finance lease agreements is detailed as follows:

In thousands of soles	2022
Up to 1 year	835

Obligations under finance leases were paid in full in 2023.

(h)	As of December 31, the carrying amount and fair value of indebtedness are as follows:

	Carrying amount		Fair value
In thousands of soles	2022	2023	2022	2023
Bank loans	651,825	625,076	638,620	616,120
Other financial entities	168,148	155,069	168,148	155,069
Lease liability for right-of-use asset	59,085	42,562	58,719	43,078
Finance leases	835	-	776	-
	879,893	822,707	866,263	814,267

As of December 31, 2023, fair values are based on discounted cash flows using borrowing rates between 4.7% and 22.7% (between 4.7% and 17.6% as of December 31, 2022) and are within Level 2 of the fair value accounting hierarchy.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

(i)	The movement in other financial liabilities, included in financing activities is as follows:

	2022
In thousands of soles	Bank loans	Other financial entities	Lease liability for right-of-use asset	Finance leases
Balance at January, 1	320,689	188,868	60,507	9,836
Additions	492,961	-	21,567	70
Amortization	(171,239)	(28,758)	(16,198)	(8,536)
Accrued interest	49,099	9,273	4,845	474
Interest paid	(39,748)	(10,525)	(4,732)	(514)
Fair value	-	16,629	-	-
Others	63	(7,339)	(6,904)	(495)
Balance at December, 31	651,825	168,148	59,085	835

	2023
In thousands of soles	Bank loans	Other financial entities	Lease liability for right-of-use asset	Finance leases
Balance at January, 1	651,825	168,148	59,085	835
Additions	215,942	65,711	3,792	-
Amortization	(226,804)	(72,106)	(15,425)	(819)
Accrued interest	80,138	8,876	4,966	9
Interest paid	(77,081)	(8,934)	(4,967)	(9)
Fair value	-	(2,358)	-	-
Others	(18,944)	(4,268)	(4,889)	(16)
Balance at December, 31	625,076	155,069	42,562	-

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

18.	Bonds

As of December 31, this item includes:

	Date of	Interest		Current		Non-current
In thousands of soles	maturity	rate	Currency	2022	2023	2022	2023
Corporate bonds - Regulation S issued on the United States of America (a)	2039	4.75% + Adjustment VAC	PEN	31,203	28,558	598,753	599,803
Corporate Bonds - Lima Stock Exchange issued on Peru (b)	2027	8.38%	PEN	41,343	49,369	177,341	130,750
Private bonds (c)	2027	8.50%	US$	4,554	3,611	16,719	10,834
				77,100	81,538	792,813	741,387

(a)	In February 2015, the subsidiary Tren Urbano de Lima S.A. issued international corporate bonds under Regulation S of the United States of America. The issuance was made in VAC soles (adjusted at Constant Update Value) for an amount of S/ 629 million. The bonds are rated AA+.

These bonds include the following collateral: (i) mortgage on the concession of which Tren Urbano de Lima S.A. is the concessionaire, (ii) security interest on the shares of the Concessionaire, (iii) assignment of the Collection Rights of the Administration Trust, and (iv) a Flow Trust and Reserve Accounts for Debt Service, Operation and Maintenance and ongoing Capex. Issuance costs amounted to S/ 22 million. During 2023, a principal repayment of S/ 26 million (S/ 19.8 million in 2022) has been made.

As of December 31, 2023, an accumulated amortization amounting to S/ 152.8 million (S/ 126.8 million as of December 31, 2022) was made.

As of December 31, 2023, the balance includes VAC adjustments and interest payable for
S/ 146.1 million (S/ 143.3 million as of December 31, 2022).

For the periods ended December 31, 2022 and 2023, the movement of this account is as follows:

In thousands of soles	2022	2023
Balance at January, 1	626,697	629,956
Amortization	(19,848)	(26,004)
Accrued interest and VAC	54,918	57,407
Interest paid	(31,811)	(32,998)
Balance at December, 31	629,956	628,361

As of December 31, 2022 and 2023, Tren Urbano de Lima S.A. complied with the corresponding covenants.

As of December 31, 2023, the fair value amounts to S/ 628.4 million (S/ 630.7 million, as of December 31, 2022), is based on discounted cash flows using a rate of 4.9% (5.9% as of December 31, 2022) and corresponds to level 2 of the fair value hierarchy.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

(b)	From 2015 to 2016, the subsidiary Red Vial 5 S.A. issued Corporate Bonds on the Lima Stock Exchange for a total S/ 365 million. The bonds are rated AA+.

According to the terms of the bond issuance agreement, this financing is secured by: (i) a trust of flows from the collection rights and flows derived from the Concession, except for flows corresponding to the Remuneration and the Regulation Fee; (ii) a mortgage on the concession of which Red Vial 5 S.A. is the concessionaire; (iii) movable guarantees on shares; (iv) assignment of rights on the bank letter of guarantee and any other guarantee granted in the Construction Agreement; and (v) in general, all those additional guarantees granted in favor of the secured creditors if applicable.

The purpose of the granted funds was to finance the construction works of the second phase of Red Vial 5 and sales tax related to the execution of project expenses.

For the periods ended December 31, 2022 and 2023, the movement of this account is the following:

In thousands of soles	2022	2023
Balance at January, 1	251,933	218,684
Amortization	(33,085)	(38,266)
Accrued interest	19,744	16,609
Interest paid	(19,908)	(16,908)
Balance at December, 31	218,684	180,119

As of December 31, 2022 and 2023, Red Vial 5 S.A. complied with the respective covenants.

As of December 31, 2023, the fair value of bonds amounts to S/ 184.6 million (S/ 224.8 million as of December 31, 2022), is based on discounted cash flows using rate 8.1% as of December 31, 2022 and 2023, and is within level 2 of the fair value hierarchy.

(c)	At the beginning of 2020, the subsidiary Cumbra Peru S.A. prepared the First Private Bond Program up to a maximum amount of US$ 7.8 million (equivalent to S/ 25.9 million) which were issued to be exchanged for previously incurred commercial debt.

In the first quarter of the year 2020, bonds amounting to US$ 7.8 million (equivalent to S/ 25.9 million) were issued with the modality for exchange debt, with respect to its outstanding business obligations.

For the periods ended December 31, 2022 and 2023, the movement of this account is the following:

In thousands of soles	2022	2023
Balance at January, 1	26,282	21,273
Amortization	(3,812)	(5,424)
Exchange difference	(1,030)	(594)
Accrued interest	1,858	1,493
Interest paid	(2,025)	(2,303)
Balance at December, 31	21,273	14,445

As of December 31, 2023, the fair value amounts to S/ 13.6 million (S/ 19.7 million as of December 31, 2022), is based on discounted cash flows using a rate of 12% (11.4% as of December 31, 2022), and is within level 2 of the fair value hierarchy.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

(d)	On August 13, 2021, AENZA S.A.A. issued bonds convertible into voting common shares (hereinafter the “Bonds”). The total amount of issuance was US$ 89.9 million, considering 89,970 bonds at a face value of US$ 1,000 each.

Bonds were placed at local level and were available for investors in Peru according to Peruvian legislation. The Bonds mature on February 2024 and bear interest at an annual interest rate of 8% subject to quarterly installments.

Pursuant to the terms and conditions of the Bond, they may be converted into shares from the sixth month of the issuance date, according to the following procedure: 1) the conversion day is the last business day of each month; 2) the conversion may be total or partial; 3) the conversion notice had to be sent to the Bondholders’ Representative no later than five (5) business days prior to the conversion date, and 4) the conversion price will be the minimum of (i) US$ 0.33 (zero and 33/100 US dollars) per share and (ii) 80% of the average price of transactions occurred thirty (30) days prior to the Conversion Date, weighted by the volume of each transaction. The conversion will be made by dividing the current face value of each bond by the conversion price.

The Company converted all bonds in common shares in two tranches, the first one on February 28, 2022 for 11,000 Bonds and second on May 31, 2022 for 78,970 bonds (Note 22). Due to conversion, the debt was fully capitalized.

19.	Trade Accounts Payable

As of December 31, this caption comprises:

	Total
In thousands of soles	2022	2023
Invoices payable (a)	523,175	571,438
Provision of contract costs (b)	508,448	592,254
Notes payable	5,390	4,575
	1,037,013	1,168,267
Current portion	1,027,256	1,164,266
Non-current portion	9,757	4,001
	1,037,013	1,168,267

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

(a)	Invoices payable and unbilled services rendered by major projects are presented below:

In thousands of soles		Invoices		Unbilled services received
Project	Entity	2022	2023	2022	2023
Infrastructure
Linea 1 - Metro de Lima	Transporte Urbano de Lima S.A.	43,768	21,371	18,281	20,902
Operation and maintenance - Roads	Road concessions	23,849	22,497	29,292	25,857
		67,617	43,868	47,573	46,759

Energy
Oil exploration and production	Unna Energia S.A.	72,553	60,155	18,823	11,015
Petroleum storage and dispatch	Terminales del Peru	7,286	2,551	9,905	8,493
Gas processing and commercialization	Unna Energia S.A.	4,983	10,114	6,834	7,699
Others		2,460	10,675	1,415	1,114
		87,282	83,495	36,977	28,321
Engineering and Construction
Jorge Chavez Airport (i)	Cumbra Peru S.A.	79,424	163,471	152,492	168,325
Project San Gabriel - Buenaventura (ii)	Cumbra Peru S.A.	289	32,052	564	23,255
Planta de Flotacion de Particulas Gruesas	Cumbra Peru S.A.	6,027	37,773	14,966	14,707
Concentrator Plant and tunnel of Quellaveco	Cumbra Peru S.A.	45,143	3,796	24,977	2,579
Project Via Expresa Linea Amarilla	Cumbra Peru S.A.	-	-	6,057	5,854
EPC Captacion Agua Mar y Afluentes UA - PMRT	Cumbra Peru S.A.	36,779	24,787	9,080	5,060
Planta Oxidos Marcobre	Cumbra Peru S.A.	-	-	3,737	3,633
EPC Planta Hidrogeno UA - PMRT	Cumbra Peru S.A.	40,865	24,449	19,029	8,053
Gasoducto Piura Project	Cumbra Peru S.A.	3,983	2,516	9,457	2,716
Project C. Comercial Parque Arauco La Molina	Cumbra Peru S.A.	-	3,479	-	2,636
Generating Plant Machu Picchu	Cumbra Peru S.A.	3,255	2	1,637	1,144
Concentradora Toquepala	Cumbra Peru S.A.	17,980	10,650	7,295	880
Refineria Talara	Cumbra Peru S.A.	2,971	4,323	7,824	1,363
Desilting of the Chicama River	Cumbra Peru S.A.	2,380	2,605	-	-
Cerro del Aguila Hydroelectric Power Plant	Cumbra Peru S.A.	1,120	914	-	-
Filtro de Relaves Quebrada Honda	Cumbra Peru S.A.	10,930	31	2,746	-

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands of soles		Invoices		Unbilled services received
Project	Entity	2022	2023	2022	2023
EPC Edificios UA – PMRT	Cumbra Peru S.A.	4,276	3,340	2,928	2,454
Proyecto Quebrada Blanca	Vial y Vives - DSD S.A.	38,508	34,543	25,892	26,395
Engineering and Construction Works	Vial y Vives - DSD S.A.	7,902	7,478	28,115	21,633
Proyecto Santa Monica (iii)	Morelco S.A.S.	-	36,477	-	115,236
Proyecto Termosuria	Morelco S.A.S.	1,095	2,219	19,651	49,703
Engineering and Construction Works	Morelco S.A.S.	10,471	9,222	12,039	9,038
Project Mina Gold Fields La Cima S.A.	Cumbra Ingenieria S.A.	12,546	3,268	9,459	5,969
Others		23,170	23,899	32,227	21,607
		349,114	431,294	390,172	492,240
Real Estate		15,035	8,430	20,904	13,192
Parent Company Operation		4,127	4,351	12,822	11,742
		523,175	571,438	508,448	592,254

Current portion		513,418	567,437	508,448	592,254
Non-current portion		9,757	4,001	-	-
		523,175	571,438	508,448	592,254

(i)	The increase corresponds to project activities related to the construction of the Jorge Chavez airport terminal of the subsidiary Cumbra Peru S.A.

(ii)	The increase corresponds to the increase in operations from the beginning of 2023 due to the execution of earthmoving works for the San Gabriel project of the subsidiary Cumbra Peru S.A.

(iii)	The increase corresponds to the increase in operations from the beginning of 2023 due to the execution of works for the Santa Monica project of the indirect subsidiary Morelco S.A.S.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

20.	Other Accounts Payable

As of December 31, this caption includes:

In thousands of soles	2022	2023
Civil compensation to Peruvian Government (a)	-	469,839
Advances received from customers (b)	365,730	241,469
Taxes payable	165,831	158,132
Salaries and other payable to personnel (c)	99,225	92,196
Arbitration payable (d)	73,348	68,082
Accounts payable Consorcio Ductos del Sur (e)	25,652	16,729
Guarantee deposits (f)	18,552	24,570
Share purchase agreement - Inversiones Sur (g)	15,280	-
Acquisition of additional non-controlling interest (h)	9,344	6,944
Royalties payable (i)	9,303	9,164
Other accounts payable	25,496	31,014
	807,761	1,118,139
Current portion	705,442	608,828
Non-current portion	102,319	509,311
	807,761	1,118,139

(a)	Corresponds to the liability due to the compensation in relation to their participation as minority partners in certain entities that developed infrastructure projects in Peru with companies belonging to the Odebrecht group and projects related to “Club de la Construccion”. As indicated in Note 1-C) on September 15, 2022, the collaboration and benefits agreement was signed, through which AENZA recognizes it was utilized by certain former executives to commit illicit acts until 2016, and commits to pay a civil penalty to the Peruvian Government of S/ 333.3 million and US$ 40.7 million. The civil penalty will be made within a term of 12 years, under a legal interest rate in Soles and US Dollars 3.55% and 1.90%, respectively (annual interest calculated as of December 31, 2023); in addition, the Company compromise to establish a package of guarantees through a trust to which the following assets and/or rights will be transferred after the court approval i) shares issued by a subsidiary of AENZA; ii) a mortgage on a real state asset and iii) guaranty account with funds equivalent to the annual fees corresponding to the following year. Among other conditions, the Agreement includes a restriction for Aenza and the subsidiaries Cumbra Peru S.A., and Unna Transporte S.A.C. to participate in public construction and road maintenance contracts with the Peruvian State for two (2) years from the approval of the Agreement.

On December 27, 2023, the initial installment of the Civil Compensation was paid to the Peruvian Government for S/ 10.3 million and US$ 1.2 million. As of December 31, 2023, the balance amounts to S/ 469.8 million (S/ 323 million and US$ 39.5 million).

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(b)	Advances received from customers mainly correspond to the engineering and construction and real estate segments; and are deducted from invoicing in accordance with the terms of the agreements.

In thousands of soles	Project	2022	2023
Entity
Cumbra Peru S.A.	Jorge Chavez Airport (i)	88,114	93,792
Viva Negocio Inmobiliario S.A.C.	Real estate projects (ii)	85,741	73,626
Cumbra Peru S.A.	San Gabriel - Buenaventura Project (iii)	33,206	35,923
Cumbra Peru S.A.	Parque Arauco La Molina shopping center (iv)	-	21,448
Proyecto Especial de Infraestructura de Transporte Nacional	Infrastructure projects	33,879	12,454
Vial y Vives - DSD S.A.	Minera Spence (v)	12,536	2,483
Cumbra Ingenieria S.A.	Mina Gold Fields La Cima S.A. Project	1,986	769
Vial y Vives - DSD S.A.	Refineria ENAP	9,472	297
Vial y Vives - DSD S.A.	Quebrada Blanca Project (vi)	91,107	-
Cumbra Peru S.A.	Concentrator Plant and Quellaveco Tunnel	5,984	-
Others		3,705	677
		365,730	241,469
Current portion		350,194	241,308
Non-current portion		15,536	161
		365,730	241,469

(i)	The increase in 2023 is due to the advance received in Consorcio Intipunku for the construction of the Jorge Chavez airport terminal, as of December 31, 2023, the balance of the advance amounts to S/ 93.7 million (S/ 88.1 million in 2022).

(ii)	Customer advances on real estate projects correspond to the sale of real estate. As of December 31, 2023 they correspond to the following real estate projects: a) Parques de Comas S/ 64.5 million, b) Parques de Huancayo S/ 2.6 million, c) Parques de Carabayllo S/ 4.7 million, d) Parques del Callao S/ 1.4 million, e) other minor S/ 0.4 million (S/ 74.8 million, S/ 3.6 million, S/ 5.2 million, S/ 1.5 million, S/ 0.6 million, as of December 31, 2022, respectively).

(iii)	The balance is due to advances received during the fourth quarter of 2022 relating to an earthmoving mining sector project valued at US$ 87.3 million (approximately S/ 333.1 million), which commenced operations at the end of 2022. The balance as of December 31, 2023, is S/ 35.9 million (S/ 33.2 million in 2022) which will be applied according to the degree of progress).

(iv)	Corresponds to advances received for 20% of the private lump sum construction contract for the construction of the Parque Arauco La Molina shopping center, the amount of the contract is S/ 119.7 million.

(v)	Design and construction project for improvements to the Ripios plant of Minera Spence, lump sum EPC contract. The balance as of December 31, 2023, is S/ 2.5 million (S/ 12.5 million as of December 31, 2022).

(vi)	Corresponds to advances received from Minera Teck for the Quebrada Blanca project, for construction and assembly work on the Pebble crushing mill, which have been applied with invoicing through approved payment statements.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(c)	Salaries and profit sharing payable are classified as follows:

In thousands of soles	2022	2023
Vacation	30,854	27,606
Compensation for time of service	27,964	21,556
Bonus salaries	23,393	23,008
Wages and salaries	8,915	7,354
Workers’ profit sharing	4,996	8,911
Other remuneration	3,103	3,761
	99,225	92,196

(d)	Obligations arising from arbitration awards as of December 31, 2023 correspond to Empresa de Generacion Electrica Machupichu S.A. for S/ 40.8 million; Andritz Hydro S.A. for S/ 23.6 million; SEDAPAL S.A. S/ 2.8 million; Programa Subsectorial de Irrigaciones – PSI for S/ 0.9 million (S/ 38.1 million; S/ 31.7 million; S/ 2.8 million; S/ 0.7 million as of December 31, 2022). During 2022, as a result of these Awards, the Corporation recorded expenses of S/ 41.6 million, which is presented under “Cost of sales and services” in the consolidated statement of income (note 25.ii).

(e)	Other accounts payable of Consorcio Constructor Ductos del Sur correspond to payment obligations to suppliers and main subcontractors, assumed by the subsidiary Cumbra Peru S.A. for S/ 23.9 million (S/ 25.6 million as of 31 December 2022), as a consequence of the termination of the operations of Gasoducto Sur Peruano S.A. (note 14).

(f)	Correspond to withholdings from subcontractors to guarantee compliance with service contracts until completion of the work. As of December 31, 2023 the detail consists of S/ 7.9 million in Cumbra Peru S.A.; S/ 5.7 million in Consorcio Intipunku; S/ 4.8 million in Vial y Vives DSD; S/ 1.8 million in Unna Energia S.A.; S/ 3.4 million in Viva Negocio Inmobiliario S.A.C. and S/ 0.9 million in other minor ones. (S/ 6.6 million in Cumbra Peru S.A.; S/ 2.5 million in Consorcio Intipunku; S/ 2.5 million in Vial y Vives – DSD S.A.; S/ 1.6 million in Unna Energia S.A.; S/ 4.1 million in Viva Negocio Inmobiliario S.A.C. and S/ 1.2 million in other minor as of 31 December 2022).

(g)	Agreement signed between the subsidiary Viva Negocio Inmobiliario S.A.C. and Inversiones Sur S.A. for the Right to Do and Not to Do in the amount of US$ 4 million, which was paid in full during 2023.

(h)	During 2016, GyM Chile S.P.A. acquired an additional 13.69% of shares in Vial y Vives – DSD S.A. for a total purchase price of S/ 51.1 million. As of December 31, 2023, the outstanding balance payable on this transaction amounts to S/ 6.9 million (S/ 9.3 million in 2022).

(i)	In compliance with the license contract between Unna Energia S.A. and Perupetro S.A. for Lot III and Lot IV, at 31 December 2023, obligations corresponding to royalties payable of S/ 9.2 million were recorded (S/ 9.3 million at 31 December 2022).

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

21.	Other Provisions

For the periods ended 31 December 2022 and 2023, the movement in this item is as follows:

			Provision for
	Legal	Tax	closure
In thousands of soles	(a)	(b)	(c)	Total
As of January 1, 2022	364,385	38,182	82,475	485,042
Additions	278,446	15,891	-	294,337
Present value	1,042	-	(2,496)	(1,454)
Reversals of provisions	(1,802)	(434)	(9,694)	(11,930)
Transfers (*)	(5,587)	(62)	-	(5,649)
Payments	(40,253)	-	(747)	(41,000)
Translation adjustments / Exchange difference	(16,015)	-	(1,378)	(17,393)
As of December 31, 2022	580,216	53,577	68,160	701,953
Current portion	87,948	33,127	11,851	132,926
Non-current portion	492,268	20,450	56,309	569,027
	580,216	53,577	68,160	701,953

(*)	In 2022, it mainly corresponds to reclassification to other accounts payable for payment obligations due to the subscription of the share purchase agreement between Cumbra Peru S.A. and Stracon S.A., amounting to S/ 4.9 million and the fine corresponding to the fractionation of the sanction imposed by SUNAFIL amounting to S/ 0.2 million.

			Provision for
	Legal	Tax	closure
In thousands of soles	(a)	(b)	(c)	Total
As of January 1, 2023	580,216	53,577	68,160	701,953
Additions	14,784	11,668	6,545	32,997
Present value	919	-	4,339	5,258
Reversals of provisions	(8,229)	(1,687)	(11,806)	(21,722)
Reclassifications	(488,007)	(4,195)	-	(492,202)
Payments	(6,970)	-	(2,321)	(9,291)
Translation adjustments / Exchange difference	(1,184)	-	(656)	(1,840)
As of December 31, 2023	91,529	59,363	64,261	215,153
Current portion	76,871	28,780	11,435	117,086
Non-current portion	14,658	30,583	52,826	98,067
	91,529	59,363	64,261	215,153

(a)	Legal contingencies mainly correspond to:

Civil compensation to Peruvian Government

The Agreement accrual amounting to S/ 333.3 million and US$ 40.7 million was reclassified to the caption “Other accounts payable”.

Administrative process Instituto Nacional de Defensa de la Competencia y de la Proteccion de la Propiedad Intelectual (INDECOPI)

On March 9, 2021, Cumbra Peru S.A. was notified with the Final Instruction Report prepared by the Technical Secretariat of the INDECOPI Commission, related to the administrative sanctioning procedure against 33 construction companies and 26 of their executives for having adopted a coordination system through which they agreed to share several bids called by Provias Nacional and other entities of the Peruvian State. On November 15, 2021, the Commission by Resolution N° 080-021-CLC-INDECOPI resolved to sanction in first administrative instance the above mentioned companies and their executives, including Cumbra Peru S.A. On December 9, 2021, Cumbra Peru S.A. filed an appeal against the referred resolution, suspending any execution of the resolution, including the payment of the fine imposed and the compliance with the corrective measures ordered. As of December 31, 2023, the Company maintains a provision that was recognized amounting to S/ 56.4 million (S/ 52.4 million as of December 31, 2022).

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

Other legal provisions

The Corporation has administrative lawsuits for S/ 14.8 million, civil lawsuits for S/ 11.3 million, labor lawsuits for S/ 5.7 million and administrative lawsuits for S/ 3.3 million (as of 31 December 2022, administrative lawsuits for S/ 14.4 million, civil lawsuits for S/ 11 million, labor lawsuits for S/ 6.3 million and administrative lawsuits for S/ 4.1 million).

(b)	Tax contingencies corresponds mainly to:

(i)	Appeal Process before the Tax Court for S/ 25.2 million belonging to AENZA S.A.A. for income tax for the years 2014, 2015 and 2016 for S/ 12.3 million; Cumbra Ingenieria S.A. for income tax for the years 2013, 2014, 2015 and 2016 for S/ 9.5 million; Cumbra Peru S.A. for income tax for the year 2012 for S/ 2.3 million; and Consorcio Constructor Chavimochic for income tax for the year 2016 for S/ 1.1 million.

(ii)	Claims before SUNAT for S/ 18.4 million corresponding to AENZA S.A.A. for income tax for the year 2017 for S/ 14.8 million; Cumbra Ingenieria S.A. for income tax for the year 2019 for S/ 3.6 million.

(iii)	Claims before the Judiciary for S/ 9.8 million belonging to AENZA S.A.A. for income tax and VAT tax for the years 1998 to 2011.

(iv)	Non-contentious proceedings for S/ 6 million related to Cumbra Ingenieria S.A. for S/ 5.9 million; and Carretera Andina del Sur S.A. for S/ 0.1 million.

(c)	Provision for closure corresponds mainly to:

(i)	Provisions for well closure of the subsidiary Unna Energia S.A. for S/ 51.3 million and contractual compliance with Petroperu for S/ 3.5 million (as of December 31, 2022, S/ 56.5 million and S/ 3.3 million, respectively); and

(ii)	Provisions for associated costs of the subsidiary Red Vial 5 S.A. related to the closing of the concession contract for S/ 5 million (as of December 31, 2022, S/ 5.6 million).

(iii)	Other provisions in Cumbra Peru S.A. for S/ 3.6 million, for the assumption of assets and liabilities of one of its partners in consortium of the subsidiary, for an amount of S/ 2.8 million and in the subsidiary Morelco, the probable sanction of the Unidad de Gestion Pensional y Contribuciones Parafiscales de la Proteccion Social in charge of validating payroll payments for an amount of S/ 0.8 million.

22.	Equity

A. Capital

On February 28, 2022, in accordance with the terms and conditions of the convertible bond, the holders of 11,000 convertible bonds, with a par value of US$ 1,000 each and for a principal amount equivalent to US$ 11 million, exercised their conversion right. The Company issued provisional certificates for 37,801,073 new voting common shares, with a par value of S/ 1.00 each, fully subscribed and paid-in. Therefore, the Company increased its capital stock from S/ 871,917,855 to S/ 909,718,928.

Additionally, on March 31, 2022, holders of 78,970 convertible bonds, each with a nominal value of US$ 1,000 each and for a principal amount equivalent to US$ 78.9 million, communicated their decision to execute their conversion rights. As consequence the Company converted the bonds, as well as paid the accrued interest to the bondholders who have exercised their conversion rights. The Company issued 287,261,051 new common shares. Therefore, the capital stock of the Company has increased from S/ 909,718,928 to S/ 1,196,979,979. After this last operation, the convertible bonds have been fully paid (see, note 18.d).

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

On December 1, 2022, the capital increases were registered and the statutes were amended, confirming that the Company’s capital was S/ 1,196,979,979, the par value of the shares was S/ 1.00 each, fully subscribed and paid and with voting rights.

On December 27, 2023, the Company issued 174,984,912 new common shares, at a price per share of S/ 0.4971, increasing the Company’s capital stock from S/ 1,196,979,979 to S/ 1,371,964,891. The total shares were fully subscribed and paid in two pre-emptive subscription rounds and in the Private Offering. A placement loss of S/ 87,999,912 was determined, equivalent to the difference between the nominal value of the new common shares issued and the total amount paid. On February 1, 2024, the capital increase was registered in the Company’s registry.

As of December 31, 2023, a total of 70,312,080 shares are represented in ADSs, equivalent to 4,687,472 ADSs at a ratio of 15 shares per ADS.

As of December 31, 2022, a total of 130,025,625 shares is represented in ADSs, equivalent to 8,668,375 ADS at a ratio of 15 shares per ADS.

As of December 31, 2023, the Company’s shares registered a stock price quotation at the end of the year of S/ 0.57 per share and a trading frequency of 49.80% (S/ 0.83 per share and a trading frequency of 75% as of December 31, 2022).

B. Legal Reserve

According to the Business Companies Act, any company is required to allocate at least 10% of its free withdrawal profits to a legal reserve. This allocation is required until the reserve equals 20% of paid-in capital. In the absence profits or free withdrawal reserves, the legal reserve may be applied to offset losses and shall be replaced with profits from subsequent fiscal years. This reserve may be capitalized and its replacement is also mandatory.

According to the resolution of the Shareholders’ Meeting, the balance of the Legal Reserve has been fully offset against the accumulated losses as of December 2023.

C. Voluntary reserve

As of December 31, 2022, this reserve amounting to S/ 29.97 million was related to the excess of legal reserve. This reserve is over above the requirement to make a reserve until reaching the equivalent of 20% of the paid-in capital.

According to the resolution of the Shareholders’ Meeting, the balance of the Voluntary reserve has been fully offset against the accumulated losses as of December 2023.

D. Share premium

This item recognizes the difference between the face value and transaction value for the acquisitions of shares in non-controlling interests.

This item includes the excess of total income obtained by shares issued in 2013, 2019 and 2023 in contrast to their face value of S/ 1,142 million.

According to the resolution of the Shareholders’ Meeting, the balance of the Share premium has been fully offset against the accumulated losses as of December 2023.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

23.	Deferred Tax

(a)	The movement of deferred tax assets and liabilities in the year, without considering the offsetting of balances, is as follows:

	At January 1, 2022	(Debit) credit to P&L	Reclassification	At December 31, 2022	(Debit) credit to P&L	Reclassification	Others	At December 31, 2023
Deferred tax assets
Provisions	40,846	6,060	(4,399)	42,507	(15,324)	-	-	27,183
Difference in depreciation rates	16,293	7,179	-	23,472	319	-	-	23,791
Tax losses	182,441	(6,609)	-	175,832	(13,332)	-	-	162,500
Accrual for unpaid vacations	19,441	(5,844)	-	13,597	(3,609)	-	-	9,988
Impairment	29,418	2,672	-	32,090	(12,710)	-	-	19,380
Fair value	51,593	1,547	-	53,140	(2,157)	-	-	50,983
Tax goodwill	11,586	(2,078)	-	9,508	(2,247)	-	-	7,261
Earning stripping rules	8,372	(1,177)	-	7,195	(8)	-	-	7,187
Unpaid non domiciled expenses	4,064	(3,863)	-	201	24	-	-	225
Right-of-use assets	4,571	(1,345)	-	3,226	(844)	-	-	2,382
Purchase price allocation	-	7,399	-	7,399	29	-	-	7,428
Others	7,826	(7,826)	-	-	11,351	1,230	(8,769)	3,812
Total	376,451	(3,885)	(4,399)	368,167	(38,508)	1,230	(8,769)	322,120

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

	At January 1, 2022	(Debit) credit to P&L	Reclassification	Others	At December 31, 2022	(Debit) credit to P&L	Reclassification	At December 31, 2023
Deferred tax liabilities
Difference in depreciation rates	73,484	35,685	-	-	109,169	(2,714)	-	106,455
Work in process	48,157	(47,649)	4,559	-	5,067	52,133	-	57,200
Tax receivable	42,054	2,923	-	-	44,977	2,633	-	47,610
Borrowing costs capitalized	12,328	6,302	3,908	-	22,538	930	-	23,468
Purchase price allocation	21,393	(2,833)	-	-	18,560	1,026	-	19,586
Others	1,096	5,081	(8,467)	2,816	526	(1,024)	1,230	732
	198,512	(491)	-	2,816	200,837	52,984	1,230	255,051

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(b)	As of December 31, deferred tax is classified by its estimated reversal term as follows:

	2022			2023
Deferred tax asset	Reversal expected in the following twelve months	Reversal expected after twelve months	Total	Reversal expected in the following twelve months	Reversal expected after twelve months	Total
Cumbra Peru S.A. Consolidado	72,489	99,798	172,287	64,881	85,991	150,872
Aenza S.A.A.	10,157	48,944	59,101	18,333	38,053	56,386
Viva Negocio Inmobiliario S.A.C.	1,706	22,075	23,781	1,005	14,572	15,577
Red Vial 5 S.A.	655	17,286	17,941	1,326	14,546	15,872
Others	5,316	17,212	22,528	3,375	13,679	17,056
Total deferred tax asset	90,323	205,315	295,638	88,922	166,841	255,763

	2022			2023
Deferred tax liability	Reversal expected in the following twelve months	Reversal expected after twelve months	Total	Reversal expected in the following twelve months	Reversal expected after twelve months	Total
Tren Urbano de Lima S.A.	(64)	(58,332)	(58,396)	(209)	(63,264)	(63,473)
Unna Energia S.A.	1,277	(54,519)	(53,242)	1,160	(67,576)	(66,416)
Cumbra Peru S.A. Consolidado	(16,670)	-	(16,670)	(56,640)	(2,165)	(58,805)
Total deferred tax liability	(15,457)	(112,851)	(128,308)	(55,689)	(133,005)	(188,694)

(c)	The gross movement of the deferred tax item is as follows:

In thousands of soles	Note	2022	2023
Balance at January, 1		177,939	167,330
Debit (credit) to income statement	28	(3,394)	(91,492)
Reclassification to current income tax		(4,399)	-
Other movements		(2,816)	(8,769)
Balance at December, 31		167,330	67,069

24.	Revenue From Contracts with Customers

For the years ended December 31, the Corporation’s revenue is derived principally from:

In thousands of soles	2022	2023
Construction activities	2,451,067	2,443,984
Services provided	1,104,900	1,103,323
Sale of real estate and goods	849,157	754,168
Revenue from contracts with customers	4,405,124	4,301,475

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

A.	Revenues from contracts with customers are mainly broken down by:

For the year ended December 31,	Engineering and construction		Energy		Infrastructure		Real estate		Parent Company operations		Total
In thousands of soles	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023
Primary geographical markets
Peru	1,794,735	1,465,538	633,792	682,682	745,750	738,319	367,276	219,660	2,912	26,342	3,544,465	3,132,541
Chile	708,996	557,785	-	-	-	-	-	-	-	-	708,996	557,785
Colombia	151,663	611,149	-	-	-	-	-	-	-	-	151,663	611,149
	2,655,394	2,634,472	633,792	682,682	745,750	738,319	367,276	219,660	2,912	26,342	4,405,124	4,301,475
Major products/ service lines
Construction activities	2,451,067	2,443,984	-	-	-	-	-	-	-	-	2,451,067	2,443,984
Engineering services	204,327	190,488	-	-	-	-	-	-	-	-	204,327	190,488
Oil and gas extraction, storage and dispatching services	-	-	145,874	143,552	-	-	-	-	-	-	145,874	143,552
Transportation services	-	-	-	-	387,049	411,274	-	-	-	-	387,049	411,274
Road concession services	-	-	-	-	354,289	322,244	-	-	-	-	354,289	322,244
Water treatment service	-	-	-	-	4,412	4,801	-	-	-	-	4,412	4,801
Property rental	-	-	-	-	-	-	6,037	4,622	-	-	6,037	4,622
Parent company services and others	-	-	-	-	-	-	-	-	2,912	26,342	2,912	26,342
Sale of real estate and lots	-	-	-	-	-	-	361,239	215,038	-	-	361,239	215,038
Sale of oil and gas	-	-	487,918	539,130	-	-	-	-	-	-	487,918	539,130
	2,655,394	2,634,472	633,792	682,682	745,750	738,319	367,276	219,660	2,912	26,342	4,405,124	4,301,475
Timing of revenue recognition
Transferred at a point in time	-	-	633,792	682,682	-	-	367,276	219,660	2,912	26,342	1,003,980	928,684
Transferred over time	2,655,394	2,634,472	-	-	745,750	738,319	-	-	-	-	3,401,144	3,372,791
	2,655,394	2,634,472	633,792	682,682	745,750	738,319	367,276	219,660	2,912	26,342	4,405,124	4,301,475
Revenue from contracts with customers	2,655,394	2,634,472	633,792	682,682	745,750	738,319	367,276	219,660	2,912	26,342	4,405,124	4,301,475

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

B.	The balances of contract assets and liabilities are mainly comprised for:

In thousands of soles	Note	2022	2023
Receivables	10.a	357,704	204,167
Unbilled receivables	10.b y c	1,444,747	1,626,605
Guarantee deposits	12.b	194,885	163,740
Advances received from customers	20.a	(365,730)	(241,469)

Contract assets refer primarily to rights to consideration for work performed but not billed at the reporting date.

Contract liabilities relate primarily to advance consideration received from customers for which revenue is recognized over time.

The movement in contract liabilities as of December 31, 2022 and 2023 is detailed below:

In thousands of soles	2022	2023
Balance at January, 1	322,680	365,730
Advances received from customers	769,504	430,578
Compensation of customer advances	(726,454)	(554,839)
Balance	365,730	241,469

Revenue from contract liabilities recognized as of December 31, 2023 is S/ 554.8 million (S/ 726.4 million as of December 31, 2022).

C.	The composition of the portfolio of projects pending to be executed (“backlog”) refers to the expected future income from signed contracts. The detail by operating segments as of December 31, 2023, and the dates on which they are estimated to be carried out, is shown in the following table:

	Annual Backlog
In thousands of soles	2024	2025	2026+	Total
Engineering and Construction	2,113,267	499,818	-	2,613,085
Infrastructure	673,401	655,690	661,051	1,990,142
Real estate	145,876	8,039	-	153,915
Intercompany eliminations	(164,606)	(154,818)	(159,436)	(478,860)
	2,767,938	1,008,729	501,615	4,278,282

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

25.	Costs and Expenses by Nature

For the years ended December 31, the detail of this item is as follows:

		2022			2023
		Cost of goods	Administrative		Cost of goods	Administrative
In thousands of soles	Note	and services	expenses	Total	and services	expenses	Total
Salaries, wages and fringe benefits (i)		1,226,807	125,113	1,351,920	965,685	126,538	1,092,223
Services provided by third-parties		1,332,787	50,089	1,382,876	1,267,385	62,410	1,329,795
Purchase of goods		633,925	-	633,925	729,521	-	729,521
Other management charges (ii)		364,887	7,861	372,748	394,894	12,808	407,702
Amortization	16	98,529	3,506	102,035	157,132	3,747	160,879
Depreciation (iii)	15	58,011	16,977	74,988	62,939	13,087	76,026
Impairment of accounts receivable (iv)		170,987	3,120	174,107	-	-	-
Taxes		16,188	552	16,740	28,351	780	29,131
Impairment of plant and equipment		3,483	7,269	10,752	-	-	-
		3,905,604	214,487	4,120,091	3,605,907	219,370	3,825,277

(i)	For the years ended December 31, salaries, wages and fringe benefits comprises the following:

In thousands of soles	2022	2023
Salaries and wages (i.1)	1,056,969	837,760
Statutory gratification	87,357	76,534
Social contributions	73,371	62,886
Employee’s severance indemnities	58,072	45,266
Vacations	47,331	40,166
Workers’ profit sharing (i.2)	6,700	6,902
Indemnities Payable	6,436	7,802
Per diem	3,334	3,621
Others	12,350	11,286
	1,351,920	1,092,223
Medical Insurance	3,233	3,232
Medical examinations and psychological evaluation	952	255
Training	1,316	662
Others	6,849	7,137
	12,350	11,286

(i.1)	The average number of employees of the Corporation during 2022 and 2023 was 16,336 and 12,877, respectively.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(i.2)	The distribution of workers’ profit sharing in the consolidated statements of profit or loss for the years ended December 31 is shown below:

In thousands of soles	2022	2023
Cost of sales of goods and services	6,382	6,837
Administrative expenses	318	65
	6,700	6,902

(ii)	In 2023, mainly corresponds to: a) Increase in project activities of the subsidiary Cumbra Peru S.A. for S/ 20.1 million (S/ 7.6 million for commissions on bonds of the Intipunku Consortium, S/ 12.5 million in Vial Y Vives DSD Quebrada Blanca project, higher costs for increased activity); b) in the subsidiary Unna Energia S. A. for S/ 16.8 million for the increase in royalties according to the license contracts of lot III, resulting from the increase of 160% in oil production and a decrease of 12.4% in the average price. In 2023 the additional production was 334 thousand barrels at an average price per barrel of US$ 81.73.

The increase in 2022 of S/ 138 million is mainly due to: a) results of arbitration processes in the subsidiary Cumbra Peru S.A. for S/ 41.6 million (S/ 38.1 million with Empresa de Generacion Electrica Machupichu S.A, S/ 2.8 million with SEDAPAL S.A., and S/ 0.7 million with Programa Subsectorial de Irrigaciones – PSI, as indicated in (note 20.d); b) in the subsidiary Unna Energia S.A. for S/ 85.2 million for the increase in the royalty rate in accordance with the license contracts of lots III and IV, due to the increase in oil production and the 36% increase in the price. In 2022 production was 225.6 thousand barrels at an average price per barrel of US$ 93.24.

(iii)	For the years ended December 31, depreciation comprises the following:

		Cost of sales and services		Administrative expenses
In thousands of soles	Note	2022	2023	2022	2023
Property, plant and equipment	15.B	47,195	51,964	5,113	2,371
Right-of-use assets	15.C	8,809	9,082	9,900	8,752
Investment property	15.A	2,007	1,893	1,964	1,964
		58,011	62,939	16,977	13,087

(iv)	For the years ended December 31, impairment of accounts receivable and other accounts receivables includes the following:

In thousands of soles	Note	2022	2023
Trade accounts receivables	10 (d)	54,766	-
Other accounts receivable	12 (f)	119,299	-
Accounts receivable from related parties and joint operators		42	-
		174,107	-

26.	Finance Income and Expenses – Interest for Present Value of Financial Assets or Liabilities

A.	Finance Income and Expenses

For the years ended December 31, these items include the following:

In thousands of soles	2022	2023
Financial income:
Interest on short-term bank deposits	12,894	29,156
Comercial interests	856	883
Interest on loans to third parties	127	185
Others	1,577	1,076
	15,454	31,300
Financial expenses:
Interest expense on:
- Bank loans	64,010	94,252
- Bonds	34,844	18,102
- Loans from third parties	6,345	7,236
- Financial lease right-of-use	4,505	4,714
- Financial lease	474	9
Commissions and collaterals	22,389	14,599
Interest from Tax Administration	16,326	19,802
Exchange difference loss, net	269	23,162
Factoring expenses	1,973	3,171
Other financial expenses	5,339	4,997
	156,474	190,044

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

B.	Interests for present value of financial assets or liabilities

In thousands of soles	2022	2023
Interest income for present value of financial asset or liability (a)	13,299	8,956
Interest expenses for present value of financial asset or liability (b)	(99,313)	(6,380)
	(86,014)	2,576

(a)	Mainly corresponds to:

i.	In 2023, adjustment to present value of the account receivable of Viva Negocio Inmobiliario S.A.C. to the Ministerio de Vivienda, Construccion y Saneamiento related to the Ancon Project, for S/3.9 million at a discount rate of 6.58%. (S/8 million at a discount rate of 7.99% in 2022).

ii.	In 2023, adjustment to the present value of the BCI loan in Inversiones en Autopistas S.A. for S/2.4 million due to a decrease in the rate from 9.97% to 9.2%.

(b)	Mainly correspond to:

i.	In 2023, adjustment to the present value of the closure provision for S/4.3 million, mainly due to Unna Energia S.A. for S/2.2 million and Red Vial 5 S.A. for S/1.8 million.

ii.	In 2022, adjustment to the present value of the account receivable from Gasoducto Sur Peruano S.A. for S/72.2 million, due to the increase of discount rate applied from 2.73% to 5.86%.

iii.	In 2022, due to the adjustment to the present value of the BCI loan in Inversiones en Autopistas S.A. for S/16.6 million due to a rate increase from 8.39% to 9.97% as of December 31, 2022.

27.	Other Income and Expenses

For the years ended December 31, these items include the following:

In thousands of soles	2022	2023
Other income:
Insurance compensation	209	9,942
Sale of assets	11,274	9,816
Recovery of provisions and impairments	2,067	6,190
Penalty income	4,715	1,011
Supplier debt forgiveness	5,244	407
Change in contract of the call option (a)	3,706	-
Fee adjustments for right of use	3,678	2,883
Others	4,346	7,303
	35,239	37,552
Other expenses:
Net cost of fixed assets disposal	8,137	7,470
Administrative sanctions and legal processes (b)	18,265	9,912
Civil compensation recognized from the Agreement (note 21.a)	258,267	249
Disposal of property, plant and equipment	4,137	624
Asset impairment (c)	26,211	2
Renegotiation of contract with suppliers	6,356	-
Others	4,480	5,590
	325,853	23,847
Other income and expenses	(290,614)	13,705

(a)	As of December 31, 2021, the subsidiary Cumbra Peru S.A. renegotiated the terms of the put option arrangement signed with the minor shareholder Morelco S.A.S. at the acquisition of asset. This renegotiation ended with the signature of a new acquisition agreement for US$ 15.4 million, superseding the original put option arrangement. The Company obtained a prepayment discount of S/ 3.7 million in 2022.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(b)	As of December 31, 2023, corresponds to: i) Penalty imposed to Cumbra Peru by INDECOPI´s Technical Secretariat for S/ 4 million. ii) tax penalties for S/ 5.2 million (AENZA S.A.A. for S/ 0.5 million, Cumbra Peru S.A. for S/ 3.2 million, Cumbra Ingenieria S.A. for S/ 1.1 million, and others for S/ 0.4 million); iii) Penalty imposed by OSITRAN to Tren Urbano de Lima S.A. for S/ 0.5 million; iv). Provision of labor proceedings of Cumbra Peru S.A. amounting to S/ 0.2 million.

As of December 31, 2022, mainly corresponds to: i) Penalty imposed to Cumbra Peru by INDECOPI´s Technical Secretariat for S/ 0.3 million. ii) Income tax penalties for S/ 13.1 million (AENZA S.A.A. for S/ 1 million, Cumbra Peru S.A. for S/ 7.4 million and Cumbra Ingenieria S.A. for S/ 4.7 million); iii) Penalty imposed by OSITRAN to Tren Urbano de Lima S.A. for S/ 3.2 million; iv) Provision of labor proceedings of subsidiary Red Vial 5 S.A. amounting to S/ 1.6 million.

(c)	As of December 31, 2023, corresponds to impairment of other accounts receivable of Viva Negocio Inmobiliario S.A.C. for S/ 2 thousands from Peru Piping Spools S.A.C.

As of December 31, 2022, corresponds to the impairment of investments of AENZA S.A.A. for S/ 14.8 million (note 14.a.ii), impairment of other accounts receivable of Viva Negocio Inmobiliario S.A.C. for S/8.1 million (S/ 5.8 million related to Ancon Project), impairment of intangible assets for S/3.1 million at Cumbra Peru mainly corresponding to Vial y Vives - DSD S.A. trademark for S/ 2.6 million and AENZA S.A.A. for S/ 0.5 million, others minor for S/0.2 million.

28.	Tax Situation

A.	According to current provisions legally in force for Peru, Chile, and Colombia, each company of the Corporation is individually subject to the applicable taxes. The Management considers that it has calculated the income tax base according to the current tax provisions legally in force for every country.

The Company and subsidiaries are subject to Peruvian tax regime. As of December 31, 2022 and 2023, the Corporate Income Tax rate in Peru is calculated on the basis of the net taxable income determined by the Company at a rate of 29.5% and the Income tax rate applicable to the distribution of dividends and any other form of profit distribution is 5%.

B.	In accordance with current Peruvian tax legislation, non-domiciled individuals only pay taxes for its Peruvian source income. Thus, in general terms, revenues obtained by non-domiciled individuals from the services rendered in the country shall be subject to a 30% Income Tax on gross income; provided that no double tax treaties are applicable. Currently, Peru has entered into double tax treaties with the Andean Community, Chile, Canada, Brazil, Portugal, Switzerland, Mexico, and South Korea.

Concerning the technical assistance or digital services rendered by non-domiciled individuals to domiciled individuals, regardless of the place where the service is rendered, they shall be subject to a 15% and 30% income tax rate on gross income, respectively. Technical assistance will be subject to a 15% rate, provided that Income Tax Law requirements are met. As stated in the foregoing paragraph, the withholding rate may vary in these cases or withholding may not be applicable based on the provisions set forth in a double tax treaty.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

C.	Changes in the Income Tax Law in Colombia

Since 2021, several regulations have been published regarding income tax applicable to subsidiaries domiciled in Colombia:

a)	Law 2155 of Social Investment, whose amendments are effective as of 2022.

●	Increase of the income tax rate for legal entities to 35% as from 2022.

●	Discount of the Industry and Trade Tax (ICA) of 50% plus the tax for notices and boards paid during the taxable year. Effective only until fiscal year 2022.

●	Tax standardization: this tax is created as an additional tax on income, being the generating fact the omission of assets or declaring nonexistent liabilities. The rate of this new tax will be 17% and the taxable base will be the one established in section 2 of the social investment law. The standardization tax is not a deductible expense for the calculation of income tax.

●	Audit benefit: the term for the DIAN (Colombian tax authorities) to examine the years 2022 and 2023 income tax returns is extended, being the definitive terms 6 and 12 months. This benefit does not apply to companies with a tax of less than 71 UVT (tax value unit) or that have tax benefits due to their location in a specific geographical area.

b)	Law 2277 of Tax Reform for Equality and Social Justice, whose changes are in force since 2023.

●	New Minimum Tax The taxpayer and/or the business group to which it belongs must calculate an effective rate (adjusted income tax/debugged profit) which may not be less than 15%.

●	Limit of 3% of the taxable income for the addition of some non-taxable income, special deductions, exempt income and tax discounts.

●	For foreign companies and entities and non-domiciled individuals, the withholding rate increases for dividends from profits that have been considered as revenue not constituting income or occasional gain. In this case, the withholding rate would be 20% (10% in force until 2022).

●	The occasional income tax rate is set at 15% (10% effective until 2022)

D.	Tax Loss carryforward

In Peru the tax loss regime regulated by Section 50° of the Income Tax Law establishes two systems for offsetting tax losses:

Offsetting the loss with the net corporate income obtained during the four years following the period of its generation, year after year, until the amount disappears (A System). The uncompensated balance after such term may not be offset in the following periods.

Offsetting the loss with 50% of net corporate income obtained during the immediately following periods, year after year, until the amount disappears (B System).

By means of Legislative Decree 1481, published on May 8, 2020, exceptionally, the loss carryforward period under System A of loss offsetting, only for the total net corporate loss of Peruvian source obtained in the taxable year 2020, will be five (5) years.

In Chile, tax losses are set off against future taxable income with no expiration limit.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2023, the total tax loss amounts to S/ 567.9 million (as of December 31, 2022, a total of S/616 million) and is composed as follows:

		Tax loss
	Tax	application	Estimate on Application			Statute of
	loss	method	2024	2025	Forward	limitations
Cumbra Peru S.A.	316,986	B	1,200	75,729	240,057	N/A
Vial y Vives - DSD S.A.	201,418	Not applicable	-	5,223	196,195	N/A
AENZA S.A.A.	22,237	A	22,237	-	-	2026
Transportadora de Gas Natural Comprimido Andino S.A.C.	15,532	B	375	390	14,767	N/A
Carretera Andina del Sur S.A.C.	9,025	B	471	450	8,104	N/A
Consorcio Vial del Sur	1,817	A	1,817	-	-	2027
Unna Energia S.A.	902	A	902	-	-	2026
	567,917		27,002	81,792	459,123

E.	The income tax shown in the consolidated statement of profit or loss comprises the following:

In thousands of soles	Note	2022	2023
Current income tax		127,952	104,133
Deferred income tax	23	3,394	91,492
Income tax		131,346	195,625

F.	The Corporation’s income tax differs from the theoretical amount that would result from applying the Corporation entities’ weighted average income tax rate applicable to consolidated pretax income as follows:

In thousands of soles	2022	2023
Profit (Loss) before income tax	(230,708)	336,746
Income tax by applying local applicable tax rates on profit generated in the respective countries	(68,537)	104,315
Tax effect on:
- Non-deductible expenses	143,627	32,564
- Change in prior years estimations	26,486	5,748
- Unrecognized deferred income tax asset	26,518	28,997
- Provision of tax contingencies	3,631	7,756
- Equity method (profit) loss	350	(888)
- Non-taxable income	(914)	(16)
- Minimum tax	-	17,149
- Others	185	-
Income tax	131,346	195,625

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

G.	The theoretical tax disclosed results from applying the income tax rate in accordance with the tax legislation of the country where each company that is part of the Corporation is domiciled. In this regard, companies domiciled in Peru, Chile, and Colombia applied in 2023 and 2022 income tax rates of 29.5%, 27%, and 35% respectively. Red Vial 5 S.A., Tren Urbano de Lima S.A., Concesionaria Via Expresa Sur S.A., and Unna Energia S.A. (Lots III and IV) have legal stability agreements signed with the Peruvian Government in force during the term of the associated concessions. Therefore, the consolidated theoretical amount is obtained from weighting the profit or loss before income tax and the applicable income tax rate.

		Profit/Loss
	Applicable	before
	Tax	Income	Income
	Rates	Tax	Tax
In thousands of soles	(A)	(B)	(A)*(B)
Country
2022
Peru	29.50%	(353,545)	(104,295)
Peru - Red Vial 5 S.A.	27.00%	58,381	15,763
Peru - Tren Urbano de Lima S.A.	30.00%	101,086	30,326
Peru - Via Expresa Sur S.A.	30.00%	(118)	(35)
Peru - Unna Energia S.A.	29.00%	51,884	14,528
Chile	27.00%	(43,924)	(11,859)
Colombia	35.00%	2,685	940
Bolivia	25.00%	(158)	(40)
Mexico	30.00%	53	16
Unrealized gains		(47,052)	(13,881)
		(230,708)	(68,537)

Country
2023
Peru	29.50%	61,468	18,133
Peru - Red Vial 5 S.A.	27.00%	59,388	16,035
Peru - Tren Urbano de Lima S.A.	30.00%	114,673	34,402
Peru - Via Expresa Sur S.A.	30.00%	(30)	(9)
Peru - Unna Energia S.A.	29.00%	33,502	9,381
Chile	27.00%	(35,001)	(9,450)
Colombia	35.00%	98,904	34,616
Mexico	30.00%	(642)	(193)
Unrealized gains		4,484	1,400
		336,746	104,315

H.	Income Tax Assessment

Peruvian Tax Authorities are entitled to examine and, if applicable, to correct the income tax calculated by the Company within the four years following the year of tax return filing, counted as from January 1 of the year after the filling of the corresponding tax return (years open to audit). Tax returns for years 2019 through 2023 are open for examination. Management considers that no significant liabilities will arise as a result of these income tax assessments. In addition, tax returns for years 2020 through 2023 are pending examination by the Chilean tax authorities, who are entitled to conduct examinations within a period of three years from the date of presentation of the respective tax returns. Likewise, in Colombia, tax returns for years 2022, and 2023 are pending examination by the Colombian tax authorities, who are entitled to conduct examinations within a period of two ears from the date of presentation of the respective tax return.

In addition, the declaration of National Emergency issued by government by means of Executive Order 044-2020-PCM and its amendments, suspended the term for limitations of the Tax Administration’s auditing from March 16, 2020 to June 10, 2020, i.e., for a period of eighty seven (87) calendar days.

Due to possible varied interpretations of the current legal regulations by the Tax Authorities, it is not possible to determine, to date, whether a future tax audit will result or not in liabilities for the Company; therefore, any difference that might arise from eventual tax audits would be applied to profit or loss for the period in which it is determined.

I.	Uncertainty over income tax treatments

The Corporation has performed an assessment of uncertain tax treatment positions in accordance with IFRIC 23 and determined, based on its tax compliance and transfer pricing study, that it is probable that its tax treatments will be accepted by the tax authorities. The Interpretation had no impact on the Corporation’s consolidated financial statements as of December 31, 2022 and 2023.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

J.	Temporary Tax on Net Assets (ITAN)

It is applicable to the Corporate Income, whose taxable base is constituted by the adjusted net assets at the end of the fiscal year prior to payment, after deducting depreciation, amortization, legal reserve, and specific provisions for credit risk. The tax rate is 0.4% for year 2022 and 2023 and is applied to the amount of net assets exceeding S/ 1 million. It may be paid in cash or in nine consecutive monthly installments. The paid amount may be used as a credit against payments on account of General Regime of Income Tax for taxable periods from March to December of the fiscal period for which the tax was paid until maturity date of each of the payments on account, and against the payment for regularization of income tax of the corresponding taxable period. In the event a remaining balance is not applied, its refund could be requested. The Corporation has determined that its Temporary Tax on Net Assets in 2023 amounts to S/ 22.5 million (S/ 21.5 million in 2022).

K.	Tax on financial transactions

Tax on Financial Transactions (ITF) for the periods 2022 and 2023 was fixed at the rate of 0.005%. This tax is applied on debits and credits in bank accounts or movements of funds made through the financial system, unless the account is tax-exempt.

L.	Transfer pricing

For Income Tax determination purposes, transfer pricing for transactions carried out with related parties and with companies domiciled in territories with low or null taxation, shall be supported with documentation and information about the valuation methods used, and the criteria considered for pricing. Until fiscal year 2016, it was mandatory to submit a Transfer Pricing Sworn Statement and a Technical Study.

By means of Legislative Decree 1312, published on December 31, 2016 and effective January 1, 2017, the following formal obligations were established to replace the former ones: (i) presentation of a Local File (subject to materialization limits); (ii) presentation of a Master File (subject to materialization limits), and (iii) presentation of a Country-by-Country Reporting. The presentation of the Master File and the Country-by-country reporting will become obligatory from 2018 onwards.

In addition, the Decree 1312 also established that intra-group services with low added value shall not have a margin greater than 5% of their costs. Concerning the services rendered among related parties, taxpayers shall comply with the benefit test and provide the documentation and information under specific conditions for the deduction of costs or expenses.

Based on the analysis of operations of the Company, the Management and its legal advisors consider that, as a consequence of the application of these provisions, no material contingencies will arise as of December 31, 2022 and 2023.

M.	The current income tax payable – after applying the corresponding tax credits – maturing on the first week of April of the following year, mainly include the following:

●	Viva Negocio Inmobiliario S.A.C.	S/ 1.2 million in 2023 (S/ 40.5 million in 2022)

●	Tren Urbano de Lima S.A.	S/ 9.8 million in 2023 (S/ 3.3 million in 2022)

●	Aenza Servicios Corporativos S.A.C.	S/ 1.5 million in 2023

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

N.	Major amendments to Peruvian tax laws effective from January 1, 2021

i.	Accrual accounting concept

Legislative Decree 1425 introduced the definition of “legal accrual” for income tax purposes, applicable from 2019, stating that: a) income from transfer of goods occurs when i) control has been transferred (in accordance with IFRS 15); or ii) risk has been transferred to the acquirer (Risk Theory set out in the Civil Code), whichever occurs first; and b) income from service rendering occurs when realization level of the rendered service has been established.

The new legal accrual concept is applicable to lessees for determining the tax treatment of the expense associated with lease agreements regulated by IFRS 16 (e.g. operating leases for tax purposes).

The concept serving as comment will not be applicable for those entities accruing income or expenses for Income Tax in accordance with tax provisions establishing a special (sectorial) regime of accrual.

ii.	Deduction of expenses or costs incurred in transactions with non-domiciled parties

Legislative Decree 1369 requires that costs and/or expenses (including outbound interest) incurred with non-domiciled individuals must be paid effectively to be deducted in the year they were incurred. Otherwise, their impact on the determination of net income will be deferred to the year in which they are actually paid and the corresponding withholding will be applied.

This regulation eliminated the obligation to pay the amount equivalent to the withholding on the amount recorded as cost and/or expense.

iii.	Indirect credit

As from January 1, 2019, under certain requirements, domiciled entities receiving foreign inbound dividends may deduct as direct loan the income tax that would have been levied on the foreign dividends and the corporate income tax (indirect credit) paid by the tier 1 and tier 2 non-domiciled entity (provided they are in the same jurisdiction) that would have been applied to distribute the dividends from abroad.

iv.	Measures to implement the General Anti-avoidance Rule provided in the regulation XVI of Tax Code

Legislative Decree 1422 set up the procedure to implement the General Anti-avoidance Rule, mainly stating that: (i) it is applicable only in final audit procedures in which acts, events or situations that occurred since July 19, 2012, are reviewed; (ii) it is applicable only if there is a favorable opinion from a review committee composed of Tax Authorities’ officers (said opinion is not appealable); and (iv) final audit procedures, in which the General Anti-avoidance Rule is applicable, are not subject to the one (1) year term to request information from the audited parties.

On May 6, 2019, Executive Order 145-2019-EF was published in the Official Gazette El Peruano. This Decree approves the substantive and formal parameters for the application of the general anti-avoidance rule contained in Rule XVI of the Tax Code, thus, complying with the requirement to release the suspension established by Law 30230 for the application of said rule. Likewise, SUNAT Audit Procedure Regulations have been adapted for this purpose.

By means of Resolution 000184-2021/SUNAT, published on December 13, 2021, the members of the Review Committee of SUNAT referred to in Article 62-C of the Sole Ordered Text of the Tax Code were appointed, which states that when applying the Anti-avoidance Rule in an audit procedure, a report must be sent together with the audit file to the Review Committee.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

v.	Joint and several liability of legal representatives and Directors

Legislative Decree 1422 establishes that from September 14, 2018, when an audited individual is subject to the General Anti-Avoidance Rule, there is joint and several liability of legal representatives due to fraud, gross negligence, or misuse of powers, unless proven otherwise. The aforementioned joint and several liability shall be attributed to said representatives provided that they collaborated in the design, approval or execution of the acts, situations or business relationships with an elusive purpose.

This regulation also applies to the members of the Board of Directors, indicating that they shall establish a tax strategy for the companies in which they act as directors, having to decide whether or not to approve the acts, situations or business relationships to be carried out within the framework of tax planning; they shall not delegate such responsibility.

Lastly, the members of the domiciled companies’ Board of Directors were granted a term, with maturity on March 29, 2019, to verify or modify the acts, situations or business relationships carried out within the tax planning and implemented as of September 14, 2018, that continue having tax effect to date.

Considering the maximum term established for compliance with said formal obligation, the aforementioned joint and several liability attributable to legal representatives and directors, and the absence of a definition of ‘tax planning’, it will be crucial to review any act, situation or economic relation that has: (i) increased tax allocation; and/or (ii) generated a lower payment of taxes for the aforementioned periods, in order to avoid the attribution of joint and several liability, both administratively and punitively, depending on the supervisory agent criterion. The latter, in case the company to be audited by the Tax Authorities is subject to the General Anti-Avoidance Rule.

vi.	Information related to ultimate beneficiaries

In line with the regulations to strengthen the fight against tax evasion and avoidance, as well as against money laundering and terrorism financing, as from August 3, 2018, provisions introduced by Legislative Decree 1372 are currently in force. The aforementioned decree requires the presentation of information related to ultimate beneficiaries to the competent authorities by means of a sworn statement of the ultimate beneficiaries. Said statement shall disclose the names of the natural persons that effectively retain ownership or control. Accordingly, it is mandatory to report the following information: (i) identification of the ultimate beneficiary; (ii) chain of title with its respective supporting documents; and (iii) identification of third parties that have said information, if applicable. It is also noted that the information related to the identification of the ultimate beneficiaries of legal persons and legal entities that will be provided to the competent authorities within the framework of these rules does not constitute a violation of professional secrecy nor is it subject to the restrictions on disclosure of information derived from confidentiality imposed by contract or by any legal or regulatory provision.

Likewise, by means of Superintendence Resolution 041-2022/SUNAT, effective as of March 25, 2022, the new parties obliged to file the sworn statement of the ultimate beneficiaries for fiscal years 2022 and 2023 (provided that they have not filed any in December 2019) were established.

The legal entities were obliged to file the sworn statement of the ultimate beneficiaries in accordance with the maturity schedule for monthly obligations for the period December 2022; however, by means of Superintendence Resolution 000278-2022/SUNAT, such due date was postponed until the period December 2023.

It should be taken into consideration that, if the sworn informative statement containing the information related to the ultimate beneficiaries is not filed, the legal representatives of the entity that failed to file such statement will be jointly and severally liable.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

vii.	Indirect Transfer of Shares

Since January 1, 2019, an anti-avoidance measure has been applied to prevent the split of operations, which allows indirect transfer of shares of companies domiciled in Peru.

It is indicated that in order to establish whether in a twelve-month period the transfer of 10% or more of the capital of the Peruvian company has been complied with, the transfers made by the subject under analysis are considered, as well as those made to its related parties, whether they are executed through one or several simultaneous or successive operations. The relationship shall be established in accordance with provisions of article 32-A (b) of the Income Tax Law.

In addition, regardless of compliance with the provisions of the Income Tax Law, an indirect taxable transfer shall always be established when, over any period of 12 months, the total amount of transferred shares of the Peruvian legal person is equal to or greater than forty thousand (40,000) UIT.

Likewise, when the transferor is a non-domiciled legal person that has a branch office or any permanent establishment in Peru with allocated equity, the latter is considered a jointly liable party. Thus, the latter is required to provide information, among other, regarding the transferred shares or interest of the non-domiciled legal person.

viii.	Thin Capitalization

Beginning January 1, 2021, finance cost will be deductible up to 30% of the tax-EBITDA (Net Income – Loss Offsetting + Net Interest + Depreciation + Amortization) of the prior period. There are some exemptions regarding this 30% limit for banks, taxpayers whose income is lower than 2,500 UIT (tax units), infrastructure, public services, among others.

Executive Order 402-2021, published on December 30, effective as of December 31, 2021, amended the Income Tax Law Regulation that regulates the calculation of the tax EBITDA for purposes of the debt interest limit.

For fiscal years 2019 and 2020 the financial expense generated by indebtedness both between independent and related parties is subject to the thin capitalization limit of (3:1 Debt/Equity Ratio) calculated at the end of the previous fiscal year.

ix.	Other relevant changes

Within the framework of the delegation of powers to legislate on tax, fiscal, financial and economic reactivation matters, given to the Executive Branch (Law 31380), on December 30, 2021, the first tax regulations were published, among which the tax benefits approved for the Aquaculture and Forestry sector, the standardization of the cost for access to tax stability and the extension of the VAT exemptions stand out.

They extend the validity of some exonerations and tax benefits, specifically the following:

●	The exemptions contained in Appendices I and II of the Sales Tax Law were extended until December 31, 2025. Consequently, the sale of staple foods and basic services such as public transportation, among others, will not be levied with sales tax. Link to the regulation of comment: Law 31651.

●	The issuance of electronic money will not be levied with sales tax until December 31, 2024. Link to the regulation of comment: Legislative Decree 1519.

●	The refund of taxes levied on acquisitions with donations from abroad and imports from diplomatic missions is allowed until December 31, 2024: Link to the regulation of comment: Legislative Decree 1519.

In addition, Executive Order 1516, published on December 30, 2021, and in force as from December 31, 2021, established the standardization of the cost for access to the stability provided for in the Legal Stability Agreements under Legislative Decrees 662 and 757. Accordingly, such decree has modified Article 1 of Law 27342 that regulates such agreements. Therefore, receiving companies signing with the government stabilizes the Income Tax to be applied according to the regulations in force at the time of the subscription of the corresponding agreement, being applicable the current rate referred to in the first paragraph of Article 55 of the Income Tax Law at that time plus 2 (two) percentage points.

Likewise, Legislative Decree 1529, effective beginning on April 1, 2022, amended Law 28194 “Law for the Fight against Evasion and for the Formalization of the Economy”, regarding the cases in which means of payment must be used; the amount from which it is obligatory to use means of payment, and the obligation to report to the Tax Authority about payments made to third parties other than the creditor.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

29.	Other comprehensive Income

The analysis of this movement is shown below:

			Exchange
	Foreign	Increase in	difference from net
	currency	fair value of	investment
	translations	available-for	in a foreign
	adjustment	sale assets	operation	Total
As of January 1, 2022	(66,354)	7,461	(9,671)	(68,564)
(Charge) credit for the year	(20,814)	(7,461)	(287)	(28,562)
As of December 31, 2022	(87,168)	-	(9,958)	(97,126)
Credit (charge) for the year	28,918	-	(167)	28,751
As of December 31, 2023	28,918	-	(167)	28,751

The foregoing amounts only represent the amounts attributable to the Company’s controlling interest, net of tax. The table below shows the movement in other comprehensive income per year:

In thousands of soles	2022	2023
Owners of the Company	(28,562)	28,751
Non-controlling interest	(99)	137
Total value in OCI	(28,661)	28,888

30.	Contingencies, Commitments, and Warranties

In the opinion of Management and its legal advisors, the provisions registered mainly for lawsuits (civil, tax, labor claims, administrative proceedings, and contentious-administrative proceedings) are sufficient to cover the results of these probable contingencies (note 21), leaving as possible contingencies an amount of S/ 482.3 million (S/ 390.1 million as of December 31, 2022).

A.	Tax contingencies

As of December 31, 2023, the Company considers that the maximum exposure for tax contingencies of the Corporate amounts to S/ 411.6 million (S/ 311 million as of December 31, 2022), according to the following details:

i)	Appeal Process before the Tax Court totaling S/ 309.5 million, corresponding to: (i) AENZA S.A.A., income tax for the years 2013, 2014 and 2015 for S/ 149.1 million; (ii) Cumbra Peru S.A., income tax for the years 2012, 2014, 2015 and 2016 for S/ 112.7 million; (iii) Cumbra Ingenieria S.A., income tax 2013, 2014, 2015 and 2016 for S/ 21.1 million; (iv) Consorcio Constructor Ductos del Sur for income tax for the year 2014 for S/ 14.8 million; (v) Consorcio Constructor Chavimochic, income tax 2014, 2015 and 2016 for S/ 9.3 million; (iv) Viva Negocio Inmobiliario S.A.C., income tax 2009 for S/ 1.7 million; and (vii) Unna Transporte S.A.C., income tax and general sales tax for 2015 for S/ 0.8 million.

ii)	Claim process before SUNAT for S/ 96.1 million: (i) AENZA S.A.A., income tax for the year 2017 for S/ 79.8 million; (ii) Cumbra Ingenieria S.A., for income tax for the year 2019 for S/ 11 million; and (iii) Viva Negocio Inmobiliario S.A.C., for income tax for the year 2021 for S/ 5.3 million.

iii)	Claim proceeding before the Judicial Power for S/ 6.1 million: (i) AENZA S.A.A., for income tax for the year 2010 for S/ 6 million; and (ii) Viva Negocio Inmobiliario S.A.C., for non-domiciled income tax for the year 2011 for S/ 0.1 million.

As of December 31, 2022 and 2023, in the opinion of the Corporation’s Management, all of the aforementioned processes will be favorable considering their characteristics and the evaluation of its legal advisors.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

B.	Other contingencies

As of December 31, 2023, the Company considers that the maximum exposure for other contingencies of the Corporation amounts to S/  70.7 million (S/ 79.1 million at year end 2022), according to the following details:

i)	Labor lawsuits for S/ 29.3 million (S/ 22.2 million in 2022), mainly by Morelco S.A.S for S/ 26.6 million, Unna Energia S.A. for S/ 1.4 million and Unna Transporte S.A.C for S/ 1.3 million (in 2022 mainly by Morelco S.A.S for S/ 19 million, Unna Energia S.A. for S/ 1.6 million, Unna Transporte S.A.C for S/ 1.2 million, Cumbra Peru S.A. for S/ 0.3 million and Viva Negocio Inmobiliario S.A.C. for S/ 0.1 million).

ii)	Civil lawsuits, corresponding mainly to indemnities for damages, contract terminations and obligations to give a sum of money amounting to S/ 18.6 million (S/ 26.9 million at year-end 2022), mainly by Cumbra Peru S.A. for S/ 15.2 million, Cumbra Ingenieria S. A. for S/ 1.8 million, Unna Transporte S.A.C. for S/ 0.6 million, Red Vial 5 S.A. for S/ 0.6 million, Morelco S.A.S. for S/ 0.3 million, and Viva Negocio Inmobiliario S.A.C. for S/ 0.1 million (in 2022 mainly by Cumbra Peru S.A. for S/ 20.1 million, Cumbra Ingenieria S.A. for S/ 3.8 million, and Unna Transporte S.A.C. for S/ 1.9 million, Red Vial 5 S.A. for S/ 0.6 million, Viva Negocio Inmobiliario S.A.C. for S/ 0.3 million and Morelco S.A.S. for S/ 0.2 million).

iii)	Administrative lawsuits amounting to S/ 17.6 million (S/ 15.3 million in 2022), related to the subsidiaries Unna Energia S.A. for S/ 14.6 million and Morelco S.A.S. for S/ 3 million (in 2022, Unna Energia S.A. for S/ 12.8 million and Morelco S.A.S. for S/ 2.5 million).

iv)	Administrative proceedings amounting to S/ 5.2 million (S/ 14.7 million in 2022), mainly related to Aenza S.A.A. for S/ 3.5 million, to the subsidiaries Tren Urbano de Lima S.A. for S/ 0.7 million, Cumbra Peru S.A. for S/ 0.5 million, and Viva Negocio Inmobiliario S.A.C. for S/ 0.5 million (in 2022, Cumbra Peru S.A. for S/ 6 million, Tren Urbano de Lima S.A. for S/ 4.8 million, AENZA S.A.A. for S/ 3.5 million and Viva Negocio Inmobiliario S.A.C. for S/ 0.4 million).

C.	Letters of guarantee and Guarantors

As of December 31, 2023, the Corporation has different letters of guarantee and guarantors in force in various financial entities ensuring operations for US$ 538.3 million (US$ 574.6 million as of December 31, 2022).

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

31.	Non-controlling Interest

The following table summarizes the information relating to each of the Corporation´s subsidiaries that has material non-controlling interests, before any intra-group eliminations.

At December 31, 2022

In thousands of soles	VIVA Negocio Inmobiliario S.A.C. and subsidiaries	Red Vial 5 S.A.	Tren Urbano de Lima S.A.	Cumbra Ingenieria S.A. and subsidiaries	Unna Energia S.A.	Cumbra Peru S.A. and subsidiaries	Promotora Larcomar S.A.	Other individually immaterial subsidiaries	Intra-group eliminations	Total
Percentage of non-controlling interest	0.46%	33.00%	25.00%	10.59%	5.00%	0.61%	53.45%
Current assets	491,076	101,467	350,447	139,450	256,777	1,205,607	301
Non-current assets	181,951	320,589	703,876	10,094	659,686	813,021	13,368
Current liabilities	(252,577)	(71,293)	(118,709)	(115,556)	(206,111)	(1,530,113)	(86)
Non-current liabilities	(10,852)	(183,983)	(699,336)	(2,359)	(260,840)	(151,110)	(7,754)
Net assets	409,598	166,780	236,278	31,629	449,512	337,405	5,829
Net assets attributable to non-controlling interest	131,097	55,037	59,070	3,346	31,541	2,283	3,116	(128)	(860)	284,502
Revenues	367,276	238,043	388,811	224,216	633,792	2,454,982	-
Profit (loss) of the year	82,887	44,119	69,250	(10,038)	63,890	(137,455)	-
Other comprehensive income	(7,460)	-	-	(2)	-	(21,626)	-	427	-	(28,661)
Total comprehensive income for the year	75,427	44,119	69,250	(10,040)	63,890	(159,081)	-
Profit (loss) of the year, allocated to non-controlling interest	51,793	14,559	17,313	(1,084)	7,090	(714)	135	(375)	380	89,097
Other comprehensive income, allocated to non-controlling interest	-	-	-	2	-	(101)	-	-	-	(99)
Cash flows from operating activities	61,317	79,113	70,345	(23,183)	167,952	(194,356)	-
Cash flows from investment activities	(342)	(4,227)	682	(502)	(202,080)	5,358	-
Cash flows from financing activities	(59,316)	(78,866)	(81,326)	(2,865)	19,515	119,538	-
Net increase (decrease) in cash and cash equivalents	1,659	(3,980)	(10,299)	(26,550)	(14,613)	(69,460)	-

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

At December 31, 2023

In thousands of soles	VIVA Negocio Inmobiliario S.A.C. and subsidiaries	Red Vial 5 S.A.	Tren Urbano de Lima S.A.	Cumbra Ingenieria S.A. and subsidiaries	Unna Energia S.A.	Cumbra Peru S.A. and subsidiaries	Promotora Larcomar S.A.	Other individually immaterial subsidiaries	Intra-group eliminations	Total
Percentage of non-controlling interest	0.46%	33.00%	25.00%	10.59%	5.00%	0.47%	53.45%
Current assets	402,435	111,478	315,856	111,722	249,681	1,402,600	298	-	-	-
Non-current assets	176,779	253,386	761,280	7,205	683,041	780,792	13,368	-	-	-
Current liabilities	(131,714)	(85,037)	(162,002)	(88,621)	(278,239)	(1,458,759)	(52)	-	-	-
Non-current liabilities	(73,058)	(135,735)	(698,229)	(164)	(197,691)	(138,002)	(7,739)	-	-	-
Net assets	374,442	144,092	216,905	30,142	456,792	586,631	5,875	-	-	-
Net assets attributable to non-controlling interest	84,500	47,550	54,227	3,025	31,917	654	3,141	1,843	(1,945)	224,912
Revenues	220,015	215,733	413,416	205,965	682,682	2,447,501	-
Profit (loss) of the year	28,197	43,013	78,627	(2,889)	52,792	621	46
Other comprehensive income	-	-	-	(76)	-	29,859	-	(895)	-	28,888
Total comprehensive income for the year	28,197	43,013	78,627	(2,965)	52,792	30,480	46
Profit (loss) of the year, allocated to non-controlling interest	16,756	14,194	19,657	(315)	6,554	(377)	25	(194)	222	56,522
Other comprehensive income, allocated to non-controlling interest	-	-	-	(8)	-	145	-	-	-	137
Cash flows from operating activities	94,868	112,538	45,779	(830)	172,424	117,829	225
Cash flows from investment activities	(488)	(4,108)	6,683	16	(173,062)	263	-
Cash flows from financing activities	(29,947)	(89,096)	(90,103)	896	(60,197)	17,000	-
Net increase (decrease) in cash and cash equivalents	64,433	19,334	(37,641)	82	(60,835)	135,092	225

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

32.	Dividends

In compliance with certain covenants, the Company will not pay dividends, except for the transactions with non-controlling interests described in note 34. Certain debt or other contractual obligations may restrict the ability to pay dividends in the future.

Additionally, the Agreement does not permit the distribution of dividends until 40% of the total amount of the committed Civil Compensation described in note 1.C has been amortized.

For the period ended December 31, 2023, the subsidiaries of the Corporation have declared dividends to their non-controlling interest parties of S/ 102 million and paid S/ 86.9 million (in 2022, subsidiaries paid S/ 19.8 million to its non-controlled interests plus S/ 14.6 million for previous periods).

33.	Profit (Loss) per Share

The basic profit (loss) per common share has been calculated by dividing the profit (loss) of the year attributable to the Corporate’s common shareholders by the weighted average of the number of common shares outstanding during that year.

For the periods ended December 31, 2022 and 2023, the basic loss per common share is as follows:

In thousands of soles		2022	2023
Profit (loss) attributable to owners of the Company during the year		(451,151)	84,599
Weighted average number of shares in issue at S/ 1.00 each, as of December 31,	(*)	1,120,038,177	1,199,377,033
Basic profit (loss) per share (in S/)	(**)	(0.403)	0.071
Weighted average number of shares (diluted) in issue at S/ 1.00 each, as of December 31,	(*)	1,196,979,979	1,371,964,891
Diluted profit (loss) per share (in S/)	(**)	(0.377)	0.062

(*)	The weighted average of the shares in 2023, considers the increase in common shares (wight: 360 days with 1,180,582,993 share and 5 days with 18,794,040 shares). The weighted average of the shares in 2022 considers the effect of capitalization in common shares of the convertible bond, performed in two tranches (February 28th and March 31st of 2022), disclosed in note 22.A (weight: 59 days with 140,940,146 shares, 31 days with 77,263,799 shares and 275 days with 901,834,231 shares).

(**)	The Corporation does not have common shares with dilutive effects as of December 31, 2022 and 2023.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

34.	Transactions with Non-controlling Interest

A.	Contributions (returns) from non-controlling shareholders

It corresponds to contributions and returns made by the partners of the subsidiary Viva Negocio Inmobiliario S.A.C. for the realization of real estate projects. As of December 31, the balances include:

In thousands of soles	2022	2023
Contributions received	995	6
Returns of contributions	(37,874)	(13,684)
Decrease in equity of non-controlling parties	(36,879)	(13,678)

35.	Events After the Consolidated Statements of Financial Position

Between January 1, 2024 and the date of issuance of this report, the following significant events have occurred:

1.	Corporate Reorganization plan

On February 7, 2024, the General Shareholders’ Meeting of AENZA S.A.A.A. approved the Corporate Reorganization Plan, according to which the new structure of the Group will be formed by two new holding companies, one that groups the engineering and construction businesses and the other that groups the infrastructure and energy businesses; maintaining Viva Negocio Inmobiliario S.A.C. as the vehicle for the real estate development business.

In this regard, the following non-monetary capital contributions agreements were made:

i)	In favor of Unna Infraestructura S.A.C., consisting of the shares owned by the Company representing the capital of: Tren Urbano Lima S.A., Red Vial 5 S.A., Concesionaria La Chira S.A., Inversiones en Autopistas S.A., Carretera Andina del Sur S.A.C., Concesionaria Via Expresa Sur S.A.C., Carretera Sierra Piura S.A.C., Operadores de Infraestructura S.A.C., and Agenera S.A.C.

ii)	In favor of Inversiones Ingenieria y Construccion S.A.C., consisting of the shares owned by the Company representing the capital of: Cumbra Peru S.A. and Cumbra Ingenieria S.A.

iii)	In favor of UNNA S.A.C., consisting of the shares owned by the Company representing the capital of: Unna Infraestructura S.A.C. and Unna Energia S.A.

Additionally, the delegation of powers to the Board of Directors to determine and fix the accounting valuation of the shares that will be the object of the non-monetary contributions, based on a valuation report to be prepared by Larrain Vial within 90 calendar days, as well as to determine all other conditions and terms for the realization of the non-monetary contributions.

2.	Tren Urbano de Lima S.A. - Arbitration Request

Our subsidiary Tren Urbano de Lima S.A. has filed today, before the General Secretariat of the Arbitration Center of the Chamber of Commerce of Lima, the Arbitration request against the Peruvian Government, for the amount of S/106.9 million, whose main claim is to declare that, according to the Concession Contract, the Peruvian Government is responsible for the deficiencies in the design, construction, conservation, maintenance, or deterioration of the Concession Assets that have occurred prior to the delivery of the concession, as in the case of the Footbridges, which were managed of by Tren Urbano de Lima S.A.

In addition to these events, no additional material facts or events have occurred that would require adjustments or disclosures in the consolidated financial statements as of December 31, 2023.